PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141465

(Proposed holding company for Bank of New Orleans)

Up to 6,095,000 Shares of Common Stock

(Anticipated Maximum)

Louisiana Bancorp, Inc. is offering shares of its common stock for sale in connection with the conversion of Bank of New Orleans from the mutual to the stock form of ownership. Louisiana Bancorp, Inc. will be the holding company for Bank of New Orleans. After the offering, all of Bank of New Orleans’ outstanding common stock will be owned by Louisiana Bancorp, Inc. We expect that the common stock of Louisiana Bancorp, Inc. will be quoted on the Nasdaq Global Market under the symbol “LABC.” Sandler O’Neill & Partners, L.P. will use its best efforts to assist us in Louisiana Bancorp’s selling efforts, but is not required to purchase any of the common stock that is being offered for sale. All shares offered for sale are being offered at a price of $10.00 per share. Purchasers will not pay a commission to purchase shares of common stock in the offering.

•	If you are a current or former depositor of Bank of New Orleans you may have priority rights to purchase shares.

•	If you are not a current or former depositor of Bank of New Orleans, you may have an opportunity to purchase shares of common stock after priority orders are filled.

We are offering up to 6,095,000 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 4,505,000 shares to complete the offering. If, as a result of regulatory considerations, demand for the shares or changes in market or financial conditions, the independent appraiser determines our market value has increased, we may sell up to 7,009,250 shares without giving you further notice or the opportunity to change or cancel your order. The offering is expected to close at 4:00 p.m., Central time, on June 14, 2007. We may extend this close date without notice to you until July 29, 2007, unless the Office of Thrift Supervision approves a later date, which will not be beyond June 27, 2009.

The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond July 29, 2007. If the offering is extended beyond July 29, 2007, subscribers will be notified and will be given the right to confirm, change or cancel their orders, and funds will be returned promptly to subscribers who do not respond to this notice. Funds received before completion of the offering up to the minimum of the offering range will be maintained at Bank of New Orleans. Funds received in excess of the minimum of the offering range may be maintained at Bank of New Orleans, or at our discretion, in an escrow account at an independent insured depository institution. In either case, we will pay interest on all funds received at a rate equal to Bank of New Orleans’ passbook rate, which is currently 0.5% per annum. If we do not sell the minimum number of shares or if we terminate the offering for any other reason, we will promptly return your funds with interest at Bank of New Orleans’ passbook rate.

The Office of Thrift Supervision has conditionally approved our plan of conversion. However, such approval does not constitute a recommendation or endorsement of this offering.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 13.

OFFERING SUMMARY

Price per Share: $10.00

	Minimum	Maximum	Maximum, As Adjusted
Number of shares	4,505,000	6,095,000	7,009,250
Gross offering proceeds	$45,050,000	$60,950,000	$70,092,500
Estimated offering expenses(1)	$900,000	$900,000	$900,000
Selling agent fees and expenses	$391,000	$537,000	$622,000
Estimated net proceeds	$43,759,000	$59,513,000	$68,571,000
Estimated net proceeds per share	$9.71	$9.76	$9.78

(1)	Excludes selling agent fees and expenses payable to Sandler O’Neill & Partners, LP. in connection with the offering.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2007

BNO
Bank of New Orleans
Established 1909

Lake Pontchartrain
Lake Pontchartrain Causeway
10
510
47
39
90
90
10
Metairie
New Orleans
LOUISIANA

LOUISIANA

Locations:

Main Office
1600 Veterans Memorial Boulevard
Metairie

5435 Magazine Street
New Orleans

4401 Transcontinental Drive
Metairie

1522 Robert E. Lee Boulevard
New Orleans
Temporarily closed due to Hurricane Katrina damage

SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering and the reorganization fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements of Bank of New Orleans.

THE COMPANIES

Louisiana Bancorp, Inc.

This offering is being made by Louisiana Bancorp, Inc., a Louisiana corporation recently formed by Bank of New Orleans to be its holding company. Louisiana Bancorp has not yet commenced operations and has no assets. Following the completion of this offering, Louisiana Bancorp will be a savings and loan holding company and parent corporation for Bank of New Orleans. The common stock of Louisiana Bancorp is being sold as part of the mutual-to-stock conversion of Bank of New Orleans, with a preference to certain depositors and employee benefit plans of the bank. We expect the common stock of Louisiana Bancorp to be publicly traded on the Nasdaq Global Market. The executive offices of Louisiana Bancorp, Inc. are located at the bank’s headquarters, 1600 Veterans Memorial Boulevard, Metairie, Louisiana. You may visit our website at www.bankofneworleans.com.

Bank of New Orleans

Bank of New Orleans is a federally chartered mutual savings bank which was originally organized in 1909. As of December 31, 2006, the bank had $219.7 million in assets, $150.3 million in deposits and $29.2 million in equity capital. We operate out of our headquarters in Metairie, Louisiana, approximately eight miles from downtown New Orleans, and three branch offices, although one of our branches remains temporarily closed due to flooding suffered during Hurricane Katrina in August 2005. Bank of New Orleans is a community oriented savings bank offering a variety of deposit products as well as providing single-family residential loans, commercial real estate and multi-family residential loans and, to a lesser degree, consumer loans, primarily to individuals, families and small to mid-sized businesses located in the greater New Orleans market area as well as other areas in southern Louisiana and coastal Mississippi. As of December 31, 2006, $45.6 million or 49.6% of the Bank’s total loan portfolio consisted of one-to four-family residential mortgage loans and $34.0 million or 37.0% consisted of multi-family residential, commercial real estate and land loans.

The devastating effects of Hurricane Katrina continue to significantly impact southern Louisiana. However, total non-performing loans of Bank of New Orleans, which amounted to $3.5 million or 3.8% of total loans at December 31, 2005, improved to $184,000 or 0.2% of total loans at December 31, 2006. As of December 31, 2006, Bank of New Orleans maintained an allowance for loan losses of $2.3 million, or 2.5% of total loans.

Bank of New Orleans’ mission is to operate and grow a profitable community focused financial institution while protecting its franchise through prudent operating standards. We plan to achieve this by executing our strategy of:

•	growing our loan portfolio;

•	expanding our market area;

•	maintaining high asset quality; and

•	providing exceptional service to attract and retain customers.

We believe our mutual-to-stock conversion will assist us in implementing our business strategy by increasing our capital base which will support continuing growth in our lending operations and facilitate the expansion of our franchise through the opening of additional de novo branch offices or possible acquisitions of other financial institutions. We believe it is an opportune time for us to convert so that we can grow. After our conversion, we will also be able to use stock-related incentive programs to attract and retain executive and other personnel, which we expect will permit us to expand our lending capabilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Strategy” on page 36.

The Conversion

The conversion involves a series of transactions by which we will convert from our current status as a mutual savings bank to a stock savings bank and become a subsidiary of Louisiana Bancorp. As a stock savings bank, we will implement our business strategy focused on loan growth and geographic expansion of our franchise. After the conversion, we will continue to be subject to the regulation and supervision of the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. See “The Conversion and Offering” at page 88.

At present, our depositors are voting members of Bank of New Orleans. When we complete the conversion, our depositors will cease to be voting members and Louisiana Bancorp will have all of the voting rights in Bank of New Orleans since it will be the bank’s sole shareholder. Exclusive voting rights with respect to Louisiana Bancorp will be vested in the holders of our common stock.

The conversion will permit our customers and possibly other members of the local community and of the general public to become equity owners and to share in our future. The conversion also will provide additional funds for lending and investment activities and enhance our ability to diversify and to grow our operations. The conversion to stock form is subject to approval by our members entitled to vote on the matter.

The Offering

We are offering between 4,505,000 shares and 6,095,000 shares of our common stock for sale at a purchase price of $10.00 per share. All investors will pay the same cash price per share in the offering. Subject to regulatory approval, we may increase the amount of stock to be sold to 7,009,250 shares without any further notice to you if, as a result of regulatory conditions, demand for the shares or changes in market or financial conditions, the independent appraiser determines that the market value has increased.

Reasons for the Offering

We are pursuing the offering for the following reasons:

•

The additional funds resulting from the offering will support future growth and geographic expansion of our banking operations, as well as increase Bank of New Orleans’ loans-to-one borrower limits and provide increased lending capability.

•	To enhance our future profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities.

•	To enhance our current compensation programs through the addition of stock-based benefit plans, which we expect will help us to attract and retain qualified directors, officers and employees.

•

The offering will facilitate our ability to make acquisitions of other institutions in the future (although we do not currently have any plans, agreements or understandings regarding any acquisition transactions).

        We believe that this is the right time for Bank of New Orleans to convert to the stock form. After Hurricane Katrina, our primary focus initially was on damage assessment and re-opening the bank, contacting our customers to assess their needs and ability to repay outstanding loans and analyzing our allowance for loan losses and making additional provisions for loan losses in light of the devastation caused by the storm and the uncertain future of the market area. After this initial assessment period, our board of directors and management carefully considered various strategies for operating the bank in the post-Katrina environment. We determined that, while there are considerable risks and uncertainties relating to the business environment and future viability of the metropolitan New Orleans market, there also were unique opportunities to grow and expand our franchise as a participant in the rebuilding process in southern Louisiana. We believe that we can grow our loan portfolio, particularly in the commercial real estate and construction areas. The increased capital from the offering proceeds will enable us to make larger loans than we have been able to in the past. In order to capitalize on these opportunities we plan to hire several additional commercial lending officers who will focus on increasing our commercial real estate loan portfolio. We believe that, as a stock-form institution, we may be in a better position to attract and retain quality loan officers. In addition, we plan to expand our banking franchise by opening additional branch offices in areas to the north and west of our current offices. We expect that such areas will continue to grow and be developed in future years and that, by expanding the geographic market area we serve, we may reduce somewhat the risk we currently face as a result of our business concentration in metropolitan New Orleans. We plan to open one additional branch in the first year after the offering and then one branch every 18 months over the next three to five years, although we have no specific branch office locations in the planning or development-stage at this time. We hope to be able to use these new branches to enhance our commercial lending efforts in the areas in which we open new offices. We also may use a portion of the net proceeds received to purchase loans and loan participation interests outside of our traditional market area. We expect this will facilitate our loan growth and returns and, again, help to reduce the geographic concentration risk in our portfolio. In addition, we believe that there may be opportunities to make acquisitions of other financial institutions in the future, as some institutions may determine they cannot continue to operate effectively as independent entities in the post-Katrina climate, although we do not currently have any plans, agreements or understanding regarding any acquisition transactions. The proceeds from the offering as well as the stock form of ownership will facilitate our ability to consider acquisitions in the future.

Conditions to Completion of the Offering

We cannot complete the offering unless:

•	Our members approve the conversion at the special meeting to be held on June 27, 2007;

•	We sell at least the minimum number of shares offered; and

•	We receive the final approval of the Office of Thrift Supervision to complete the conversion and the offering.

How We Determined the Price Per Share and the Offering Range

The offering range is based on an independent appraisal by Feldman Financial Advisors, Inc., an appraisal firm experienced in appraisals of savings institutions. The pro forma market value is the estimated market value of our common stock assuming the sale of shares in this offering. Feldman Financial Advisors has indicated that in its opinion as of March 13, 2007, the estimated pro forma market value of our common stock was between $45.1 million and $61.0 million, with a midpoint of $53.0 million. The appraisal was based in part upon our financial condition and operations and the effect of the additional capital we will raise from the sale of common stock in the offering.

In preparing its appraisal, Feldman Financial Advisors considered the information in this prospectus, including our financial statements. Feldman Financial Advisors also considered the following factors, among others:

•

our historical, present and projected operating results including, but not limited to, historical income statement information such as return on assets, return on equity, net interest margin trends, operating expense ratios, levels and sources of non-interest income, and levels of loan loss provisions;

•

our historical, present and projected financial condition including, but not limited to, historical balance sheet size, composition and growth trends, loan portfolio composition and trends, liability composition and trends, credit risk measures and trends, and interest rate risk measures and trends;

•

the economic, demographic and competitive characteristics of Bank of New Orleans’ primary market area after Hurricane Katrina including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, deposit market share and largest competitors by deposit market share;

•

a comparative evaluation of our operating and financial statistics with those of other similarly situated institutions, which included a comparative analysis of balance sheet composition, income statement ratios, credit risk, interest rate risk and loan portfolio composition;

•

the impact of the stock offering on our equity and earning potential including, but not limited to, the increase in equity resulting from the offering, the estimated increase in earnings resulting from the reinvestment of the net proceeds of the offering, the estimated impact on the equity and earnings resulting from adoption of the employee benefit plans and the effect of higher consolidated equity on our future operations; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Subject to regulatory approval, we may increase the amount of common stock offered by up to 15%. Accordingly, at the minimum of the offering range, we are offering 4,505,000 shares, and at the maximum, as adjusted, of the offering range we are offering 7,009,250 shares in the subscription offering. The appraisal will be updated before the offering is completed. If the pro forma market value of the common stock at that time is either below $45.1 million or above $70.1 million, we may terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to modify or rescind their purchase orders for shares of Louisiana Bancorp’s common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission. See “The Conversion and Offering – How We Determined the Price Per Share and the Offering Range” for a description of the factors and assumptions used in determining the stock price and offering range.

Feldman Financial Advisors relied primarily on a comparative market value methodology in determining the pro forma market value of our common stock. In applying this methodology, Feldman Financial Advisors analyzed financial and operational comparisons of Bank of New Orleans with a selected peer group of publicly traded savings institutions. The pro forma market value of our common stock was determined by Feldman Financial Advisors based on the market pricing ratios of the peer group, subject to certain valuation adjustments based on fundamental differences between Bank of New Orleans and the institutions comprising the peer group. Specifically, Feldman Financial Advisors took into account that, on a pro forma basis compared solely to our peer group, we had a relatively higher capital level, higher concentration of investment in securities and a lower concentration of loans and that, based on the twelve-month period preceding their appraisal, we had higher profitability compared to the peer group. Additionally, Feldman Financial Advisors took into account the economic conditions and outlook for the metropolitan New Orleans market area in which Bank of New Orleans operates and the after market pricing characteristics of recently converted savings institutions. Feldman Financial advisors utilized the results of this overall analysis to establish pricing ratios that resulted in the determination of our pro forma market value.

Two of the measures investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual net income. Feldman Financial Advisors considered these ratios, among other factors, in preparing its appraisal. Book value is the same as total equity, and represents the difference between the issuer’s assets and liabilities. Feldman Financial Advisors’ appraisal also incorporates an analysis of a peer group of publicly traded companies that Feldman Financial Advisors considered to be comparable to us.

The following table presents a summary of selected pricing ratios for the peer group companies and for us on a reported basis as utilized by Feldman Financial Advisors in its appraisal. These ratios are based on earnings for the twelve months ended December 31, 2006 and book value as of December 31, 2006. Compared to the average pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at a premium of 16.5% to the peer group on a price-to-earnings basis and a discount of 29.0% to the peer group on a price-to book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group based on an earnings per share basis and less expensive than the peer group based on a book value per share basis. See “Pro Forma Data” for the assumptions used to derive these pricing ratios.

	Price To Earnings Multiple		Price to Tangible Book Value Ratio
Louisiana Bancorp (pro forma)
Minimum	18.2	x	66.7%
Maximum	23.3		74.9
Peer group companies as of March 13, 2007
Average	20.0	x	111.1%
Median	16.8		130.5

The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

After Market Performance of Other Recently Converted Institutions

The following table provides information regarding the after-market performance of the conversion offerings completed from January 1, 2005 through March 13, 2007. As part of its appraisal of our pro forma market value, Feldman Financial Advisors considered the after-market performance of mutual-to-stock conversions completed in the three months prior to March 13, 2007, which was the date of its appraisal report. Feldman Financial Advisors considered information regarding the new issue market for converting thrifts as part of its consideration of the market for thrift stocks.

		Appreciation From Initial Offering Price
Issuer (Market/Symbol)	Date of IPO	After 1 Day	After 1 Week	After 1 Month	Through 03/13/07
Hampden Bancorp, Inc. (Nasdaq: HBNK)	01/17/07	28.2%	24.5%	23.4%	22.5%
Chicopee Bancorp, Inc. (Nasdaq: CBNK)	07/20/06	44.96	44.7	45.2	51.3
Newport Bancorp, Inc. (Nasdaq: NFSB)	07/07/06	28.0	28.6	31.7	38.5
Legacy Bancorp, Inc. (Nasdaq: LEGC)	10/26/05	30.3	34.8	32.0	56.0
Bank Financial Corp (Nasdaq: BFIN)	06/24/05	36.0	33.3	36.0	64.4
Benjamin Franklin Bancorp, Inc. (Nasdaq: BFBC)	04/05/05	0.6	3.6	3.4	47.7
OC Financial, Inc. (OTCBB: OCFL)	04/01/05	20.0	10.0	10.0	9.5
Royal Financial, Inc. (OTCBB: RYFL)	01/21/05	16.0	25.5	25.4	67.0
Average - all transactions		25.5	25.6	25.9	44.6
Median - all transactions		28.1	27.1	28.6	49.5

This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to Louisiana Bancorp, the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Louisiana Bancorp’s common stock and the market conditions in which these offering were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section beginning on page 13.

You should be aware that, in certain market conditions, stock prices of thrift initial public offerings have decreased. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual-to-stock conversions.

Use of Proceeds from the Sale of Our Common Stock

We will use the proceeds from the offering as follows:

Use of Proceeds	Amount, at the minimum	Amount, at the maximum	Percentage of net offering proceeds at the maximum
Loan to our employee stock ownership plan	$3,604,000	$4,876,000	8.2%
Repurchase of shares for recognition and retention plan	$1,802,000	$2,438,000	4.1%
Investment in equity of Bank of New Orleans	$21,879,500	$29,756,500	50.0%
General corporate purposes – investments, dividend payments, possible acquisitions and stock repurchases	$16,473,500	$22,442,500	37.7%

Half of the net proceeds from the offering will be used by Louisiana Bancorp to buy the common stock of Bank of New Orleans. Bank of New Orleans will use the portion of the cash proceeds it receives for general corporate purposes. The net proceeds received by Bank of New Orleans will further strengthen our capital position, which already exceeds all regulatory requirements, and will provide us with additional flexibility to grow and diversify. The proceeds invested in Bank of New Orleans, in addition to funding new loans and being invested in equity securities, may ultimately be used to finance the expansion of our banking operations through the opening of additional branch offices or possible acquisitions of other financial institutions or branch offices, although no such transactions are specifically being considered at this time.

The remaining portion of the net proceeds after the loan to our employee stock ownership plan and the investment in Bank of New Orleans will be retained by Louisiana Bancorp and will be available for general corporate purposes. We may initially use the remaining net proceeds to invest in deposits at Bank of New Orleans, U.S. Government and federal agency securities of various maturities, Federal funds, mortgage-backed securities, or a combination thereof. In addition, assuming shareholder approval of the recognition and retention plan, we intend to contribute sufficient funds to the trust so that it can purchase a number of shares equal to an aggregate of 4% of the common stock issued in the conversion. The net proceeds retained by Louisiana Bancorp may ultimately be used to:

•

support the future expansion of operations through establishment of additional branch offices or other customer facilities for Bank of New Orleans, acquisition of other financial institutions or branch offices, expansion into other lending markets or diversification into other banking related businesses, although no such transactions are specifically being considered at this time;

•	invest in deposits at Bank of New Orleans or securities; or

•	fund repurchases of our common stock or serve as a source of possible payments of cash dividends.

Our Dividend Policy

We have not determined whether we will pay dividends on the common stock. After the offering, we will consider a policy of paying regular cash dividends. Our ability to pay dividends will depend on a number of factors, including capital requirements, regulatory limitations and our operating results and financial condition. Initially, our ability to pay dividends will be limited to the net proceeds retained by Louisiana Bancorp and earnings from the investment of such proceeds, as well as dividends from Bank of New Orleans, if any. At the maximum of the offering range, Louisiana Bancorp will retain approximately $29.8 million of the net proceeds. Additionally, funds could be contributed from Bank of New Orleans through dividends; however, the ability of Bank of New Orleans to dividend funds to Louisiana Bancorp is subject to regulatory limitations described in more detail in “Dividends” on page 21.

Benefits to Management from the Offering

Our employees, officers and directors will benefit from the offering due to various stock-based benefit plans.

•	Full-time employees, including officers, will be participants in our employee stock ownership plan which will purchase shares of common stock in the offering;

•	Subsequent to completion of the offering, we intend to implement a:

•	stock recognition and retention plan; and

•	stock option plan

which will benefit our employees and directors.

•

Employee Stock Ownership Plan. The employee stock ownership plan will provide retirement benefits to all eligible employees of Bank of New Orleans. The plan will purchase 8.0% of Louisiana Bancorp’s common stock sold in the offering, with the proceeds of a loan from Louisiana Bancorp. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of participants based on a participant’s compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

•

Stock Option and Stock Recognition and Retention Plans. We intend to implement a stock option plan and stock recognition and retention plan no earlier than six months after the offering and conversion. Under these plans, we may award stock options and shares of restricted stock to employees and directors. Shares of restricted stock will be awarded at no cost to the recipient. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. We will incur additional compensation expense as a result of both plans. See “Pro Forma Data” for an illustration of the effects of these plans. Under the stock option plan, we may grant stock options in an amount up to 10.0% of Louisiana Bancorp’s common stock sold in the offering. Under the stock recognition and retention plan, we may award restricted stock in an amount equal to 4.0% of Louisiana Bancorp’s common stock sold in the offering. The plans will comply with all applicable Office of Thrift Supervision regulations. Implementation of the stock option plan and stock recognition and retention plan will be subject to approval by the shareholders of Louisiana Bancorp. If the plans are implemented within one year of the conversion and offering, they must be approved by a majority of the total votes eligible to be cast by our shareholders. If the plans are implanted more than one year after the conversion, they must be approved by a majority of the total votes cast.

The following table presents the total value of all shares expected to be available for restricted stock awards under the stock recognition and retention plan, based on a range of market prices from $8.00 per share to $14.00 per share. Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors.

	Value of
Share Price	180,200 Shares Awarded at Minimum of Range	212,000 Shares Awarded at Midpoint of Range	243,800 Shares Awarded at Maximum of Range	280,370 Shares Awarded at 15% Above Maximum of Range
$8.00	$1,441,600	$1,696,000	$1,950,400	$2,242,960
10.00	1,802,000	2,120,000	2,438,000	2,803,700
12.00	2,162,400	2,544,000	2,925,600	3,364,440
14.00	2,522,800	2,968,000	3,413,200	3,925,180

The following table presents the total value of all stock options expected to be made available for grant under the proposed stock option plan, based on a range of market prices from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted.

	Value of
Exercise Price	Option Value	450,500 Options Granted at Minimum of Range	530,000 Options Granted at Midpoint of Range	609,500 Options Granted at Maximum of Range	700,925 Options Granted at 15% Above Maximum of Range
$8.00	$3.24	$1,459,620	$1,717,200	$1,974,780	$2,270,997
10.00	4.05	1,824,525	2,146,500	2,468,475	2,838,746
12.00	4.86	2,189,430	2,575,800	2,962,170	3,406,496
14.00	5.67	2,554,335	3,005,100	3,455,865	3,974,245

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the stock recognition and retention plan and stock option plan, respectively. At the maximum of the offering range, we will sell 6,095,000 shares.

	Number of Shares to be Granted or Purchased		As a % of Common Stock Sold in the Offering(1)	Total Estimated Value of Grants
Employee stock ownership plan	487,600	(2)	8.0%	$4,876,000	(4)
Restricted stock awards	243,800		4.0	2,438,000	(4)
Stock options	609,500	(3)	10.0	2,468,475	(5)

Total	1,340,900		22.0%	$9,782,475

(1)	Based on shares to be sold at maximum of offering range.

(2)	Represents the number of shares of common stock of Louisiana Bancorp to be outstanding based on the maximum of the offering range multiplied by 8.0%.

(3)	Represents the number of shares of common stock of Louisiana Bancorp to be outstanding based on the maximum of the offering range multiplied by 10.0%.

(4)	Assumes the value of Louisiana Bancorp’s common stock is $10.00 per share for purposes of determining the total estimated value of the grants under the employee stock ownership plan and the recognition and retention plan.

(5)	Assumes the value of a stock option is $4.05 per share, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”

Market For Common Stock

We have applied to have the common stock of Louisiana Bancorp listed for trading on the Nasdaq Global Market under the symbol “LABC.” We cannot assure you that our common stock will be approved for listing. Sandler O’Neill & Partners, L.P. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure you that other market markers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained.

Federal and State Income Tax Consequences

We have received an opinion from our federal income tax counsel, Elias, Matz, Tiernan & Herrick L.L.P., that, under federal income tax law and regulation, the tax basis to the shareholders of the common stock purchased in the offering will be the amount paid for the common stock, and that the conversion will not be a taxable event for us. This opinion, however, is not binding on the Internal Revenue Service. We also have received an opinion that the reorganization should not be a taxable event under Louisiana income tax law, see “The Conversion and Offering – Tax Aspects” (page 103). The full texts of the opinions are filed as exhibits to the registration statement of which this document is a part, and copies may be obtained from the SEC. See “Where You Can Find Additional Information” on page 113.

In its opinion, Elias, Matz, Tiernan & Herrick L.L.P. notes that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Elias, Matz, Tiernan & Herrick L.L.P. has also noted that Feldman Financial Advisors has issued a letter stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to recipients of the subscription rights in lieu of such rights or to those recipients who fail to exercise such rights. In addition, the IRS was requested in 1993 in a private letter ruling to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another reorganization but declined to express any opinion. Elias, Matz, Tiernan & Herrick L.L.P. believes because of such factors that it is more likely than not that the nontransferable subscription rights to purchase common stock will have no ascertainable value at the time the rights are granted. In addition, neither we nor Elias, Matz, Tiernan & Herrick L.L.P. is aware of any instance where the IRS has determined that subscription rights of the type provided in our conversion have any ascertainable value.

Restrictions on the Acquisition of Louisiana Bancorp and Bank of New Orleans

Federal regulation, as well as provisions contained in the articles of incorporation and bylaws of Louisiana Bancorp, contain certain restrictions on acquisitions of Louisiana Bancorp or its capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Office of Thrift Supervision before acquiring in excess of 10% of the stock of Louisiana Bancorp.

In addition, the articles of incorporation of Louisiana Bancorp include a provision that prohibit any person from acquiring or offering to acquire the beneficial ownership of more than 10% of any class of equity security of Louisiana Bancorp. For further information, see “Restrictions on Acquisition of Louisiana Bancorp and Bank of New Orleans and Related Anti-Takeover Provisions.”

The Amount of Stock You May Purchase

The minimum purchase is 25 shares. You may purchase no more than $250,000 of common stock offered in any single priority category. The maximum amount of shares that a person together with any associates or group of persons acting in concert with such person may purchase is 1.0% of the common stock being offered (60,950 shares). Your associates are the following persons:

•	persons on joint accounts with you;

•	relatives living in your house;

•	other persons who have the same address as you on our records;

•	companies, trusts or other entities in which you have a controlling interest or hold a position; or

•	other persons who may be acting together with you.

We may decrease or increase the maximum purchase limitation without notifying you. For additional information, see “The Conversion and Offering – Limitations on Common Stock Purchases” at page 97.

How We Will Prioritize Orders If We Receive Orders for More Shares Than Are Available for Sale

You might not receive any or all of the shares you order. If we receive orders for more shares than are available, we will allocate stock to the following persons or groups.

PRIORITY 1:	ELIGIBLE ACCOUNT HOLDERS (Bank of New Orleans depositors with a balance of at least $50 at the close of business on December 31, 2005).

PRIORITY 2:	OUR EMPLOYEE STOCK OWNERSHIP PLAN.

PRIORITY 3:	SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS (Bank of New Orleans depositors with a balance of at least $50 at the close of business on March 31, 2007).

PRIORITY 4:	OTHER MEMBERS (Bank of New Orleans depositors at the close of business on April 30, 2007).

If the above persons do not subscribe for all of the shares offered in the subscription offering, we will offer the remaining shares to the general public in the community offering, giving preference to natural persons who reside in Jefferson and Orleans Parishes, Louisiana.

How to Order Shares in the Offering

If you want to place an order for shares in the offering, you must complete an original stock order and certification form and send it to us, together with full payment. You must sign the certification that is on the reverse side of the stock order and certification form. We must receive your stock order and certification form before the end of the subscription offering or the end of the community offering, as appropriate. Once we receive your order, you cannot cancel or change it.

To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the eligibility date on the stock order and certification form. If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed. To preserve your purchase priority, you must register the shares only in the name or names of eligible purchasers at the applicable date of eligibility. You may not add the names of others who were not eligible to purchase common stock in the offering on the applicable date of eligibility.

We may, in our sole discretion, reject orders received in the community offering either in whole or in part. For example, we may reject an order submitted by a person who we believe is making false representations or who we believe is attempting to violate, evade or circumvent the terms and conditions of the plans of reorganization and additional stock issuance. If your order is rejected in part, you cannot cancel the remainder of your order.

How Shares Can Be Paid For

In the offering, subscribers may pay for shares by:

•	personal check, bank check or money order; or

•

authorizing Bank of New Orleans to withdraw money from the subscriber’s deposit account(s) maintained with Bank of New Orleans (we will waive any applicable penalties for early withdrawals from certificate of deposit accounts).

Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of common stock in the subscription and community offerings. Persons with IRAs maintained at Bank of New Orleans must have their accounts transferred to an unaffiliated institution or broker to purchase shares of common stock in the subscription and community offerings. Any interested parties wishing to use IRA funds for stock purchases are advised to contact the conversion center for additional information and allow sufficient time for the account to be transferred as required.

Bank of New Orleans cannot lend funds to anyone for the purpose of purchasing shares.

Deadline for Orders of Stock

For those depositors of Bank of New Orleans with subscription rights who wish to purchase shares in the offering, a properly completed stock order form, together with payment for the shares, must be received by Bank of New Orleans no later than 4:00 p.m., Central time, on June 14, 2007, unless this deadline is extended by us. Subscribers may submit order forms by mail using the return envelope provided, by overnight courier to the indicated address on the order form, or by bringing their order forms to our main office, located at 1600 Veterans Memorial Boulevard, Metairie, Louisiana, during regular business hours. Stock order forms will not be accepted at any of our branch offices. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond July 29, 2007.

Termination of the Offering

The subscription offering will expire at 4:00 p.m., Central time, on June 14, 2007. In the event that there is a community offering in addition to the subscription offering, we anticipate that such direct community offering would expire not later than 45 days subsequent to the expiration of the subscription offering. We may extend this expiration date without notice to you, until July 29, 2007, unless the Office of Thrift Supervision approves a later date. If the subscription offering and/or community offering extends beyond July 29, 2007, we will notify all subscribers and give them the opportunity to confirm, change or cancel their orders. We will promptly return funds with interest to any subscriber who does not respond to this notice. All further extensions, in the aggregate, may not last beyond June 27, 2009.

Your Subscription Rights Are Not Transferable

You may not assign or sell your subscription rights. Any transfer of subscription rights is prohibited by law. If you exercise subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of shares. We intend to pursue any and all legal and equitable remedies if we learn of the transfer of any subscription rights. We will reject orders that we determine to involve the transfer of subscription rights. With the exception of purchases through individual retirement accounts, Keogh accounts and 401(k) plan accounts, shares purchased in the subscription offering must be registered in the names of all depositors on the qualifying account(s). Deleting names of depositors or adding non-depositors or otherwise altering the form of beneficial ownership of a qualifying account will result in the loss of your subscription rights.

Conversion Center

If you have any questions regarding the offering or our reorganization, please call the conversion center at (504) 836-8160. The conversion center is open Monday through Friday, except bank holidays, from 10:00 a.m. to 4:00 p.m., Central time.

To ensure that each purchaser in the subscription and community offering receives a prospectus at least 48 hours before the expiration date of the subscription and community offering in accordance with federal law, no prospectus will be mailed any later than five days before the expiration date, sent via overnight delivery any later than three days before the expiration date or hand delivered any later than two days before the expiration date. Order forms will be distributed only when preceded or accompanied by a prospectus.

RISK FACTORS

You should consider carefully the following risk factors before purchasing Louisiana Bancorp common stock.

Risks Related to Our Business

Hurricane Katrina has resulted in a significant reduction of population in metropolitan New Orleans which may limit future business opportunities and which has adversely affected our ability to retain staff and increased our compensation costs.

Hurricane Katrina hit the greater New Orleans area in August 2005. The hurricane caused widespread property damage, required the relocation of an unprecedented number of residents and business operations, and severely disrupted normal economic activity in the impacted areas. Prior to Hurricane Katrina, the New Orleans SMSA was estimated to have a population of approximately 1.34 million, of which approximately 458,000 persons were estimated to live in the City of New Orleans. Post Katrina, the population for metropolitan New Orleans in December 2006 is estimated at approximately 1.03 million, a decline of approximately 300,000 residents. The population of the City of New Orleans was estimated at 200,500 people for December 2006. If the population of metropolitan New Orleans does not rebound, economic activity in the area may stagnate, which could limit our future business opportunities such as new loan originations. This could reduce our income in the future. The lower population levels also may adversely affect our ability to attract and retain deposits in a cost efficient manner. Consistent with the population decline, the number of our total employees has decreased from 74 at December 31, 2004 to 58 at December 31, 2006. As a result of the exodus from metropolitan New Orleans, the pool of available employees has shrunk dramatically. In addition, some employers have offered significantly higher wages in order to fill vacant positions. This has adversely affected our ability to attract and retain qualified personnel and has increased our employee costs as we have increased the compensation we pay in response to the market. While rebuilding efforts are underway, there is a great deal of uncertainty as to the economic climate for the New Orleans metropolitan area given the need to address the multitude of interdependent problems. As a result, significant uncertainty remains regarding the impact Hurricane Katrina will continue to have on the business, financial condition and results of operations of Bank of New Orleans.

Our Market Area is susceptible to additional hurricanes and tropical storms in the future which could adversely affect the banking business in southern Louisiana.

Our primary market area is Metairie, Louisiana and the greater New Orleans metropolitan area, an area which is susceptible to hurricanes and tropical storms. Basic services, such as water, gas, electricity, health care and the transportation network, as well as the flood prevention system, have been severely strained and may not withstand another hurricane or tropical storm. This could have a severe adverse effect on us as well as the banking business in southern Louisiana as a whole. Any new storm could have effects similar to Hurricane Katrina, which, among other things, resulted in a complete cessation of business in New Orleans for several weeks, affected loan portfolios by damaging properties pledged as collateral and impaired the ability of certain borrowers to repay their loans.

Metropolitan New Orleans may never fully recover from the effects of Hurricane Katrina which could have long-term adverse effects on the banking business in southern Louisiana.

The devastation of Hurricane Katrina on metropolitan New Orleans was pervasive. There is considerable uncertainty whether the area will fully recover. Businesses, including banking, have been adversely affected by the population decline, the continuing problems with basic services in the area, fundamental differences on how the rebuilding should proceed and the exodus of many firms. Tourism, which has been the largest single employment sector in metropolitan New Orleans, has declined dramatically since August 2005. If the area does not recover, it could have a long-term adverse effect on us as well as the banking business in southern Louisiana as a whole.

There are increased risks involved with commercial real estate and construction lending activities.

Our lending activities include loans secured by commercial real estate and multi-family residential mortgage loans. In addition, we originate loans for the construction of residential and commercial use properties. We have increased our emphasis on originating commercial and multi-family real estate loans and construction loans in recent years, and such loans have increased as a proportion of our loan portfolio from 13.5% at December 31, 2002 to 37.0% at December 31, 2006. Commercial real estate, multi-family residential and construction lending generally is considered to involve a higher degree of risk than single-family residential lending due to a variety of factors, including generally larger loan balances, the dependency on successful completion or operation of the project for repayment, the difficulties in estimating construction costs and loan terms which often do not require full amortization of the loan over its term and, instead, provide for a balloon payment at stated maturity. As a result of the larger loan balances typically involved in these loans, an adverse development with respect to one loan or one credit relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. As of December 31, 2006, our 10 largest commercial real estate, multi-family residential and land loans had an aggregate outstanding balance of $19.4 million, or 56.9% of total commercial real estate, multi-family residential and land loans and 21.1% of our total loan portfolio at such date. In addition, our relatively recent emphasis on increasing our originations of commercial real estate and multi-family residential loans means that our portfolio of these loans is significantly weighted with loans which are not well seasoned, and thus, are generally perceived to be more susceptible to adverse economic conditions than older loans. Construction loans generally have a higher risk of loss than single-family residential mortgage loans due primarily to the critical nature of the initial estimates of a property’s value upon completion of construction compared to the estimated costs, including interest, of construction as well as other assumptions. If the estimates upon which construction loans are made prove to be inaccurate, we may be confronted with projects that, upon completion, have values which are below the loan amounts. The net proceeds from the offering will increase our capital and facilitate our ability to make larger commercial real estate and construction loans by increasing our internal loans to one borrower limits. We expect to make larger commercial real estate and construction loans and to increase our construction lending activity upon completion of the conversion and the offering.

We may not succeed at our plan to grow which could reduce future profitability.

We intend to grow our branch system by opening additional offices. In addition, we may seek to either acquire other financial institutions and/or branch offices. Bank of New Orleans has never acquired another banking institution and we cannot assure you that we will be able to grow through acquisitions or, if we do, successfully integrate other financial institutions or branch offices. Our ability to successfully acquire other institutions depends on our ability to identify, acquire and integrate such institutions into our franchise. Currently, we have no agreements or understandings with anyone regarding an acquisition. Our ability to grow organically by establishing new de novo branch offices depends on whether we can identify advantageous locations and generate new deposits and loans from those locations that will create an acceptable level of net income. In addition, our ability to grow will be dependent on our ability to hire additional qualified officers and staff. Following Hurricane Katrina and given the decline in population in metropolitan New Orleans, the pool of available, qualified job candidates is limited and no assurance can be given that we will be able to attract and hire the additional personnel needed for our growth plans. Our ability to grow also will be affected by local economic conditions. There continues to be considerable uncertainty regarding the long-term economic prospects for southern Louisiana after Hurricane Katrina. If the economy of New Orleans does not rebound, it could negatively affect our ability to originate new loans and generate deposits. Because of the continuing uncertainties regarding the New Orleans metropolitan area, we intend to focus our growth strategy in contiguous markets. However, we have never operated a branch office outside metropolitan New Orleans, and no assurance can be given that we can successfully implement our business plan in a different market area. There will be additional costs associated with any expansion of our branch network, and no assurance can be given that any new offices will be profitable. There also is a risk that, as we geographically expand our lending area, we may not be as successful in assessing the credit risks which are inherent in different markets. We cannot assure you that we will be successful in our plan to grow.

The loss of our President and Chief Executive Officer or Chief Financial Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Lawrence J. LeBon, III, and our Chief Financial Officer, John LeBlanc. The loss of either of these executive officers could have an adverse effect on us. Mr. LeBon is central to virtually all aspects of our business operations and management. Mr. LeBlanc is critical to our financial reporting function, and he also works closely with Mr. LeBon on virtually all other aspects of our operations. In addition, as a small community bank, we have fewer management-level personnel who are in position to succeed and assume the responsibilities of either Messrs. LeBon or LeBlanc. We intend to enter into three-year employment agreements with Messrs. LeBon and LeBlanc. We do not maintain key man life insurance on either Mr. Le Bon or Mr. LeBlanc. For further discussion, see “Management.”

Our business is geographically concentrated in southern Louisiana, which makes us vulnerable in the local economy.

Most of our loans are to individuals and businesses located generally in southern Louisiana and, more particularly, metropolitan New Orleans. Regional economic conditions affect the demand for our products and services as well as the ability of our customers to repay loans. The concentration of our business operations in southern Louisiana makes us vulnerable to downturns in the local economy. Declines in local real estate values could adversely affect the value of property used as collateral for the loans we make. The regional economic outlook remains uncertain after Hurricane Katrina and no assurance can be given that, given the geographic concentration of our business, we will not suffer from future adverse developments in the region. The region is susceptible to hurricanes and tropical storms. Any new hurricanes or storms could severely test the infrastructure of the markets we operate in, negatively affect the local economy or disrupt our operations, which would have an adverse effect on our business and results of operations. In addition, certain property insurers operating in metropolitan New Orleans have indicated their intention to cease writing policies on properties in the market or have dramatically increased insurance premiums. In addition, the inventory of unsold housing in the region has been increasing in recent periods. These factors could depress market values, reduce the value of the collateral securing our loans and may adversely affect our ability to originate new real estate loans in New Orleans.

Changes in interest rates could have a material adverse effect on our operations.

The operations of financial institutions such as us are dependent to a large extent on net interest income, which is the difference between the interest income earned on interest-earning assets such as loans and investment securities and the interest expense paid on interest-bearing liabilities such as deposits and borrowings. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect our ability to originate loans; the value of our interest-earning assets and our ability to realize gains from the sale of such assets; our ability to obtain and retain deposits in competition with other available investment alternatives; the ability of our borrowers to repay adjustable or variable rate loans; and the fair value of the derivatives carried on our balance sheet, derivative hedge effectiveness testing and the amount of ineffectiveness recognized in our earnings. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we believe that the estimated maturities of our interest-earning assets currently are well balanced in relation to the estimated maturities of our interest-bearing liabilities (which involves various estimates as to how changes in the general level of interest rates will impact these assets and liabilities), there can be no assurance that our profitability would not be adversely affected during any period of changes in interest rates. Our net interest margin, which is net interest income as a percentage of average interest-earning assets, declined to 2.97% for the quarter ended March 31, 2007 compared to 3.07% for the year ended December 31, 2006. In light of the continuing flat yield curve and that our cost of funds has been increasing as we have seen an outflow of certain lower costing deposits received after Hurricane Katrina, we may experience continued compression of our net interest margin which could reduce net income in future periods.

Our results of operations are significantly dependent on economic conditions and related uncertainties.

The operations of savings associations are affected, directly and indirectly, by domestic and international economic and political conditions and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, real estate values, government monetary policy, international conflicts, the actions of terrorists and other factors beyond our control may adversely affect our results of operations. Changes in interest rates, in particular, could adversely affect our net interest income and have a number of other adverse effects on our operations. Adverse economic conditions also could result in an increase in loan delinquencies, foreclosures and nonperforming assets and a decrease in the value of the property or other collateral which secures our loans, all of which could adversely affect our results of operations. We are particularly sensitive to changes in economic conditions and related uncertainties in the metropolitan New Orleans area because we derive the vast majority of our loans, deposits and other business from this area. Accordingly, we remain subject to the risks associated with prolonged declines in our local economy.

Our allowance for losses on loans may not be adequate to cover probable losses.

We have established an allowance for loan losses which we believe is adequate to offset probable losses on our existing loans. There can be no assurance that any future declines in real estate market conditions, general economic conditions or changes in regulatory policies will not require us to increase our allowance for loan losses, which would adversely affect our results of operations.

We are subject to extensive regulation which could adversely affect our business and operations.

We are subject to extensive federal governmental supervision and regulation, which are intended primarily for the protection of depositors. In addition, we are subject to changes in federal and state laws, as well as changes in regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be predicted but could adversely affect the business and our operations in the future.

We face strong competition which may adversely affect our profitability.

We are subject to vigorous competition in all aspects and areas of our business from banks and other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. We also compete with non-financial institutions, including retail stores that maintain their own credit programs and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Certain of our competitors are larger financial institutions with substantially greater resources, lending limits, larger branch systems and a wider array of commercial banking services. Competition from both bank and non-bank organizations will continue.

Our ability to successfully compete may be reduced if we are unable to make technological advances.

The banking industry is experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. As a result, our future success will depend in part on our ability to address our customers’ needs by using technology. We cannot assure you that we will be able to effectively develop new technology-driven products and services or be successful in marketing these products to our customers. Many of our competitors have far greater resources than we have to invest in technology.

Risks Related to this Offering

Additional Expenses Following the Offering From New Equity Benefit Plans Will Adversely Affect Our Net Income.

Following the offering, we will recognize additional annual employee compensation and benefit expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. These additional expenses will adversely affect our net income. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. These benefit expenses in the first year following the offering have been estimated to be approximately $989,000 at the maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock at that time. For further discussion of these plans, see “Management – New Stock Benefit Plans.”

Our Return on Equity May Negatively Impact Our Stock Price.

Return on equity, which equals net income divided by average equity, is a ratio used by many investors to compare the performance of a particular company with other companies. Bank of New Orleans’ return on average equity was 7.2% for the year ended December 31, 2006. This is lower than returns on equity for many comparable publicly traded financial institutions. We expect our return on equity ratio will not increase substantially, due in part to our increased capital level upon completion of the offering. Consequently, you should not expect a competitive return on equity in the near future. Failure to attain a competitive return on equity ratio may make an investment in our common stock unattractive to some investors which might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. The net proceeds from the stock offering, which may be as much as $68.6 million, will significantly increase our equity. On a pro forma basis and based on net income for the year ended December 31, 2006, our return on equity ratio, assuming shares are sold at the maximum of the offering range, would be approximately 2.7%. Based on trailing 12-month data for the most recent publicly available financial information (December 31, 2006), the 12 companies comprising our peer group in the independent appraisal prepared by Feldman Financial Advisors and all publicly traded savings banks had average ratios of returns on equity of 5.44% and 5.41%, respectively.

We Have Broad Discretion in Allocating the Proceeds of the Offering.

We intend to contribute 50% of the net proceeds of the offering to Bank of New Orleans. Louisiana Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restriction. Bank of New Orleans initially intends to use the net proceeds it retains to originate new loans and to purchase investment and mortgage-backed securities. In the future, Bank of New Orleans may use the portion of the proceeds that it receives to open new branches, invest in securities and expand its business activities. Louisiana Bancorp and Bank of New Orleans may also use the proceeds of the offering to diversify their business and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. There is a risk that we may fail to effectively use the net proceeds which could have a negative effect on our future profitability ratios.

Our Employee Stock Benefit Plans Will Be Dilutive.

If the offering is completed and shareholders subsequently approve a stock recognition and retention plan and a stock option plan, we will allocate stock to our officers, employees and directors through these plans. If the shares for the stock recognition and retention plan are issued from our authorized but unissued stock, the ownership percentage of outstanding shares of Louisiana Bancorp would be diluted by approximately 3.8%. However, it is our intention to purchase shares of our common stock in the open market to fund the stock recognition and retention plan. Assuming the shares of our common stock to be awarded under the stock recognition and retention plan are purchased at a price equal to the offering price in the offering, the reduction to shareholders’ equity from the stock recognition and retention plan would be between $1.8 million and $2.8 million at the minimum and the maximum, as adjusted, of the offering range. The ownership percentage of Louisiana Bancorp shareholders would also decrease by approximately 9.1% if all potential stock options under our proposed stock option plan are exercised and are filled using shares issued from authorized but unissued stock, assuming the offering closes at the maximum of the offering range. See “Pro Forma Data” for data on the dilutive effect of the stock recognition and retention plan and the stock option plan and “Management – New Stock Benefit Plans” for a description of the plans.

Our Stock Price May Decline When Trading Commences.

We cannot guarantee that if you purchase shares in the offering that you will be able to sell them at or above the $10.00 purchase price. The trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stock, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.

There May Be a Limited Market For Our Common Stock, Which May Adversely Affect Our Stock Price.

Although we have applied to have our shares of common stock traded on the Nasdaq Global Market, there is no guarantee that the shares will be actively traded. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock in an efficient manner and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We Intend to Remain Independent Which May Mean You Will Not Receive a Premium for Your Common Stock.

We intend to remain independent for the foreseeable future. Because we do not plan on seeking possible acquirors, it is unlikely that we will be acquired in the foreseeable future. Accordingly, you should not purchase our common stock with any expectation that a takeover premium will be paid to you in the near term.

Our Stock Value May Suffer from Anti-Takeover Provisions That May Impede Potential Takeovers That Management Opposes.

Provisions in our corporate documents, as well as certain federal regulations, may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt that our board of directors opposes. As a result, our shareholders may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions contained in our corporate documents include:

•	restrictions on acquiring more than 10% of our common stock by any person and limitations on voting rights;

•	the election of members of the board of directors to staggered three-year terms;

•	the absence of cumulative voting by shareholders in the election of directors;

•	provisions restricting the calling of special meetings of shareholders; and

•	our ability to issue preferred stock and additional shares of common stock without shareholder approval.

See “Restrictions on Acquisition of Louisiana Bancorp and Bank of New Orleans and Related Anti-Takeover Provisions” for a description of anti-takeover provisions in our corporate documents and federal regulations.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include:

•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy;

•	statements regarding asset quality and market risk; and

•	estimates of future costs, benefits and results.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” beginning at page 13 that could affect the actual outcome of future events.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

USE OF PROCEEDS

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Bank of New Orleans will reduce Bank of New Orleans’ deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
	4,505,000 Shares at $10.00 Per Share	Percent of Net Proceeds	5,300,000 Shares at $10.00 Per Share	Percent of Net Proceeds	6,095,000 Shares at $10.00 Per Share	Percent of Net Proceeds	7,009,250 Shares at $10.00 Per Share	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$45,050,000	103.0%	$53,000,000	102.6%	$60,950,000	102.4%	$70,092,500	102.2%
Less: offering expenses	1,291,000	3.0	1,364,000	2.6	1,437,000	2.4	1,522,000	2.2

Net offering proceeds	43,759,000	100.0%	51,636,000	100.0%	59,513,000	100.0%	68,570,500	100.0%

Less:
Proceeds contributed to Bank of New Orleans	21,879,500	50.0	25,818,000	50.0	29,756,500	50.0	34,285,250	50.0
Proceeds used for loan to employee stock ownership plan	3,604,000	8.2	4,240,000	8.2	4,876,000	8.2	5,607,400	8.2
Proceeds used to repurchase shares for stock recognition plan	1,802,000	4.1	2,120,000	4.1	2,438,000	4.1	2,803,700	4.1

Proceeds remaining for Louisiana Bancorp	$16,473,500	37.7%	$19,458,000	37.7%	$22,442,500	37.7%	$25,874,150	37.7%

As reflected in the table above, we expect that the net proceeds to be retained by Louisiana Bancorp will range from $16.5 million to $25.9 million. Louisiana Bancorp intends to invest 100% of the proceeds it retains from the offering initially in short-term, liquid investments. Although there can be no assurance that Louisiana Bancorp will invest the net proceeds in anything other than short-term, liquid investments, over time, Louisiana Bancorp may use the proceeds it retains from the offering:

•	to invest in securities;

•	to pay dividends to shareholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•

to finance the possible acquisition of financial institutions or branch offices or other businesses that are related to banking (although we currently have no plans, understandings or agreements with respect to any specific acquisitions); and

•	for general corporate purposes.

Under current Office of Thrift Supervision regulations, Louisiana Bancorp may not repurchase shares of its common stock during the first year following the conversion, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist. We do not anticipate making any stock repurchases during the first year after our conversion except to fund our stock recognition and retention plan upon approval by shareholders.

The portion of net proceeds to be contributed to Bank of New Orleans is expected to range from $21.9 million to $34.3 million. Bank of New Orleans intends to initially use the net proceeds it receives to purchase investment and mortgage-backed securities. In the future, Bank of New Orleans may use the proceeds that it receives from the offering, which is shown in the table above as the amount contributed to Bank of New Orleans:

•	to fund new loans;

•	to invest in mortgage-backed securities;

•	to finance the possible expansion of its banking franchise, including developing new branch locations; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

We expect to expand the geographic market we serve by opening new branch offices in areas to the north and west of our current offices. We plan to open one new office within the first year after the offering is completed and then an additional branch office every 18 months over the next three to five years. We expect that each new branch office will cost between $1.5 million to $2.0 million to open. Other than these anticipated uses, we have not specifically quantified the amounts involved for the net proceeds to be contributed to Bank of New Orleans. Initially, the bulk of the net proceeds to the bank will be invested in mortgage-backed securities. In time, we expect a greater amount of the proceeds will be utilized to fund new loan originations.

Except as described above, neither Louisiana Bancorp nor Bank of New Orleans has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering see “The Conversion and Offering – Purposes of Conversion.”

DIVIDENDS

After we complete the conversion, our board of directors will have the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. We intend to consider a policy of paying cash dividends on the common stock of Louisiana Bancorp; however, we have not yet made any decision on the timing or the possible amount of any dividend payments. The rate of such dividends and the initial or continued payment thereof will depend upon a number of factors, including the amount of net proceeds retained by us in the conversion, investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.

Dividends from Louisiana Bancorp may eventually depend, in part, upon receipt of dividends from Bank of New Orleans because Louisiana Bancorp initially will have no source of income other than dividends from Bank of New Orleans, earnings from the investment of the net proceeds from the sale of common stock retained by us, and interest payments with respect to our loan to our employee stock ownership plan.

Any payment of dividends by Bank of New Orleans to Louisiana Bancorp which would be deemed to be drawn out of Bank of New Orleans’ bad debt reserves would require a payment of taxes at the then-current tax rate by Bank of New Orleans on the amount of earnings deemed to be removed from the reserves for such distribution. Bank of New Orleans does not intend to make any distribution that would create such a federal tax liability. See “Taxation.”

Louisiana Bancorp is not subject to the above regulatory restrictions on the payment of dividends to our shareholders, although the source of such dividends may eventually depend, in part, upon dividends from Bank of New Orleans. We are, however, subject to the requirements of Louisiana law, which generally permit the payment of dividends out of surplus, except when (i) the corporation is insolvent or would thereby be made insolvent, or (ii) the declaration or payment thereof would be contrary to any restrictions in the corporation’s articles of incorporation.

We have committed to the Office of Thrift Supervision that, during the one-year period following our conversion, we will take no action to declare an extraordinary dividend that would be treated as a tax-free return of capital without the prior approval of the Office of Thrift Supervision.

MARKET FOR OUR COMMON STOCK

Because this is our initial public offering, there is no market for our common stock at this time. After we complete the offering, we anticipate that our common stock will be listed for quotation on the Nasdaq Global Market under the symbol “LABC.”

There can be no assurance that an active and liquid trading market will develop for our common stock. The development of an active and liquid public market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. You should not view our common stock as a short-term investment. Furthermore, there can be no assurance that you will be able to sell your shares at or above your purchase price. Sandler O’Neill & Partners, L.P. has agreed to make a market in our common stock after the conversion and will assist us in encouraging additional market makers to establish and maintain a market for our common stock.

BANK OF NEW ORLEANS MEETS ALL OF ITS REGULATORY CAPITAL REQUIREMENTS

At December 31, 2006, Bank of New Orleans exceeded all of its regulatory capital requirements. The table below sets forth Bank of New Orleans’ historical capital under accounting principles generally accepted in the United States of America and regulatory capital at December 31, 2006, and the pro forma capital of Bank of New Orleans after giving effect to the offering, based upon the sale of the number of shares shown in the table. The pro forma capital amounts reflect the receipt by Bank of New Orleans of 50% of the net offering proceeds. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Bank of New Orleans in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 2006.

			Pro Forma at December 31, 2006 Based on
	Historical at December 31, 2006		4,505,000 Shares Sold at $10.00 Per Share		5,300,000 Shares Sold at $10.00 Per Share		6,095,000 Shares Sold at $10.00 Per Share		7,009,250 Shares Sold at $10.00 Per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in Thousands)
GAAP Capital	$29,198	13.29%	$45,672	19.34%	$48,656	20.34%	$51,641	21.32%	$55,073	22.42%
Tangible capital:
Actual	$29,741	13.51%	$46,215	19.53%	$49,199	20.53%	$52,184	21.51%	$55,616	22.61%
Requirement	3,302	1.50	3,549	1.50	3,594	1.50	3,639	1.50	3,690	1.50

Excess	$26,439	12.01%	$42,666	18.03%	$45,605	19.03%	$48,545	20.01%	$51,926	21.11%

Core capital:
Actual	$29,741	13.51%	$46,215	19.53%	$49,199	20.53%	$52,184	21.51%	$55,616	22.61%
Requirement	6,605	3.00	7,099	3.00	7,188	3.00	7,278	3.00	7,381	3.00

Excess	$23,136	10.51%	$39,116	16.53%	$42,011	17.53%	$44,906	18.51%	$48,235	19.61%

Risk-based capital:
Actual	$30,695	34.06%	$47,169	50.49%	$50,153	53.34%	$53,138	56.16%	$56,570	59.36%
Requirement	7,210	8.00	7,474	8.00	7,521	8.00	7,569	8.00	7,624	8.00

Excess	$23,485	26.06%	$39,695	42.49%	$42,632	45.34%	$45,569	48.16%	$48,946	51.36%

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.

The following table provides a reconciliation of Bank of New Orleans’ capital under generally accepted accounting principles to regulatory capital amounts under Office of Thrift Supervision regulations at December 31, 2006.

At December 31, 2006
(In thousands)
Capital under generally accepted accounting principles	$29,198
Adjustment for accumulated losses (gains) on available for sale securities	543

Total tangible and core capital	29,741

Qualifying allowance for loan losses	1,132

Low level recourse obligations	(178)

Total risk-based capital	$30,695

The following table provides a reconciliation of Bank of New Orleans’ historical regulatory capital amounts under Office of Thrift Supervision regulations to regulatory capital amounts stated on a pro forma basis at December 31, 2006.

	At December 31, 2006
	4,505,000 Shares (Minimum of Range)	5,300,000 Shares (Midpoint of Range)	6,095,000 Shares (Maximum of Range)	7,009,250 Shares (15% Above Maximum of Range)(1)
	(In thousands)
Historical total tangible and core capital	$29,741	$29,741	$29,741	$29,741
Pro forma adjustments:
Net proceeds	43,759	51,636	59,513	68,570
Retained at holding company(2)	(21,879)	(25,818)	(29,756)	(34,284)
ESOP contra	(3,604)	(4,240)	(4,876)	(5,607)
Repurchase of Stock Recognition Plan shares	(1,802)	(2,120)	(2,438)	(2,804)

Pro forma total tangible and core capital	46,215	49,199	52,184	55,616

Qualifying allowance for loan losses	1,132	1,132	1,132	1,132

Low level recourse obligations	(178)	(178)	(178)	(178)

Pro forma total risk-based capital	$47,169	$50,153	$53,138	$56,570

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% as a result of market demand, regulatory considerations or changes in financial markets following the commencement of the offering.
(2)	Funds retained at holding company will be used in part to fund the loan to the employee stock ownership plan.

OUR CAPITALIZATION

The following table presents the historical capitalization of Bank of New Orleans at December 31, 2006, and the pro forma consolidated capitalization of Louisiana Bancorp after giving effect to the conversion and offering, based upon the sale of the number of shares shown below and the other assumptions set forth under “Pro Forma Data.”

		Louisiana Bancorp - Pro Forma Based Upon Sale at $10.00 Per Share
	Bank of New Orleans - Historical Capitalization	4,505,000 Shares (Minimum of Offering Range)	5,300,000 Shares (Midpoint of Offering Range)	6,095,000 Shares (Maximum of Offering Range)	7,009,250 Shares(1) (15% above Maximum of Offering Range)
	(In thousands)
Deposits(2)	$150,335	$150,335	$150,335	$150,335	$150,335
FHLB advances and other borrowings	35,242	35,242	35,242	35,242	35,242

Total deposits and borrowings	$185,577	$185,577	$185,577	$185,577	$185,577

Shareholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none to be issued	$—	$—	$—	$—	$—
Common stock, $.01 par value, (post-offering) 40,000,000 shares authorized; shares to be issued as reflected(3)	—	45	53	61	70
Additional paid-in capital(3)	—	43,714	51,583	59,452	68,501
Retained earnings(4)	29,741	29,741	29,741	29,741	29,741
Accumulated other comprehensive loss	(543)	(543)	(543)	(543)	(543)
Less:
Common stock held by the employee stock ownership plan(5)	—	(3,604)	(4,240)	(4,876)	(5,607)
Common stock held by the recognition and retention plan(6)	—	(1,802)	(2,120)	(2,438)	(2,804)

Total shareholders’ equity	$29,198	$67,551	$74,474	$81,397	$89,358

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the offering range of up to 15% to reflect changes in market and financial conditions before we complete the offering or to fill the order of our employee stock ownership plan.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)	Our pro forma amounts of common stock and additional paid-in capital have been increased to reflect the number of shares of our common stock to be outstanding. No effect has been given to the issuance of additional shares of common stock pursuant to our proposed stock option plan. We intend to adopt a stock option plan and to submit such plan to shareholders at a meeting of shareholders to be held at least six months following completion of the conversion. If the plan is approved

(Footnotes continued on next page)

(Footnotes continued)

by shareholders, an amount equal to 10.0% of Louisiana Bancorp’s common stock to be sold in the offering will be reserved for future issuance pursuant to the plan. Your ownership percentage would decrease by approximately 9.1% if all potential stock options are exercised from our authorized but unissued stock. See “Pro Forma Data” and “Management – New Stock Benefit Plans – Stock Option Plan.”

(4)	The retained earnings of Louisiana Bancorp will be substantially restricted after the offering.

(5)	Assumes that 8.0% of Louisiana Bancorp’s common stock to be sold in the offering will be purchased by our employee stock ownership plan. The common stock acquired by our employee stock ownership plan is reflected as a reduction of shareholders’ equity. Assumes the funds used to acquire our employee stock ownership plan shares will be borrowed from us. See Note 1 to the tables set forth under “Pro Forma Data” and “Management – New Stock Benefit Plans – Employee Stock Ownership Plan.”

(6)	Gives effect to the recognition and retention plan which we expect to adopt after the offering and present to shareholders for approval at a meeting of shareholders to be held at least six months after we complete the conversion. No shares will be purchased by the recognition and retention plan in the offering, and such plan cannot purchase any shares until shareholder approval has been obtained. If the recognition and retention plan is approved by our shareholders, the plan intends to acquire an amount of common stock equal to 4.0% of Louisiana Bancorp’s common stock to be sold in the offering. The table assumes that shareholder approval has been obtained and that such shares are purchased in the open market at $10.00 per share. The common stock so acquired by the recognition and retention plan is reflected as a reduction in shareholders’ equity. If the shares are purchased at prices higher or lower than the initial purchase price of $10.00 per share, such purchases would have a greater or lesser impact, respectively, on shareholders’ equity. If the recognition and retention plan purchases authorized but unissued shares from us, such issuance would dilute the voting interests of existing shareholders by approximately 3.8%. See “Pro Forma Data” and “Management – New Stock Benefit Plans – Stock Recognition and Retention Plan.”

PRO FORMA DATA

The actual net proceeds from the sale of Louisiana Bancorp common stock in the offering cannot be determined until the offering is completed. However, the net proceeds are currently estimated to be between $43.8 million and $59.5 million, or up to $68.6 million in the event the offering range is increased by approximately 15%, based upon the following assumptions:

•	We will sell all shares of common stock in the subscription offering and community offering with no shares sold in a syndicated community offering;

•

Our employee stock ownership plan will purchase an amount equal to 8.0% of the shares sold in the offering, at a price of $10.00 per share with a loan from Louisiana Bancorp that will be repaid in equal installments over 20 years;

•	Expenses of the offering, other than the fees to be paid to Sandler O’Neill & Partners, L.P., are estimated to be $900,000;

•	233,350 shares of common stock will be purchased by our employees, directors and their immediate families; and

•

Sandler O’Neill will receive a fee equal to 1.0% of the aggregate purchase price of the shares of stock sold in the offering, excluding any shares purchased by any employee benefit plans, and any of our directors, officers or employees or members of their immediate families.

Actual expenses may vary from this estimate, and the amount of fees paid to Sandler O’Neill & Partners, L.P. (and potentially broker-dealers) will depend upon whether a syndicate of broker-dealers or other means is necessary to sell the shares, and other factors.

We have prepared the following table, which sets forth our historical consolidated net income and shareholders’ equity prior to the conversion and offering and our pro forma consolidated net income and shareholders’ equity following the conversion and offering. In preparing these tables and in calculating pro forma data, the following assumptions have been made:

•

Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds had been invested at an average yield of 5.0% for the year ended December 31, 2006, which approximates the yield on a one-year U.S. Treasury bill at such dates. We have used an assumed yield of 5.0% in lieu of the arithmetic average method because we believe it more accurately reflects the yield that we will receive on the net proceeds of the offering.

•	The pro forma after-tax yield on the net proceeds from the offering is assumed to be 3.3% for the year ended December 31, 2006, respectively, based on an effective tax rate of 34.0%.

•	No withdrawals were made from Bank of New Orleans’ deposit accounts for the purchase of shares in the offering.

•

Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted in the pro forma net income per share to give effect to the purchase of shares by the employee stock ownership plan.

•

Pro forma shareholders’ equity amounts have been calculated as if our common stock had been sold in the offering on December 31, 2006 and, accordingly, no effect has been given to the assumed earnings effect of the transactions.

The following pro forma information may not be representative of the financial effects of the offering at the date on which the offering actually occurs and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of our assets and liabilities computed in accordance with generally accepted accounting principles. Shareholders’ equity does not give effect to intangible assets in the event of a liquidation, to Bank of New Orleans’ bad debt reserve or to the liquidation account to be established upon consummation of the conversion. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The tables reflect the possible issuance of additional shares to be reserved for future issuance pursuant to our proposed stock option plan which we expect to adopt following the offering and present, together with the stock recognition and retention plan discussed below, to our shareholders for approval at a meeting to be held at least six months after the conversion is completed. See “Management – New Stock Benefit Plans.” For purposes of the tables, we have assumed that shareholder approval was obtained, that the exercise price of the stock options and the market price of the common stock at the date of grant were $10.00 per share, that the stock options had a term of 10 years and vested pro rata over five years, and that the stock option plan granted options to acquire common stock equal to 10.0% of Louisiana Bancorp’s common stock sold in the offering. We applied the Black-Scholes option pricing model to estimate a grant date fair value of $4.05 for each option. Finally, we assumed that 25.0% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed tax rate of 34.0%) for a deduction equal to the grant date fair value of the options. There can be no assurance that shareholder approval of the stock option plan will be obtained, that the exercise price of the options will be $10.00 per share or that the Black-Scholes option pricing model assumptions used to prepare the table will be the same at the time the options are granted.

The tables also give effect to the recognition and retention plan, which we expect to adopt following the offering and present, together with the new stock option plan discussed above, to our shareholders for approval at a meeting to be held at least six months after the conversion is completed. If approved by shareholders, the recognition and retention plan intends to acquire an amount of common stock equal to 4.0% of Louisiana Bancorp’s common stock to be outstanding after the offering, either through open market purchases, if permissible, or from authorized but unissued shares of common stock. The tables assume that shareholder approval has been obtained and that the shares acquired by the stock recognition and retention plan are purchased in the open market at $10.00 per share and vest over a five-year period. There can be no assurance that shareholder approval of the recognition and retention plan will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share.

The tables on the following pages summarize historical consolidated data of Bank of New Orleans and Louisiana Bancorp’s pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of our common stock following the reorganization and the offering.

At or For the Year Ended December 31, 2006
4,505,000 shares sold at $10.00 per share (Minimum of range)	5,300,000 shares sold at $10.00 per share (Midpoint of range)	6,095,000 shares sold at $10.00 per share (Maximum of range)	7,009,250 shares sold at $10.00 per share (15% above Maximum)(8)
(Dollars in thousands, except per share amounts)
Gross proceeds	$45,050	$53,000	$60,950	$70,093
Less: estimated offering expenses	(1,291)	(1,364)	(1,437)	(1,522)

Estimated net proceeds	43,759	51,636	59,513	68,571
Less: common stock acquired by employee stock ownership plan(1)	(3,604)	(4,240)	(4,876)	(5,607)
Less: common stock to be acquired by recognition and retention plan(2)	(1,802)	(2,120)	(2,438)	(2,804)

Net investable proceeds	$38,353	$45,276	$52,199	$60,160

Pro Forma Net Income:
Pro forma net income:
Historical	$2,023	$2,023	$2,023	$2,023
Pro forma income on net investable proceeds(3):	1,266	1,494	1,723	1,985
Less: state shares tax(1)	(327)	(347)	(368)	(391)
Less: pro forma employee stock ownership plan adjustments(1)	(119)	(140)	(161)	(185)
Less: pro forma restricted stock award expense(2)	(238)	(280)	(322)	(370)
Less: pro forma stock option expense(5)	(334)	(393)	(452)	(519)

Pro forma net income	$2,271	$2,357	$2,443	$2,543

Pro forma net income per share:
Historical(6)	$0.49	$0.41	$0.36	$0.31
Pro forma income on net investable proceeds:	0.30	0.31	0.31	0.31
Less: state shares tax	(0.08)	(0.07)	(0.07)	(0.06)
Less: pro forma employee stock ownership plan adjustments(1)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma restricted stock award expense(2)	(0.06)	(0.06)	(0.06)	(0.06)
Less: pro forma stock option expense(5)	(0.08)	(0.08)	(0.08)	(0.08)

Pro forma net income per share	$0.55	$0.48	$0.43	$0.39

Offering price as a multiple of pro forma net income per share	18.2	x	20.8	x	23.3	x	25.6	x
Number of shares used to calculate pro forma net income per share(6)	4,168,627	4,904,267	5,639,907	6,485,893
Pro Forma Shareholders’ Equity:
Pro forma shareholders’ equity (book value)(5):
Historical	$29,198	$29,198	$29,198	$29,198
Estimated net proceeds	43,759	51,636	59,513	68,571
Less: common stock acquired by employee stock ownership plan(1)	(3,604)	(4,240)	(4,876)	(5,607)
Less: common stock to be acquired by recognition and retention plan(2)	(1,802)	(2,120)	(2,438)	(2,804)

Pro forma shareholders’ equity	$67,551	$74,474	$81,397	$89,358

Pro forma shareholders’ equity per share:
Historical	$6.48	$5.51	$4.79	$4.17
Estimated net proceeds	9.71	9.74	9.76	9.78
Less: common stock acquired by employee stock ownership plan(1)	(0.80)	(0.80)	(0.80)	(0.80)
Less: common stock to be acquired by recognition and retention plan(2)	(0.40)	(0.40)	(0.40)	(0.40)

Pro forma shareholders’ equity per share	$14.99	$14.05	$13.35	$12.75

Offering price as a percentage of pro forma shareholders’ equity per share	66.7%	71.2%	74.9%	78.4%
Number of shares used to calculate pro forma shareholders’ equity per share(6)	4,505,000	5,300,000	6,095,000	7,009,250

(1)	Assumes that the employee stock ownership plan will acquire a number of shares equal to 8.0% of Louisiana Bancorp’s common stock to be sold in the offering. The employee stock ownership plan will borrow the funds used to acquire these shares from the net proceeds from the offering retained by Louisiana Bancorp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. This borrowing will have an interest rate equal to the prime rate and a term of 20 years. Bank of New Orleans intends to make contributions to the

(Footnotes continued on next page)

(Footnotes continued)

employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Louisiana Bancorp will earn on the loan will offset the interest paid on the loan by Bank of New Orleans. As the debt is paid down, shares will be released for allocation to participants’ accounts and shareholders’ equity will be increased. The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan, based on an assumed effective tax rate of 34.0%. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/20 of the total, based on a 20-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater.

(2)	Assumes that Louisiana Bancorp will purchase in the open market a number of shares equal to 4.0% of Louisiana Bancorp’s common stock to be sold in the offering, that will be reissued as restricted stock awards under the recognition and retention plan proposed to be adopted following the offering. Repurchases are assumed to be funded with cash on hand at Louisiana Bancorp. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders, by approximately 3.8%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Louisiana Bancorp common stock was $10.00 at the time the awards were made, that all shares were granted in the first year after the offering, that shares of restricted stock issued under the recognition and retention plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 34.0%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the recognition and retention plan, total recognition and retention plan expense would be greater.

(3)	Pro forma net income on net investable proceeds is equal to the net proceeds less the cost of acquiring shares in the open market at the $10.00 per share purchase price to fund the employee stock ownership plan and the restricted stock awards under the recognition and retention plan multiplied by the after-tax reinvestment rate.

The after-tax reinvestment rate is equal to 3.30% based on the following assumptions: combined federal and state income tax rate of 34.0% and a pre-tax reinvestment rate of 5.0%.

(4)	Upon consummation of the conversion, Bank of New Orleans will become subject to the Louisiana Shares Tax. The Shares Tax is based upon capitalized earnings and taxable stockholders’ equity minus certain real and personal property credits. The amount shown is an estimate. For additional information, see “Taxation-State Taxation.”

(5)	The adjustment to pro forma net income for stock options reflects the compensation expense associated with the stock options (assuming no federal tax benefit) that may be granted under the new stock option plan to be adopted following the conversion. If the new stock option plan is approved by shareholders, a number of shares equal to 10.0% of Louisiana Bancorp’s common stock to be sold in the offering will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Using the Black-Scholes option-pricing formula, each option is assumed to have a value of $4.05, assuming an exercise price and grant date fair value of common stock of $10.00 per share. It is assumed that all stock options were granted in the first year after the offering, that stock options granted under the stock option plan vest over a five-year period, or 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the options awarded was an amortized expense during each year. If the fair market value per share is different than $10.00 per share on the date options are awarded under the stock option plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Louisiana Bancorp may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 9.1%.

(6)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the offering. The number of shares used to calculate pro forma shareholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

SELECTED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Bank of New Orleans. You should read the financial statements and related notes contained at the end of this prospectus which provide more detailed information.

	At December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$219,726	$240,904	$236,748	$240,727	$220,047
Cash and cash equivalents	6,449	17,967	6,163	6,889	6,492
Investment securities:
Held-to-maturity	3,744	3,946	4,689	5,742	7,950
Available-for-sale	21,676	19,753	21,041	31,933	50,222
Mortgage-backed securities:
Held-to-maturity	57,545	55,243	53,068	41,394	53,655
Available-for-sale	34,015	43,568	58,030	76,921	26,712
Loans receivable, net	89,266	92,449	86,264	70,382	67,779
Deposits	150,335	157,245	140,815	145,290	145,167
FHLB advances	35,242	50,313	66,408	66,741	46,623
Equity capital, substantially restricted	29,198	26,912	27,590	26,626	26,124
Banking offices(1)	4	4	4	4	4

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Selected Operating Data:
Total interest income	$12,249	$11,215	$10,838	$10,858	$12,341
Total interest expense	5,334	4,915	4,670	4,974	6,310

Net interest income	6,915	6,300	6,168	5,884	6,031
Provision (recovery) for loan losses	(458)	2,250	16	(27)	—

Net interest income after provision (recovery) for loan losses	7,373	4,050	6,152	5,911	6,031
Total non-interest income	421	611	611	805	554
Total non-interest expense	4,795	4,423	4,645	4,691	4,325

Income before income taxes	2,999	238	2,118	2,025	2,260
Income taxes	976	36	675	643	751

Net income	$2,023	$202	$1,443	$1,382	$1,509

Selected Operating Ratios(2):
Average yield on interest-earning assets	5.44%	4.97%	4.66%	4.83%	5.81%
Average rate on interest-bearing liabilities	2.74	2.46	2.25	2.48	3.30
Average interest rate spread(3)	2.70	2.51	2.41	2.36	2.51
Net interest margin(3)	3.07	2.79	2.65	2.62	2.84
Average interest-earning assets to average interest-bearing liabilities	115.83	112.84	111.86	111.85	111.19
Net interest income after provision for loan losses to non-interest expense	153.74	91.57	132.44	126.01	139.45
Total non-interest expense to average assets	2.06	1.90	1.95	2.03	1.97
Efficiency ratio(4)	65.37	64.00	68.52	70.13	65.68
Return on average assets	0.87	0.09	0.60	0.60	0.69
Return on average equity	7.21	0.73	5.34	5.21	6.15
Average equity to average assets	12.04%	11.82%	11.31%	11.48%	11.20%

(Footnotes on next page)

	At or For the Year Ended December 31,
	2006	2005	2004	2003	2002
Asset Quality Ratios(5):
Non-performing loans as a percent of total loans receivable(6)	0.21%	3.82%	0.14%	0.12%	1.02%
Non-performing assets as a percent of total assets(6)	0.08	1.47	0.05	0.03	0.31
Non-performing assets and troubled debt restructurings as a percent of total assets(6)	0.08	1.47	0.05	0.05	0.31
Allowance for loan losses as a percent of non-performing loans	1245.65	78.10	432.77	606.17	74.75
Allowance for loan losses as a percent of total loans	2.49	2.89	0.59	0.69	0.75
Net charge-offs to average loans receivable	—	—	—	—	—
Capital Ratios(5):
Tier 1 leverage ratio	13.51	11.47	11.63	10.87	11.33
Tier 1 risk-based capital ratio	32.80	28.86	32.93	32.54	32.00
Total risk-based capital ratio	34.06%	30.12%	33.49%	33.06%	32.57%

(1)	Our branch on Robert E. Lee Boulevard in New Orleans has been temporarily closed since Hurricane Katrina hit on August 29, 2005.

(2)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(5)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(6)	Non-performing assets consist of non-performing loans. Non-performing loans consist of all loans 90 days or more past due. It is our policy to cease accruing interest on all loans 90 days or more past due. We had no real estate owned at the end of any of the above periods.

RECENT DEVELOPMENTS OF BANK OF NEW ORLEANS

The following tables contain certain information concerning the financial position and results of operations of Bank of New Orleans at and for the three months ended March 31, 2007 as well as the prior comparison period. You should read this information in conjunction with the audited financial statements included in this document. The financial information as of and for the three months ended March 31, 2007 and 2006 are unaudited and are derived from our interim condensed consolidated financial statements. The balance sheet data as of December 31, 2006 is derived from Bank of New Orleans’ audited consolidated financial statements. In the opinion of management, financial information at March 31, 2007 and for the three months ended March 31, 2007 and 2006 reflect all adjustments, consisting only of normal recurring accruals, which are necessary to present fairly the results for such periods. Results for the three-month period ended March 31, 2007 may not be indicative of operations of Bank of New Orleans for the year ending December 31, 2007.

	At March 31, 2007	At December 31, 2006
	(unaudited)
	(Dollars in Thousands)
Selected Financial and Other Data:
Total assets	$216,214	$219,726
Cash and cash equivalents	4,606	6,449
Investment securities:
Held-to-maturity	3,711	3,744
Available-for-sale	21,726	21,676
Mortgage-backed securities:
Held-to-maturity	54,499	57,545
Available-for-sale	32,176	34,015
Loans receivable, net	92,975	89,266
Deposits	147,864	150,335
FHLB advances	34,138	35,242
Equity capital, substantially restricted	29,697	29,198
Banking offices	4	4

	Three Months Ended March 31,
	2007	2006
	(unaudited)	(unaudited)
	(Dollars in Thousands)
Selected Operating Data:
Total interest income	$2,964	$3,106
Total interest expense	1,400	1,288

Net interest income	1,564	1,818
Provision (recovery) for loan losses	(4)	(310)

Net interest income after provision (recovery) for loan losses	1,568	2,128
Total non-interest income	108	100
Total non-interest expense	1,175	1,035

Income before income taxes	501	1,193
Income taxes	159	396

Net income	$342	$797

(Footnotes on next page)

Selected Operating Ratios (1):
Average yield on interest-earning assets	5.62%	5.23%
Average rate on interest-bearing liabilities	3.13	2.51
Average interest rate spread(2)	2.49	2.72
Net interest margin(2)	2.97	3.06
Average interest-earning assets to average interest-bearing liabilities	117.93	115.86
Net interest income after provision for loan losses to non-interest expense	133.45	205.60
Total non-interest expense to average assets	2.16	1.69
Efficiency ratio(3)	70.28	53.96
Return on average assets	0.63	1.30
Return on average equity	4.64	11.67
Average equity to average assets	13.57	11.16

Asset Quality Ratios (4):
Non-performing loans as a percent of total loans receivable(5)	0.27%	0.58%
Non-performing assets as a percent of total assets(5)	0.12	0.26
Allowance for loan losses as a percent of non-performing loans	852.24	381.72
Allowance for loan losses as a percent of total loans	2.39	2.70
Net charge-offs (recoveries) to average loans receivable	0.00	0.01

Capital Ratios (4):
Tier 1 leverage ratio	13.89%	11.61%
Tier 1 risk-based capital ratio	32.18	30.61
Total risk-based capital ratio	33.44	31.89

(1)	With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(2)	Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5)	Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all non-accruing loans and accruing loans 90 days or more past due.

Comparison of Financial Condition at March 31, 2007 and December 31, 2006

Our total assets amount to $216.2 million at March 31, 2007 compared to $219.7 million at December 31, 2006. The primary reasons for the $3.5 million, or 1.5%, decrease in assets during the first quarter of 2007 were reductions in cash and cash equivalents and mortgage-backed securities which were partially offset by an increase in net loans receivable. Our cash and cash equivalents declined by $1.8 million, or 28.5%, to $4.6 million at March 31, 2007 compared to $6.4 million at December 31, 2006. Our cash position was reduced primarily as a result of both depositors withdrawing deposits of insurance proceeds and utilizing such funds for construction and repair, relocation costs and other purposes as well as our deployment of cash into new loan originations. Our held-to-maturity mortgage-backed securities portfolio declined by $3.0 million in the first quarter of 2007, due to normal amortization, and our available-for-sale portfolio declined by $1.8 million in the quarter, also due to normal amortization. Our net loans receivable amounted to $93.0 million at March 31, 2007, a $3.7 million, or 4.1%, increase over net loans at December 31, 2006. The increase in net loans receivable in the first quarter of 2007 was due primarily to our purchase of a $3.0 million participation interest in a construction/commercial real estate loan for an office park located in Lafayette, Louisiana. In addition, our loan growth during the first quarter of 2007 reflects our increased emphasis on loan growth and recent marketing efforts.

Our total deposits amounted to $147.9 million at March 31, 2007, a $2.5 million, or 1.6%, decrease compared to December 31, 2006. Again, we attribute the reduction in total deposits primarily to customers withdrawing and utilizing insurance proceeds for construction and repair of properties damaged by Hurricane Katrina, relocation costs and other uses. Our equity capital amounted to $29.7 million at March 31, 2007, an increase of $499,000, or 1.7%, over December 31, 2006. The primary reasons for the increase in equity capital was the $342,000 in net income during the quarter as well as a $157,000 improvement in our accumulated other comprehensive loss.

Comparison of Our Operating Results for the Three Months Ended March 31, 2007 and 2006

Our net income was $342,000 for the quarter ended March 31, 2007 compared to $797,000 in net income during the quarter ended March 31, 2006. The primary reason for the difference was a $310,000 recovery of our allowance for loan losses in the first quarter of 2006 compared to a $4,000 recovery in the first quarter of 2007. In both periods such recoveries were due primarily to reversals of the allowance level established after Hurricane Katrina as loans were repaid upon the receipt of insurance proceeds or the sale of the underlying property securing the loan. Our net interest income declined by $254,000 in the first quarter of 2007 compared to the first quarter of 2006. The reduction in net interest income reflects the effects of margin compression as well as a lower average amount of interest-earning assets in the 2007 period. Our average interest rate spread and net interest margin were 2.49% and 2.97% respectively, for the quarter ended March 31, 2007 compared to 2.72% and 3.06%, respectively, for the quarter end March 31, 2006.

Our total interest income was $3.0 million in the first quarter of 2007 compared to $3.1 million in the first quarter of 2006, a decrease of $142,000 or 4.6%. The average balance of our interest-earning assets decreased by $26.5 million, or 11.2%, in the first quarter of 2007 compared to the first quarter of 2006, while the average yield earned increased 39 basis points to 5.62% in the 2007 period.

Our total interest expense was $1.4 million in the quarter ended March 31, 2007 compared to $1.3 million in the quarter ended March 31, 2006, an increase of $112,000 or 8.7%. The average balance of our interest-bearing liabilities declined by $26.0 million, or 12.7%, quarter over quarter, primarily reflecting a reduction in the unusually high average level of deposits in the first quarter of 2006, primarily reflecting the receipt of insurance proceeds by our customers. The average rate paid on interest-bearing liabilities increased by 62 basis points to 3.13% in the quarter ended March 31, 2007 compared to the first quarter of 2006. The increase in interest expense primarily reflects increases in market rates of interest as well as an outflow of certain lower costing deposits received after Hurricane Katrina.

As previously indicated, we had a $4,000 recovery for loans losses in the quarter ended March 31, 2007 compared to a $310,000 recovery in the quarter ended March 31, 2006. Our total non-performing assets amounted to $268,000 at March 31, 2007 compared to $640,000 at March 31, 2006. We charged off $4,000 and $7,000, respectively, of loans in the first quarter of 2007 and 2006. In both the 2007 and 2006 periods the amounts charged-off related solely to single-family residential mortgage loans.

Our non-interest income was relatively stable, and amounted to $108,000 for the first quarter of 2007 compared to $100,000 in the first quarter of 2006. Non-interest expense increased by $140,000, or 13.5%, to $1.2 million in the first quarter of 2007. Such increase in non-interest expenses primarily reflects an increase in compensation and benefit expense.

Our income tax expense amounted to $159,000 for the first quarter of 2007 compared to $396,000 in the first quarter of 2006. The difference was due primarily to the higher amount of pre-tax income in the 2006 period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a community oriented savings bank headquartered in Metairie, Louisiana. We currently operate three banking offices in Jefferson and Orleans Parishes. Our fourth banking office has been temporarily closed since Hurricane Katrina in August 2005. Our primary business consists of attracting deposits from the general public and using those funds together with funds we borrow to originate loans to our customers and invest in mortgage-backed and other securities. At December 31, 2006, we had total assets of $219.7 million, including $89.3 million in net loans and $117.0 million of mortgage-backed and other securities, total deposits of $150.3 million and retained earnings of $29.7 million.

Historically, we have operated as a traditional thrift relying almost exclusively on long-term, fixed rate single-family residential mortgage loans to generate interest income. Approximately five years ago, we determined to revise our lending strategy in order to increase our originations of multi-family residential, commercial real estate and land loans. Certain highlights of our operations in recent periods are as follows:

•

Responding to the Effects of Hurricane Katrina. Since Hurricane Katrina made landfall on August 29, 2005, we, like every other business in metropolitan New Orleans, have expended considerable amounts of our time and resources in responding to the effects of Hurricane Katrina. Initially, for approximately two weeks after the storm we were unable to conduct any business due to civil evacuation orders in Jefferson and Orleans Parishes. Consistent with requests from the State of Louisiana and industry practice in metropolitan New Orleans, we curtailed payment obligations on all outstanding loans for September, October and November 2005. Interest on the loans continued to accrue at the contract rate, and unpaid interest for those months either was paid by the borrower or was added to the customer’s balance and re-amortized through the loan’s contractual maturity date. Approximately 140 of the bank’s borrowers, with outstanding loan balances of approximately $11.5 million, had their loans modified by re-amortizing the loan balance, including the curtailed payment amounts, over the remaining period of the original loan term. During the fourth quarter of 2005 and continuing into 2006, we reviewed our allowance for loan losses, considered the probable inherent losses in our loan portfolio in light of, among other factors, our assessment of the anticipated amounts of insurance coverage on the properties securing loans in our portfolio, and we were in direct contact with many of our borrowers regarding their loans. In the fourth quarter of 2005, we made a $2.2 million provision for loan losses. In 2006, we made a $458,000 recovery due primarily to repayments of loans on which we had made provisions in 2005, in most cases upon the receipt of insurance payments. The rebuilding and recovery efforts in metropolitan New Orleans are underway and are anticipated to continue for a considerable period of time. No assurance can be given as to whether the rebuilding efforts in the City of New Orleans ultimately will be deemed successful. We continue to feel the effects from Hurricane Katrina on a daily basis. Our branch office on Robert E. Lee Boulevard in New Orleans remains closed due to flood damage. We recognized $182,000 in other income in 2005 due to insurance proceeds received on that facility in excess of the damaged assets written off.

•

Repositioning Our Loan Portfolio. We have gradually increased our holdings of commercial real estate and multi-family residential mortgage loans. Such loans generally have higher yields and shorter terms to maturity than single-family residential mortgage loans.

Our results of operations depend, to a large extent, on net interest income, which is the difference between the income earned on our loan and investment portfolios and interest expense on deposits and borrowings. Our net interest income is largely determined by our net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest bearing liabilities, and the relative amounts of interest-earning assets and interest-bearing liabilities. Results of operations are also affected by our provisions for loan losses, fee income and other non-interest income and non-interest expense. Non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion and other expense. After the conversion, we expect that our non-interest expenses will increase as we grow and expand our operations. In addition, our salaries and benefits expense will increase due to the new stock benefit plans that we intend to implement. See “Pro Forma Data.” Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact our financial conditions and results of operations.

Business Strategy

Our business strategy is focused on operating a growing and profitable community-oriented financial institution. Below are certain of the highlights of our business strategy:

•

Growing Our Loan Portfolio. In the years following the conversion, we plan to add several additional residential/consumer loan officers and several additional commercial loan officers. Given the consolidation occurring in the banking industry in southern Louisiana and the stock-based employee benefits that we will be able to offer upon conversion, we believe that we will be able to attract and retain qualified personnel to fill these positions. We expect to be more aggressive in our efforts to originate new loans in accordance with our policies. We also intend to be more aggressive in purchasing loans or participation interests in loans that meet our underwriting standards. Given current market conditions in the New Orleans metropolitan area, we expect to consider purchasing loans originated outside our market area. In addition to facilitating loan growth, such purchases may lessen the geographic concentration of our loans. In addition, the net proceeds to be received from the offering will increase our loan-to-one borrower limits, which will permit us to originate and retain for portfolio larger balance multi-family residential, commercial real estate and land loans.

•

Expanding our Market Area. We intend to pursue opportunities to expand our market area by opening additional banking offices, which may include loan production offices, and, possibly, through acquisitions of other financial institutions (although we have no current plans, understandings or agreements with respect to any specific acquisitions). We expect to focus on contiguous markets to the west of Jefferson Parish and on the north shore of Lake Ponchartrain. In addition, we may consider nearby markets in southern and coastal Mississippi.

•

Maintaining High Asset Quality. Even with the effects of Hurricane Katrina, we continue to maintain exceptional levels of asset quality. At December 31, 2006, our non-performing loans amounted to $184,000 or 0.1% of total assets. We attribute our high asset quality to our prudent and conservative underwriting practices, and we intend to maintain high asset quality after the offering even as we grow the bank.

•

Continuing to Provide Exceptional Customer Service. As a community oriented savings bank, we take pride in providing exceptional customer service as a means to attract and retain customers. We deliver personalized service to our customers that distinguishes us from the large regional banks operating in our market area. Our management team has strong ties to, and deep roots in, the community. We believe that we know our customers’ banking needs and can respond quickly to address them.

This Management’s Discussion and Analysis section is intended to assist in understanding the financial condition and results of operations of Bank of New Orleans. The discussion and analysis does not include any comments relating to Louisiana Bancorp, since Louisiana Bancorp has had no significant operations to date. The information contained in this section should be read in conjunction with our financial statements and the accompanying notes to the financial statements and other sections contained in this prospectus.

Critical Accounting Policies

In reviewing and understanding financial information for Bank of New Orleans, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note A of the notes to our financial statements. The accounting and financial reporting policies of Bank of New Orleans conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management’s initial estimates. In addition, the Office of Thrift Supervision, as an integral part of its examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes. We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We also estimate a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision to our initial estimates.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results, recent cumulative losses and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

How We Manage Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from the interest rate risk which is inherent in our lending and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. In addition to market risk, our primary risk is credit risk on our loan portfolio. We attempt to manage credit risk through our loan underwriting and oversight policies. See “Business of Bank of New Orleans – Lending Activities.”

The principal objective of our interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with approved guidelines. We seek to manage our exposure to risks from changes in interest rates while at the same time trying to improve our net interest spread. We monitor interest rate risk as such risk relates to our operating strategies. We have established an Asset Liability Committee (“ALCO”)/Investment Committee, which is comprised of our President and Chief Executive Officer, Chief Financial Officer, Controller and two outside directors, and which is responsible for reviewing our asset/liability and investment policies and interest rate risk position. The ALCO/Investment Committee meets on a regular basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on future earnings.

In recent years, we primarily have utilized the following strategies in our efforts to manage interest rate risk:

•	we have increased our originations of shorter term loans particularly multi-family residential, commercial real estate and land loans;

•	we have attempted to match fund a portion of our loan portfolio with borrowings having similar expected lives;

•	on occasion, we have sold long-term (30-year) fixed-rate mortgage loans which had been classified as held-for-sale;

•	we have attempted, where possible, to extend the maturities of our deposits and borrowings; and

•	we have invested in securities with relatively short anticipated lives, generally three to five years, and we hold significant amounts of liquid assets.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring a bank’s interest rate sensitivity “gap.” An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our one-year cumulative gap was a negative 21.6% at December 31, 2006. In light of the significant inflow of deposits after Hurricane Katrina in 2005, our interest sensitive deposits at December 31, 2006 remained somewhat higher than our historical norms.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the “GAP Table”). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2006, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Annual prepayment rates for single-family and other mortgage loans are assumed to range from 9.6% to 46.6%. The annual prepayment rate for mortgage-backed securities is assumed to range from 5.6% to 45.1%. Savings accounts and interest-bearing checking accounts are assumed to have annual rates of withdrawal, or “decay rates,” of 9.0% and 23.0%, respectively. See “Business of Bank of New Orleans – Lending Activities,” “– Investment Activities” and “– Sources of Funds.”

	3 Months or Less	More than 3 Months to 6 Months	More than 6 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
	(Dollars in Thousands)
Interest-earning assets(1):
Loans receivable(2)	$13,481	$4,085	$7,047	$19,759	$13,954	$33,622	$91,948
Investment securities	298	—	—	20,648	1,904	2,570	25,420
Mortgage-backed securities	5,812	6,982	11,906	33,640	16,503	16,717	91,560
Other interest-earning assets	4,971	248	297	891	—	—	6,407

Total interest-earning assets	24,562	11,315	19,250	74,938	32,361	52,909	215,292

Interest-bearing liabilities:

Passbook accounts	$999	$1,001	$37	$—	$—	$19,140	$21,177
Checking accounts	2,499	2,500	—	—	—	16,463	21,462
Money market accounts	6,291	—	—	—	—	—	6,291
Certificate accounts	28,202	17,074	23,622	19,150	9,262	—	97,310
FHLB advances	11,492	4,899	3,841	15,010	—	—	35,242

Total interest-bearing liabilities	49,483	25,474	27,500	34,160	9,262	35,603	181,482

Interest-earning assets less interest-bearing liabilities	$(24,921)	$(14,159)	$(8,250)	$40,778	$23,098	$17,306	$33,853

Cumulative interest-rate sensitivity gap(3)	$(24,921)	$(39,080)	$(47,330)	$(6,552)	$16,547	$33,853
Cumulative interest-rate gap as a percentage of total assets at December 31, 2006	(11.34)%	(17.79)%	(21.54)%	(2.98)%	7.53%	15.41%
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2006	49.64%	44.42%	70.00%	219.37%	349.40%	148.61%

(1)	Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2)	For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses, undisbursed loan funds, unamortized discounts and deferred loan fees.

(3)	Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Net Portfolio Value and Net Interest Income Analysis. Our interest rate sensitivity also is monitored by management through the use of models which generate estimates of the change in its net portfolio value (“NPV”) and net interest income (“NII”) over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of December 31, 2006 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)
300bp	$25,071	$(13,299)	(35)%	11.91%	(4.98)%
200	29,590	(8,780)	(23)	13.69	(3.20)
100	34,070	(4,300)	(11)	15.36	(1.53)
Static	38,370	—	—	16.89	—
(100)	41,849	3,479	9	18.04	1.15
(200)	44,611	6,241	16	18.89	2.00

In addition to modeling changes in NPV, we also analyze potential changes to NII for a twelve-month period under rising and falling interest rate scenarios. The following table shows our NII model as of December 31, 2006.

Change in Interest Rates in Basis Points (Rate Shock)	Net Interest Income	$ Change	% Change
(Dollars in Thousands)
200bp	$5,653	$(414)	(6.82)%
Static	6,067	—
(200)	5,850	(217)	(3.58)

The above table indicates that as of December 31, 2006, in the event of an immediate and sustained 200 basis point increase in interest rates, our net interest income for the 12 months ending December 31, 2007 would be expected to decrease by $414,000 or 6.82% to $5.7 million.

As is the case with the GAP Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV and NII require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		Year Ended December 31,
		2006			2005			2004
	Yield/Rate at December 31, 2006	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
		(Dollars in Thousands)
Interest-earning assets:
Loans receivable(1)	6.79%	$88,461	$5,841	6.60%	$92,360	$5,779	6.26%	$77,620	$4,664	6.01%
Mortgage-backed securities	4.66	98,247	4,499	4.58	102,820	4,326	4.21	115,458	4,832	4.19
Investment securities	4.79	28,601	1,400	4.89	21,067	786	3.73	31,409	1,198	3.81
Other interest-earning assets	5.37	9,880	509	5.15	9,242	324	3.51	8,007	144	1.80

Total interest-earning assets	5.58%	225,189	12,249	5.44%	225,489	11,215	4.97%	232,494	10,838	4.66%

Non-interest-earning assets		7,827			7,852			6,161

Total assets		$233,016			$233,341			$238,655

Interest-bearing liabilities:
Passbook, checking and money market accounts	0.41	55,455	227	0.41	47,092	190	0.40	44,503	189	0.42
Certificate accounts	4.03	95,595	3,349	3.50	94,149	2,635	2.80	97,939	2,388	2.44

Total deposits	2.82	151,050	3,576	2.37	141,241	2,825	2.00	142,442	2,577	1.81
FHLB advances	4.33	43,362	1,758	4.05	58,590	2,090	3.57	65,398	2,093	3.20

Total interest-bearing liabilities	3.12	194,412	5,334	2.74	199,831	4,915	2.46%	207,840	4,670	2.25%

Non-interest-bearing liabilities		10,545			5,921			3,809

Total liabilities		204,957			205,752			211,649
Stockholders’ Equity		28,063			27,589			27,006

Total liabilities and Stockholders’ Equity		$233,020			$233,341			$238,655

Net interest-earning assets		$30,777			$25,658			$24,654

Net interest income; average interest rate spread			$6,915	2.70%		$6,300	2.51%		$6,168	2.41%

Net interest margin(2)				3.07%			2.79%			2.65%

Average interest-earning assets to average interest-bearing liabilities				115.83%			112.84%			111.86%

(1)	Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts and allowance for loan losses.

(2)	Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2006 vs. 2005			2005 vs. 2004
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(In Thousands)			(In Thousands)
Interest income:
Loans receivable	$306	$(244)	$62	$229	$886	$1,115
Mortgage-backed securities	365	(192)	173	23	(529)	(506)
Investment securities	333	281	614	(18)	(394)	(412)
Other interest-earning assets	163	22	185	158	22	180

Total interest income	1,167	(133)	1,034	392	(15)	377

Interest expense:
Passbook, NOW and money market accounts	3	34	37	(10)	11	1
Certificate deposits	674	40	714	339	(92)	247

Total deposits	677	74	751	329	(81)	248
FHLB advances	211	(543)	(332)	215	(218)	(3)

Total interest expense	888	(469)	419	544	(299)	245

Increase (decrease) in net interest income	$279	$336	$615	$(152)	$284	$132

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

Our total assets amounted to $219.7 million at December 31, 2006, a $21.2 million or 8.8% decrease over total assets at December 31, 2005. During 2006, the primary reasons for our reduction in total assets were an $11.5 million, or 64.1%, decrease in cash and cash equivalents, a $7.6 million, or 12.1%, decrease in available for sale securities and a $3.2 million, or 3.4%, decrease in net loans. The downsizing of our balance sheet at December 31, 2006 compared to December 31, 2005 reflects, in large part, the effects of Hurricane Katrina. There was a significant increase in our total deposits in the fourth quarter of 2005 and the first half of 2006 as insurance proceeds were received by our borrowers whose property was damaged in the storm. This increased our cash and cash equivalents and level of total deposits at the end of 2005. During 2006, many of our customers used the insurance proceeds to repay their outstanding loans, which was the primary reason that our net loans declined by $3.2 million in 2006. The utilization of such proceeds by our customers also was a primary reason for the decrease in cash and cash equivalents and total deposits at December 31, 2006 compared to December 31, 2005. In addition, as the economy began to stabilize somewhat in 2006 compared to the fourth quarter of 2005, we determined that we could prudently reduce the amount of our liquid assets. During 2006, we also sold an aggregate of $5.9 million of available for sale securities at a loss of $92,000 as we believed it prudent to recognize the embedded losses of such securities and redeploy those funds into higher yielding assets.

Our total liabilities at December 31, 2006, amounted to $190.5 million compared to $214.0 million at December 31, 2005. The primary reason for the decrease in total liabilities during 2006 was a $6.9 million decrease in our deposits and a $15.1 million decrease in our FHLB advances. During 2006, we took advantage of our increased liquidity to prepay certain advances without incurring prepayment penalties. While our borrowings were reduced in 2006, subsequent to the conversion we intend to moderately increase our use of leverage in the form of FHLB advances as an additional source of funds.

Our total equity capital amounted to $29.2 million at December 31, 2006 compared to $26.9 million at December 31, 2005. The primary reasons for the increase in equity capital in 2006 was net income of $2.0 million for the year as well as an accumulated other comprehensive loss of $543,000 at December 31, 2006 compared to an accumulated other comprehensive loss of $805,000 at December 31, 2005.

Comparison of Operating Results for the Years Ended December 31, 2006 and December 31, 2005

General. We reported net income of $2.0 million for the year ended December 31, 2006 compared to net income of $202,000 for the year ended December 31, 2005. The primary reason for the increase in our net income was a $458,000 recovery for loan losses in 2006 compared to a $2.2 million provision in 2005. In the aftermath of Hurricane Katrina, we took an extraordinarily large provision for loan losses considering our losses on a historical basis, however this was deemed necessary in light of the information available at the time and given the considerable uncertainties about the potential inherent losses in our loan portfolio. The $458,000 recovery taken in 2006 reflects primarily loans which repaid during the year, largely upon the receipt of insurance proceeds, for which provisions had been made in 2005. In addition to the difference in the provision for loan losses, our net interest income increased by $616,000 in the year ended December 31, 2006 compared to the year ended December 31, 2005, while our non-interest income decreased by $190,000 and our non-interest expense and tax expense increased by $372,000 and $940,000, respectively.

Interest Income. Our total interest income amounted to $12.2 million for the year ended December 31, 2006 compared to $11.2 million for the year ended December 31, 2005. The primary reason for the increase in interest income in 2006 compared to 2005 was a $799,000, or 72.0%, increase in interest earned on investment securities and interest-bearing deposits. This was due primarily to a 116 basis point (100 basis points being equal to 1.0%) increase in the average yield earned on our investment securities together with a $7.5 million, or 35.8%, increase in the average balance of our investment securities in 2006 compared to 2005. Interest income on mortgage-backed securities increased by $174,000, or 4.0%, in 2006 compared to 2005. The increase in interest income on mortgage-backed securities in 2006 was due to a 37 basis point increase in the average yield earned, which more than offset a $4.6 million, or 4.4%, decrease in the average balance of our mortgage-backed securities portfolio. Interest income on loans increased by $62,000, or 1.1%, in 2006 compared to 2005. A $3.9 million, or 4.2%, decrease in the average balance of our net loans in 2006 compared to 2005 was more than offset by a 36 basis point increase in the average yield earned on our net loans. The decrease in our net loan portfolio in 2006 compared to 2005 reflects the large volume of loan repayments upon the receipt of insurance proceeds after Hurricane Katrina as well as a reduction in the level of new loan originations in 2006 compared to 2005 due primarily to the stagnant local business climate in the first half of 2006. The increase in the average yield on our net loans in 2006 compared to 2005 reflects our focus on originating multi-family residential, commercial real estate and land loans as well as home equity loans and lines of credit, all of which have higher yields than one-to four-family residential mortgage loans, as well as the increase in market rates of interest during the period.

Interest Expense. Our total interest expense amounted to $5.3 million for the year ended December 31, 2006 compared to $4.9 million for the year ended December 31, 2005, an increase of $419,000 or 8.5%. The reason for the increase in interest expense in 2006 compared to 2005 was an increase in the average rates paid on all of our interest-bearing liabilities as well as an increase in the average balance of our deposits in the year ended December 31, 2006 compared to the year ended December 31, 2005. The average balance of our total deposits increased by $9.8 million, or 6.9%, in 2006 compared to 2005 due primarily to an $8.4 million increase in the average balance of passbook, checking and money market accounts attributable in large part to inflows of deposits in the first half of the year, much of which was subsequently withdrawn by year-end. The average rate paid on our deposits increased by 37 basis points in 2006 compared to 2005 due primarily to increases in market rates of interest during the period. The average balance of our FHLB advances declined by $15.2 million, or 26.0%, in 2006 compared to 2005, while the average rate paid on advances increased by 49 basis points.

Provision for Loan Losses. We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. This policy is significantly affected by our judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions. Our activity in the provision for loan losses, which are charges or recoveries to operating results, is undertaken in order to maintain a level of total allowance for losses that management believes covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. Our evaluation process typically includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of our loans, the value of collateral securing the loan, the borrower’s ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience. The establishment of the allowance for loan losses is significantly affected by management judgment and uncertainties and there is a likelihood that different amounts would be reported under different conditions or assumptions. Various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require it to make additional provisions for estimated loan losses based upon judgments different from those of management.

During the year ended December 31, 2006, we made a $458,000 recovery from our allowance for loan losses compared to a $2.2 million provision in the year ended December 31, 2005. The recovery in 2006 was due primarily to loans which were repaid in 2006, largely upon the receipt of insurance proceeds, for which provisions had been made in 2005. The $2.2 million provision for loan losses made in 2005 reflected management’s assessment, based on the information available at the time, of the inherent level of losses in the bank’s loan portfolio. Given the unprecedented level of damage caused by Hurricane Katrina, management determined, in light of the economic uncertainty regarding the future of metropolitan New Orleans, among other factors, that historical loss factors were not indicative of the then current level of losses in the portfolio. Management reviewed its loan portfolio and assessed whether properties collateralizing loans were uninsured or underinsured for flood damage, particularly in FEMA-designated critical areas. Of the $2.2 million provision made in 2005, $961,000 was recorded specifically on an aggregate of $1.2 million of loans and the remaining $1.2 million of the provision was unallocated and applied to the general allowance for loan losses. Because significant uncertainties remain regarding the performance of our loan portfolio after Hurricane Katrina, such as the ultimate disposition of property insurance claims and the ultimate economic recovery of greater New Orleans, it is unclear whether additional losses or recoveries may become apparent in the future. The rebuilding process is expected to be lengthy and management will continue to review the allowance for loan losses and make additional provisions or recoveries as required.

Non-interest Income. Our non-interest income decreased by $190,000, or 31.1%, to $421,000 for the year ended December 31, 2006 compared to $611,000 for the year ended December 31, 2005. The primary reasons for the decrease in non-interest income in 2006 compared to 2005 were an $118,000 decrease in other non-interest income, as well as a $92,000 loss taken upon the sale of available for sale securities, which more than offset a $20,000 increase in customer service fee income. The decrease in other non-interest income in 2006 compared to 2005 primarily reflects the absence of a $182,000 gain recorded in 2005 upon the receipt of insurance proceeds on our closed branch office on Robert E. Lee Boulevard in New Orleans which exceeded the net book value of the damaged assets.

Non-interest Expense. Our non-interest expense increased by $372,000, or 8.4%, to $4.8 million for the year ended December 31, 2006 compared to $4.4 million for the year ended December 31, 2005. The primary reasons for the increase in non-interest expense were increases in salary and employee benefits expenses of $256,000 and increases in other non-interest expenses of $177,000. The increase in salary and benefit expense in 2006 compared to 2005 was due primarily to the recognition of $276,000 in expense upon the implementation of a supplemental executive retirement plan for our President and Chief Executive Officer. The increase in other non-interest expense in 2006 compared to 2005 was due primarily to a $150,000 write-down of an investment in a partnership.

Income Tax Expense. Our income tax expense increased by $940,000 to $976,000 for the year ended December 31, 2006 compared to $36,000 for the year ended December 31, 2005. The increase in income tax expense was due primarily to the increase in net income. Our effective Federal tax rate was 32.6% for the year ended December 31, 2006 compared to 15.3% for the year ended December 31, 2005.

Comparison for Operating Results for the Years Ended December 31, 2005 and December 31, 2004

General. Our net income decreased by $1.2 million or 86.0% to $202,000 for the year ended December 31, 2005 compared to $1.4 million for the year ended December 31, 2004. The reason for the precipitous decline in our net income in 2005 compared to 2004 was the 2.2 million provision for loan losses made in 2005 in response to

Hurricane Katrina. The effects of the 2005 provision for loan losses were partially offset by a $639,000 reduction in income tax expense in 2005 compared to 2004.

Interest Income. Our total interest income amounted to $11.2 million for the year ended December 31, 2005 compared to $10.8 million for the year ended December 31, 2004. The primary reason for the $376,000, or 3.5%, increase in interest income in 2005 compared to 2004 was a $1.1 million increase in interest income on loans due primarily to a $14.7 million, or 19.0%, increase in the average balance of our loan portfolio in 2005 compared to 2004 together with a 25 basis point increase in the average yield earned on loans. The increase in the average balance of loans in 2005 over 2004 primarily reflects the significant amount of new loans we were originating in 2005 before Hurricane Katrina made landfall. Interest income on our mortgage-backed securities decreased by $506,000 in 2005 compared to 2004 due primarily to a $12.6 million decrease in the average balance of our mortgage-backed securities which more than offset a two basis point increase in the average yield earned. Interest income on investment securities decreased by $232,000 in 2005 compared to 2004 due primarily to $10.3 million decrease in the average balance of investment securities and an eight basis point decline in the average yield earned.

Interest Expense. Our total interest expense increased to $4.9 million for the year ended December 31, 2005 compared to $4.7 million for the year ended December 31, 2004. The increase was due to $248,000 increase in interest paid on deposits. The average balance of our deposits decreased by $1.2 million in 2005 compared to 2004, due to a $3.8 million decrease in the average balance of our certificates of deposit which was partially offset by a $2.6 million increase in core deposits. The average rate paid on all deposits increased by 19 basis points to 2.0% in 2005 compared to 1.81% in 2004. Interest paid on FHLB advances was relatively constant at $2.1 million in 2005 and 2004. A $6.8 million decrease in the average balance of our FHLB advances in 2005 compared to 2004 was offset by a 37 basis point increase in the average rate paid on such borrowings.

Provision for Loan Losses. As previously discussed, we made a $2.2 million provision for loan losses in 2005. Our provision for loan losses was $16,000 for the year ended December 31, 2004.

Non-interest Income. Our non-interest income was relatively constant at $611,000 for the years ended December 31, 2005 and 2004. In 2005, our other non-interest income increased by $167,000 over 2004 due primarily to a $182,000 gain recognized upon the receipt of insurance proceeds exceeding the net book value of the damaged assets at our closed branch office in New Orleans. Offsetting the increase in other non-interest income, we recognized a $94,000 gain on the sale of available for sale securities in 2004 compared to no gains in 2005 and our customer service fees decreased by $73,000 in 2005 compared to 2004 due primarily to the fact that we did not charge any customer service fees during the four months after Hurricane Katrina.

Non-interest Expense. Our non-interest expense decreased by $222,000 to $4.4 million for the year ended December 31, 2005 compared to $4.6 million for the year ended December 31, 2004. The primary reason for the decrease in non-interest expenses in 2005 compared to 2004 was a $126,000 decrease in salaries and employee benefits, reflecting a reduction in our work force in 2005 as employees were displaced or relocated after Hurricane Katrina. Our other non-interest expenses decreased by $91,000 in 2005 compared to 2004 due primarily to a reduction in our advertising and promotion costs in 2005 following Hurricane Katrina. Occupancy expense decreased slightly in 2005 compared to 2004 as a result of the temporary closing of our Lakeview branch office in New Orleans.

Income Tax Expense. Our income tax expense was $36,000 in 2005 compared to $675,000 in 2004. The primary reason for the decrease in income tax expense in 2005 compared to 2004 was the decrease in net income. Our effective Federal tax rate was 15.3% in 2005 compared to 31.9% in 2004.

Liquidity and Capital Resources

Our primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. At December 31, 2006, our cash and cash equivalents amounted to $6.5 million. In addition, at such date our available for sale investment and mortgage-backed securities amounted to an aggregate of $55.7 million.

We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2006, we had certificates of deposit maturing within the next 12 months amounting to $68.9 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be redeposited with us. For the year ended December 31, 2006, the average balance of our outstanding FHLB advances was $43.4 million. At December 31, 2006, we had $35.2 million in outstanding FHLB advances and we had $116.7 million in additional FHLB advances available to us.

In addition to cash flow from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund liquidity needs. In recent years we have utilized borrowings as a cost efficient addition to deposits as a source of funds. Our borrowings consist primarily of advances from the Federal Home Loan Bank of Dallas, of which we are a member. Under terms of the collateral agreement with the Federal Home Loan Bank, we pledge residential mortgage loans and mortgage-backed securities as well as our stock in the Federal Home Loan Bank as collateral for such advances.

Commitments

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and undisbursed construction loans at December 31, 2006.

		Amount of Commitment Expiration - Per Period
	Total Amounts Committed	To 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	After 5 Years
	(In Thousands)
Letters of credit	$—	$—	$—	$—	$—
Lines of credit	4,919	635	915	272	3,097
Undisbursed portion of loans in process	2,224	3	2,120	—	101
Commitments to originate loans	6,005	4,939	1,066	—	—

Total commitments	$13,148	$5,577	$4,101	$272	$3,198

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2006.

		Payments Due By Period
	Total	To 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	After 5 Years
	(In Thousands)
Certificates of deposit	$97,310	$68,898	$19,149	$9,263	$—
FHLB advances	35,242	13,280	16,729	4,748	485

Total long-term debt	132,552	82,178	35,878	14,011	485
Operating lease obligations	328	55	96	56	121

Total contractual obligations	$132,880	$82,233	$35,974	$14,067	$606

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

Impact of Inflation and Changing Prices

The financial statements, accompanying notes, and related financial data of Bank of New Orleans presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on its performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments. This statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interest in Securitized Financial Assets. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Asset- An Amendment of FASB Statement No. 140. This statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. It also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement which amends SFAS No. 87 and SFAS No. 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company’s fiscal year end. SFAS No. 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB No. 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB No. 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No.157. This pronouncement is not expected to have an effect on the financial position or results of operations of the bank.

BUSINESS OF BANK OF NEW ORLEANS

General. Bank of New Orleans is a federally chartered community-oriented savings bank which was originally organized in 1909 and is headquartered in Metairie, Louisiana. The bank currently conducts its business from its main office, which is located in Jefferson Parish approximately eight miles west of the French Quarter of New Orleans, and two branch offices, one of which also is in Jefferson Parish. Our remaining open branch office is located in neighboring Orleans Parish (which is coexistent with the City of New Orleans). Our fourth banking office, located in Orleans Parish in the Lakeview neighborhood of New Orleans, remains closed due to extensive flood damage from Hurricane Katrina. We expect to re-open at our Lakeview location within the next year.

We are primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. Our principal sources of funds are deposits, repayments of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, other funds provided from operations and funds borrowed from outside sources such as the Federal Home Loan Bank of Dallas. These funds are primarily used for the origination of various loan types including single-family residential mortgage loans, multi-family residential and commercial real estate mortgage loans, home equity loans and lines of credit and other consumer loans. The bank derives its income principally from interest earned on loans, mortgage-backed and other securities and, to a lesser extent, from fees received in connection with the origination of loans and for other services. Bank of New Orleans’ primary expenses are interest expense on deposits and borrowings and general operating expenses. Funds for activities are provided primarily by deposits, amortization of loans, loan prepayments and the maturity of loans, mortgage-backed securities and other investments and other funds from operations.

We are an active originator of residential home mortgage loans in our market area. Historically, Bank of New Orleans was a traditional thrift with an emphasis on one loan product, fixed-rate long term single-family residential mortgage loans. Approximately five years ago, we determined to shift the emphasis on the loan products we offer and increased our efforts to originate multi-family residential, commercial real estate and land loans. We determined to originate greater amounts of multi-family residential, commercial real estate and loan loans because we believed we could compete effectively as a niche lender in our market area for such loans given management’s knowledge of, and its extensive network of contacts in, the small to mid-sized businesses community in metropolitan New Orleans. In addition, multi-family residential, commercial real estate and land loans were deemed attractive due to their generally higher yields and shorter anticipated lives compared to single-family residential mortgage loans. As a result, we hired a commercial lending officer in 2002 and increased our emphasis on originating multi- family residential, commercial real estate and land loans. Our multi-family residential, commercial real estate and land loans have grown from $9.3 million or 13.5% of our total loan portfolio at December 31, 2002 to $34.0 million or 37.0% of our total loan portfolio at December 31, 2006. Following consummation of the conversion, we intend to further our emphasis on commercial real estate lending and plan to hire several additional commercial lending officers. We also continue, however, to be an active originator of single-family residential mortgage loans.

Our headquarters office is located at 1600 Veterans Memorial Boulevard, Metairie, Louisiana, and our telephone number is (504) 834-1190. We maintain a website at www.bankofneworleans.net, and we provide our customers with on-line banking and telephone banking services.

Market Area and Competition

Bank of New Orleans’ primary market area is southern Louisiana in general and, more specifically, Jefferson Parish and neighboring Orleans Parish and contiguous areas. The bank’s market area was severely impacted by the devastation of Hurricane Katrina. Flood waters from Hurricane Katrina destroyed a majority of the housing in New Orleans and, in the summer of 2006, the population of New Orleans was approximately 35% of the city’s 2000 population. Damage from Hurricane Katrina was less significant in Jefferson Parish, which borders Orleans Parish to the west. Jefferson Parish traditionally has been considered as a bedroom community for neighboring New Orleans (Orleans Parish).

Rebuilding efforts are underway in metropolitan New Orleans. The U.S. Department of Housing and Urban Development has approved a plan for up to $10.8 billion in grants to qualified homeowners under Louisiana’s Road Home Program. There are plans for a $100 million, federally funded grant program for small businesses affected by the hurricane. The Louisiana Recovery Authority, which oversees distribution of Federal relief funds, has earmarked $20 million to promote tourism in New Orleans. The pace of home renovations and demolitions has escalated in recent months, especially in Orleans Parish. The bank believes that, in the aftermath of Hurricane Katrina, there will continue to be significant long-term opportunities for it to participate in the rebuilding and relocation efforts in southern Louisiana and coastal Mississippi through lending and other banking services. However, given the significant exodus from the City of New Orleans, we believe that we will have greater opportunities for business development in Jefferson Parish and contiguous markets to the west and areas on the northern shore of Lake Ponchartrain. We plan to focus on theses areas and plan to add several new banking offices, which may include loan production offices, in those markets following the conversion and offering. We also expect to consider markets in southern Mississippi to expand our lending, and possibly branching, efforts. We intend to consider acquisition opportunities in our current market area as well as these expanded geographic market areas after the conversion, either whole bank or branch office acquisitions. However, we have no specific acquisitions under consideration at this time.

The local economy in southern Louisiana is reliant on a variety of sectors. Traditionally, the oil industry, the Port of New Orleans and tourism were the bellwethers of the local economy. The local economy has diversified, although oil, shipping and tourism remain important sectors of the economy. Government is a large employer in Orleans Parish due to substantial presence of U.S. Navy installations and other military operations. In addition, shipbuilding had been important to the economy of New Orleans. Service jobs represent the largest employment sector in both Jefferson and Orleans Parish. Currently, Jefferson Parish’s population base exceeds that of New Orleans’. The 2006 median household income in Jefferson and Orleans Parishes was $40,713 and $31,257, respectively, compared to $51,546 for the entire United States. Population in Jefferson Parish decreased by 3.8% from 2000 through 2006, but is projected to increase by 2.7% through 2011, compared to the projected 1.3% increase for the United States as a whole. Credible population projections cannot be made given the lack of reliable data and the significant uncertainties that remain regarding the future of the City of New Orleans. In the aftermath of Hurricane Katrina and Hurricane Rita, which hit southwestern Louisiana and the Gulf coast of Texas in September 2005, Jefferson Parish has become the retail hub for the rebuilding effort in southern Louisiana.

We face significant competition in originating loans and attracting deposits. This competition stems primarily from commercial banks, other savings banks and savings associations and mortgage-banking companies. Within our market area, more than 50 other banks, savings institutions and credit unions are operating. Many of the financial service providers operating in our market area are significantly larger, and have greater financial resources, than us. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds, mutual funds and from other non-depository financial institutions such as brokerage firms and insurance companies.

Lending Activities

General. At December 31, 2006, our net loan portfolio totaled $89.3 million or 40.6% of total assets. Historically, our principal lending activity has been the origination of loans collateralized by one- to four-family, also known as “single-family,” residential real estate loans located in our market area. We have increased our emphasis on originating multi-family (over four units) residential, commercial real estate and land loans in recent years. We also originate consumer loans, consisting primarily of home equity loans and lines of credit and student loans, and other loans.

The types of loans that we may originate are subject to federal and state law and regulations. Interest rates charged by us on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

In the aftermath of Hurricane Katrina, Bank of New Orleans, consistent with requests by the State of Louisiana and industry practice in metropolitan New Orleans, voluntarily curtailed all payment obligations on outstanding loans through November 30, 2005. Interest continued to accrue on loans at the contractual rate. During that period, the bank attempted to contact all of its borrowers and requested that they either bring their loans current or contact the bank and restructure their loans by re-amortizing the loan over the then remaining term, with all other loan terms, including interest rate, remaining the same. Most of the bank’s borrowers brought their loans current by making their September, October and November 2005 payments but approximately 140 of the bank’s borrowers took advantage of this offer and modified their loans, which had an aggregate outstanding balance of approximately $11.5 million, by having the accrued and unpaid interest, which amounted to an aggregate of $168,000, added to the loan balance and re-amortized over the remaining contractual term. By the end of the first half of 2006, substantially all of the bank’s loans as of August 29, 2005 had been repaid, brought current or modified.

Loan Portfolio Composition. The following table shows the composition of our loan portfolio by type of loan at the dates indicated.

	December 31,
	2006		2005		2004		2003		2002
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Real estate loans:
One- to four-family residential	$45,594	49.6%	$44,178	46.3%	$46,550	53.5%	$46,055	64.7%	$46,954	68.5%
Multi-family residential, commercial real estate and land loans	33,995	37.0	34,909	36.5	23,672	27.2	11,127	15.7	9,272	13.5

Total real estate loans	79,589	86.6	79,087	82.8	70,222	80.7	57,182	80.4	56,226	82.0

Consumer and other loans:
Student loans	2,654	2.9	5,682	5.9	5,381	6.2	3,295	4.6	2,870	4.2
Loans secured by deposits	520	0.6	428	0.4	386	0.4	469	0.7	520	0.8
Home equity loans and lines of credit	8,514	9.3	9,164	9.6	9,679	11.1	8,942	12.6	8,025	11.7
Other	671	0.6	1,189	1.3	1,388	1.6	1,243	1.7	864	1.3

Total consumer loans	12,359	13.4	16,463	17.2	16,834	19.3	13,949	19.6	12,279	18.0

Total loans	$91,948	100.0%	$95,550	100.0%	$87,056	100.0%	$71,131	100.0%	$68,505	100.0%

Less:
Deferred loan fees	390		341		277		256		211

Allowance for loan losses	2,292		2,760		515		491		515

Net loans	$89,266		$92,449		$86,264		$70,384		$67,779

Contractual Terms to Final Maturities. The following table shows the scheduled contractual maturities of our loans as of December 31, 2006, before giving effect to net items. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

	One- to Four-Family Residential	Multi-family Residential, Commercial Real Estate and Land Loans	Consumer and Other	Total
	(In Thousands)
Amounts due after December 31, 2006 in:
One year or less	$1,474	$1,012	$777	$3,263
After one year through two years	184	569	335	1,088
After two years through three years	755	609	570	1,934
After three years through five years	1,009	873	844	2,726
After five years through ten years	14,122	13,434	8,029	35,585
After ten years through 15 years	13,363	14,708	1,673	29,744
After 15 years	14,687	2,790	131	17,608

Total	$45,594	$33,995	$12,359	$91,948

The following table shows the dollar amount of our loans at December 31, 2006 due after December 31, 2007 as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

	Fixed-Rate	Floating or Adjustable-Rate	Total
	(In Thousands)
One- to four-family residential	$44,035	$1,559	$45,594
Multi-family residential, commercial real estate and land loans	33,171	824	33,995
Consumer and other	4,527	7,832	12,359

Total	$81,733	$10,215	$91,948

Loan Originations. Our lending activities are subject to underwriting standards and loan origination procedures established by our board of directors and management. Loan originations are obtained through a variety of sources, primarily existing customers as well as new customers obtained from referrals and local advertising and promotional efforts. Single-family residential mortgage loan applications and consumer loan applications are taken at any Bank of New Orleans’ branch office. Applications for other loans typically are taken personally by our commercial loan officer or consumer loan officer, although they may be received by a branch office initially and then referred to our commercial loan officer or consumer loan officer. All loan applications are processed and underwritten centrally at our main office.

Our single-family residential mortgage loans are written on standardized documents used by the Federal Home Loan Mortgage Corporation (“FHLMC” or “Freddie Mac”) and Federal National Mortgage Association (“FNMA” or “Fannie Mae”). We also utilize an automated loan processing and underwriting software system for our new single-family residential mortgage loans. Property valuations of loans secured by real estate are undertaken by an independent third-party appraiser approved by our board of directors.

In addition to originating loans, we occasionally purchase participation interests in larger balance loans, typically commercial real estate and multi-family residential mortgage loans and construction loans, from other financial institutions in our market area or other markets in Louisiana. Such participations are reviewed for compliance with our underwriting criteria before they are purchased. Generally, we have purchased such loans without any recourse to the seller. However, we actively monitor the performance of such loans through the receipt of regular reports from the lead lender regarding the loan’s performance, physically inspecting the loan security property on a periodic basis, discussing the loan with the lead lender on a regular basis and receiving copies of updated financial statements from the borrower. From January 1, 2004 through December 31, 2006, we purchased four loan participation interests from other institutions. At December 31, 2006, the outstanding balance of such participation interests to Bank of New Orleans was approximately $900,000 and all were current and performing in accordance with their terms. Bank of New Orleans’ largest potential exposure on a purchased participation interest at December 31, 2006 was a commitment of up to $1.0 million for a $170.0 million construction loan for the development of a mixed use urban village in Baton Rouge, Louisiana. However, in January 2007, we purchased a $3.0 million participation interest in a loan for the construction of a professional office park located in Lafayette, Louisiana. Subsequent to the conversion, we expect to consider increasing our purchases of loans and loan participation interests, including purchases outside of our market area.

In addition, Bank of New Orleans also occasionally sells participation interests in loans it originates. From January 1, 2004 through December 31, 2006, we sold loan participations interests aggregating $4.5 million with respect to four loans. We generally have sold participation interests in loans only when a loan would exceed our loans-to-one borrower limits. Our loans-to-one borrower limit, with certain exceptions, generally is 15% of our unimpaired capital and surplus or $4.7 million at December 31, 2006. The conversion and net proceeds received in the offering will increase our loans-to-one borrower limit and will permit us to originate and retain for our portfolio larger balance loans. We expect to take advantage of the increased limit in order to originate larger loans consistent with our current practices and procedures. At December 31, 2006, our five largest loans to one borrower and related entities amounted to $4.0 million, $3.2 million, $3.0 million, $3.0 million and $2.6 million, respectively, and all of such loans were performing in accordance with their terms.

The following table shows our total loans originated, purchased, sold and repaid during the periods indicated.

	Year Ended December 31,
	2006	2005	2004
	(In thousands)
Loan originations:
One- to four-family residential	$15,479	$16,221	$17,491
Multi-family residential, commercial real estate and land loans	7,777	21,300	15,190
Consumer and other	3,305	4,594	6,936

Total loan originations	26,561	42,115	39,617

Loans purchased	408	—	515

Loans sold	(4,784)	(6,432)	(8,234)
Loan principal repayments	(22,315)	(23,004)	(16,259)

Total loans sold and principal repayments	(27,099)	(29,436)	(24,493)

Increase or (decrease) due to other items, net(1)	(3,472)	(4,185)	286

Net increase (decrease) in total loans	$(3,602)	$8,494	$15,925

(1)	Other items consist of deferred fees and the allowance for loan losses.

One-to Four-Family Residential Mortgage Lending. One of our primary lending activities continues to be the origination of loans secured by first mortgages on one- to four-family residences in our market area. At December 31, 2006, $45.6 million of our total loan portfolio consisted of single-family residential mortgage loans. While the aggregate amount of our single-family residential mortgage loans has remained relatively consistent over the past five years, as a result of our increased emphasis on multi-family residential, commercial real estate and land loans, our single-family residential real estate loans as a percentage of total loans have decreased from 68.5% at December 31, 2002 to 49.6% at December 31, 2006.

Our single-family residential mortgage loans generally are underwritten on terms and documentation conforming with guidelines issued by Freddie Mac and Fannie Mae. Applications for one-to four-family residential mortgage loans are accepted at any of our banking offices and are then referred to the Residential Lending Department at our main office in order to process the loan, which consists primarily of obtaining all documents required by Freddie Mac and Fannie Mae underwriting standards, and complete the underwriting, which includes making a determination whether the loan meets our underwriting standards such that the bank can extend a loan commitment to the customer. We generally have retained for portfolio a substantial portion of the single-family residential mortgage loans that we originate. We currently originate fixed-rate, fully amortizing mortgage loans with maturities of 10, 15, 20 or 30 years. We also offer adjustable rate mortgage (“ARM”) loans where the interest rate either adjusts on an annual basis or is fixed for the initial three or five years and then adjusts annually. However, due to local market conditions, we have not originated a significant amount of ARM loans in recent years. At December 31, 2006, only $1.6 million, or 3.4%, of our one- to four-family residential loan portfolio consisted of ARM loans.

We underwrite one- to four-family residential mortgage loans with loan-to-value ratios of up to 90%, provided that the borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. We also require that title insurance, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans. We require that a licensed appraiser from our list of approved appraisers perform and submit to us an appraisal on all properties securing one- to four-family first mortgage loans. Our mortgage loans generally include due-on-sale clauses which provide us with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property. Due-on-sale clauses are an important means of adjusting the yields of fixed-rate mortgage loans in portfolio and we generally exercise our rights under these clauses.

Following the conversion and offering we intend to increase our originations of single-family residential mortgage loans in our current market area as well as contiguous markets to be west and north of Lake Ponchartrain. We also expect to hire several additional retail loan officers to assist us in these efforts in the three years following the conversion. We expect that such new retail loan officers will be based in new banking offices that we hope to establish in contiguous market areas as we expand our branch office network.

Multi-Family Residential, Commercial Real Estate and Land Loans. At December 31, 2006, our multi-family residential, commercial real estate and land loans amounted to $34.0 million or 37.0% of our total loan portfolio. Our multi-family residential, commercial real estate and land loans decreased by $914,000, or 2.6%, from December 31, 2005 to December 31, 2006. Such decrease primarily reflects the after-effects of Hurricane Katrina and the large volume of loan repayments coupled with a sharp decline in new loan originations in the months after the storm. We began to increase our emphasis on multi-family residential, commercial real estate and land loans in 2002. This segment of our portfolio has grown from $9.3 million or 13.5% of the portfolio at December 31, 2002 to $34.0 million or 37.0% of the portfolio at December 31, 2006. We hired an experienced commercial loan officer in 2002, who continues with us as the Commercial Loan Manager. Our President and Chief Executive Officer also actively solicits new commercial loan opportunities. In the three-year period following completion of the conversion, we plan to hire several additional loan officers to assist us in our efforts in continuing to grow our multi-family residential, commercial real estate and land loans. Given the consolidation in the local banking industry, coupled with the benefits we will be able to offer as a stock form institution, we hope to be able to attract and retain additional commercial loan officers.

Our commercial real estate and residential multi-family real estate loan portfolio consists primarily of loans secured by office buildings, retail and industrial use buildings, strip shopping centers, residential properties with five or more units and other properties used for commercial and multi-family purposes located in our market area. Our multi-family residential real estate loans tend to be originated in an amount less than $2.0 million but will occasionally exceed that amount. At December 31, 2006, the average multi-family residential, commercial real estate and land loan size was $453,000. The five largest loans outstanding were $3.1 million, $3.0 million, $3.0 million, $2.5 million and $2.5 million, and all of such loans were performing in accordance with all their terms.

Although terms for multi-family residential, commercial real estate and land loans vary, our underwriting standards generally allow for terms up to 15 years with monthly amortization over the life of the loan and loan-to-value ratios of not more than 80%. Interest rates are either fixed or, on occasion, adjustable, based upon designated market indices such as the prime rate or LIBOR, and fees of up to 2.0% are charged to the borrower at the origination of the loan. In light of local market demands, substantially all of our multi-family residential, commercial real estate and land loans originated in recent years have been fixed-rate loans with terms to maturity of 10 to 15 years. However, the actual lives of such loans generally are less due to prepayments and re-financings. In originating multi-family residential, commercial real estate and land loans we estimate what we expect will be the actual life of the loan to maturity and generally seek to originate loans which we expect will have an average maturity of 6-7 years. Generally, we obtain personal guarantees of the principals as additional collateral for multi-family residential, commercial real estate and land loans.

Multi-family residential, commercial real estate and land lending involves different risks than single-family residential lending. These risks include larger loans to individual borrowers and loan payments that are dependent upon the successful operation of the project or the borrower’s business. These risks can be affected by supply and demand conditions in the project’s market area of rental housing units, office and retail space, warehouses, and other commercial space. We attempt to minimize these risks for loans we originate by limiting loans to businesses with existing operating performance which can be analyzed or to borrowers with whom we are familiar and who have historical results that we can analyze. We also use conservative debt coverage ratios in our underwriting, and periodically monitoring the operation of the business or project and the physical condition of the property. At December 31, 2006, none of our multi-family residential, commercial real estate and land loans were either delinquent for more than 30 days or considered non-performing and we have had no charge-offs of multi-family residential, commercial real estate and land loans for more than the past five years.

Various aspects of multi-family residential and commercial real estate loan transactions are evaluated in an effort to mitigate the additional risk in these types of loans. In our underwriting procedures, consideration is given to the stability of the property’s cash flow history, future operating projections, current and projected occupancy levels, location and physical condition. Generally, we impose a debt service ratio (the ratio of net cash flows from operations before the payment of debt service to debt service) of not less than 125% in the case of multi-family residential, commercial real estate and land loans. We also evaluate the credit and financial condition of the borrower, and if applicable, the guarantor. Appraisal reports prepared by independent appraisers are obtained on each loan to substantiate the property’s market value, and are reviewed by us prior to the closing of the loan.

Our multi-family residential, commercial real estate and land loans include loans for the construction of multi-family residential and commercial real estate. We typically originate such loans on a construction/permanent basis where the initial phase of the loan, generally 12 to 24 months, consists of construction (with interest only payments on the loan) and, upon completion of construction, the loan automatically converts to a permanent amortizing loan. At December 31, 2006, our portfolio of multi-family residential, commercial real estate and land loans included an aggregate of $400,000 of loans in the construction phase with additional commitments of up to $2.1 million on such loans. Given the rebuilding efforts in metropolitan New Orleans, we expect to originate even more construction loans in future periods.

Construction financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated costs, including interest, of construction and other assumptions. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value less than the loan amount. We have attempted to minimize these risks by generally concentrating on loans in our market area to borrowers who have established reputations and/or with whom we have established relationships.

Consumer Lending Activities. In our efforts to provide a full range of financial services to our customers, we offer various types of consumer loans. Our consumer loans amounted to $12.4 million or 13.4% of our total loan portfolio at December 31, 2006. The largest components of our consumer loans are home equity loans and lines of credit, which amounted to $8.5 million at December 31, 2006, and student loans, which totaled $2.7 million at such date. Our consumer loans also include loans secured by deposit accounts, automobile loans and unsecured personal loans. We also offer reverse mortgages on an agency basis where the loan is committed to be, and is sold, upon origination. Consumer loans are originated primarily through existing and walk-in customers and direct advertising.

Our home equity loans and lines of credit are secured by the borrower’s primary residence. However, our security generally consists of a second lien on the property. Our lending policy provides that our home equity loans and lines of credit have loan-to-value ratios, when combined with any first mortgage, of 90% or less, although the preponderance of our home equity loans and lines of credit have combined loan-to-value ratios of 80% or less. We offer home equity lines on a revolving line of credit basis, with interest tied to the prime rate. At December 31, 2006, the unused portion of our home equity lines of credit was $4.9 million.

Consumer loans generally have higher interest rates and shorter terms than residential loans, however, they have additional credit risk due to the type of collateral securing the loan or in some cases the absence of collateral. In the year ended December 31, 2006, we charged-off $2,000 of consumer loans.

Loan Approval Procedures and Authority. Our Board of Directors establishes the bank’s lending policies and procedures. Our Lending Policy Manual is reviewed on at least an annual basis by our management team in order to propose modifications as a result of market conditions, regulatory changes and other factors. All modifications must be approved by our Board of Directors.

Various officers or combinations of officers of Bank of New Orleans have the authority within specifically identified limits to approve new loans. The maximum loan amount that may be approved by an individual officer is $500,000. Our Commercial Lending Committee (comprised of our President, Commercial Loan Manager and two outside directors) has authority to approve multi-family residential, commercial real estate and land loans in amounts up to $750,000. Our Loan Committee (comprised of our President, Residential Loan Manager and Consumer Loan Manager) has authority to approve single-family residential mortgage loans which conform to Fannie Mae or Freddie

Mac guidelines and consumer loans up to $100,000. All other loans must be approved by the Board of Directors of Bank of New Orleans.

Asset Quality

General. One of our key objectives has been, and continues to be, maintaining a high level of asset quality. In addition to maintaining credit standards for new originations which we believe are sound, we are proactive in our loan monitoring, collection and workout processes in dealing with delinquent or problem loans.

When a borrower fails to make a scheduled payment, we attempt to cure the deficiency by making personal contact with the borrower. Initial contacts are generally made within 10 to 15 days after the date the payment is due. In most cases, deficiencies are promptly resolved. If the delinquency continues, late charges are assessed and additional efforts are made to collect the deficiency. All loans with an outstanding balance of more than $100,000 which are delinquent 30 days or more are reported to the Board of Directors of Bank of New Orleans.

On loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases (“non-accrual” loans). It is our policy, with certain limited exceptions, to discontinue accruing additional interest and reverse any interest accrued on any loan which is 90 days or more past due. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to his/her ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower’s financial condition and payment record demonstrate an ability to service the debt.

Real estate which is acquired as a result of foreclosure is classified as real estate owned until sold. Real estate owned is recorded at the lower of cost or fair value less estimated selling costs. Costs associated with acquiring and improving a foreclosed property are usually capitalized to the extent that the carrying value does not exceed fair value less estimated selling costs. Holding costs are charged to expense. Gains and losses on the sale of real estate owned are charged to operations, as incurred.

We account for our impaired loans under generally accepted accounting principles. An impaired loan generally is one for which it is probable, based on current information, that the lender will not collect all the amounts due under the contractual terms of the loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Loans collectively evaluated for impairment include smaller balance commercial real estate loans, residential real estate loans and consumer loans. These loans are evaluated as a group because they have similar characteristics and performance experience. Larger multi-family residential, commercial real estate and construction loans are individually evaluated for impairment. As of December 31, 2006 and 2005, our impaired loans amounted to $728,000 and $4.2 million, respectively.

Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets. We have incorporated an internal asset classification system, substantially consistent with Federal banking regulations, as a part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” We typically have not classified assets as “doubtful,” but have been more aggressive in classifying assets as “loss.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated “special mention.”

When an insured institution classifies one or more assets, or portions thereof, as “substandard” or “doubtful,” it is required that a general valuation allowance for loan losses be established for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A savings institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by Federal bank regulators which can order the establishment of additional general or specific loss allowances. The Federal banking agencies, have adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Our management believes that, based on information currently available, its allowance for loan losses is maintained at a level which covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. However, actual losses are dependent upon future events and, as such, further additions to the level of allowances for loan losses may become necessary.

We review and classify assets on a monthly basis and the Board of Directors is provided with monthly reports on our classified assets. We classify assets in accordance with the management guidelines described above. At December 31, 2006 and 2005, we had $37,000 and $3.3 million, respectively, in assets classified as “substandard.” We had no assets classified as doubtful or loss at either date. We also had no assets designated as “special mention” at December 31, 2006 or 2005.

Delinquent Loans. The following table shows the delinquencies in our loan portfolio as of the dates indicated.

	December 31, 2006				December 31, 2005
	30-89 Days Overdue		90 or More Days Overdue		30-89 Days Overdue		90 or More Days Overdue
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in Thousands)
One- to four-family residential	5	$124	—	$—	199	$14,530	42	$1,522
Multi-family residential, commercial real estate and land loans	—	—	—	—	34	7,804	7	660
Consumer and other	2	2	—	—	13	103	14	193

Total delinquent loans	7	$126	—	$—	246	$22,437	63	$2,375

Delinquent loans to total net loans		0.14%		—%		24.27%		2.57%

Delinquent loans to total loans		0.14%		—%		23.48%		2.49%

Non-Performing Loans and Real Estate Owned. The following table sets forth information regarding our non-performing loans and real estate owned. Our general policy is to cease accruing interest on loans which are 90 days or more past due and to charge-off all accrued interest.

For the years ended December 31, 2006 and 2005, the amount of additional interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $20,000 and $54,000, respectively.

The following table shows the amounts of our non-performing assets (defined as non-accruing loans, accruing loans 90 days or more past due and real estate owned) at the dates indicated.

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in Thousands)
Non-accruing loans:
One- to four-family residential	$173	$1,151	$115	$81	$654
Multi-family residential, commercial real estate and land loans	—	—	—	—	—
Consumer and other	11	8	4	—	35

Total non-accruing loans	184	1,159	119	81	689

Accruing loans 90 days or more past due:
One- to four-family residential	—	1,522	—	—	—
Multi-family residential, commercial real estate and land loans	—	660	—	—	—
Consumer and other	—	193	—	—	—

Total accruing loans 90 days or more past due	—	2,375	—	—	—

Total non-performing loans(1)	184	3,534	119	81	689

Real estate owned, net	—	—	—	32	—

Total non-performing assets	$184	$3,534	$119	$113	$689

Total non-performing loans as a percentage of loans, net	0.21%	3.82%	0.14%	0.12%	1.02%

Total non-performing loans as a percentage of total assets	0.08%	1.47%	0.05%	0.03%	0.31%

Total non-performing assets as a percentage of total assets	0.08%	1.47%	0.05%	0.05%	0.31%

(1)	Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses. We maintain the allowance at a level believed, to the best of management’s knowledge, to cover all known and inherent losses in the portfolio that are both probable and reasonable to estimate at each reporting date. Management reviews the allowance for loan losses on no less than a quarterly basis in order to identify those inherent losses and to assess the overall collection probability for the loan portfolio. Our evaluation process includes, among other things, an analysis of delinquency trends, non-performing loan trends, the level of charge-offs and recoveries, prior loss experience, total loans outstanding, the volume of loan originations, the type, size and geographic concentration of our loans, the value of collateral securing the loan, the borrower’s ability to repay and repayment performance, the number of loans requiring heightened management oversight, local economic conditions and industry experience. Such risk ratings are periodically reviewed by management and revised as deemed appropriate. The establishment of the allowance for loan losses is significantly affected by management judgment and uncertainties and there is a likelihood that different amounts would be reported under different conditions or assumptions. Various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require it to make additional provisions for estimated loan losses based upon judgments different from those of management.

We made a provision for loan losses of $2.2 million in the year ended December 31, 2005. Substantially all of this amount was recorded in the fourth quarter of 2005 in light of the unprecedented damage caused by Hurricane Katrina based on management’s assessment, based on the information available at the time, on the estimated inherent level of losses in our loan portfolio. Given the significant uncertainties regarding the performance of the loan portfolio, $1.2 million of the provision was applied to the general allowance for loan losses and was not allocated to any identified type or class of loans. In the year ended December 31, 2006, we recorded a $458,000 recovery to our allowance for loan losses. This recovery was due to loans on which we had made a provision in 2005 which were repaid in full in 2006, in most cases upon the receipt of insurance proceeds. Because significant uncertainties remain regarding the ultimate performance of our loan portfolio after Hurricane Katrina, such as the full economic recovery of greater New Orleans, it is unclear whether additional losses may become apparent in the future. The recovery process is continuing and is expected to be lengthy and management will continue to review the allowance for loan losses and make additional provisions or recoveries as required.

In the five-year period ended December 31, 2006, our loan charge-offs have been minimal and, in the aggregate, amounted to $65,000.

We will continue to monitor and modify our allowances for loan losses as conditions dictate. No assurances can be given that our level of allowance for loan losses will cover all of the inherent losses on our loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

The following table shows changes in our allowance for loan losses during the periods presented.

	At or For the Year Ended December 31,
	2006	2005	2004	2003	2002
Total loans outstanding at end of period	$91,948	$95,550	$87,056	$71,131	$68,505
Average loans outstanding
Allowance for loan losses, beginning of period	2,760	515	491	515	509
Provision (recovery) for loan losses	(458)	2,250	16	(28)	1
Charge-offs:
One- to four-family residential	7	4	2	23	—
Multi-family residential, commercial real estate and land loans	—	—	—	—	—
Consumer and other	4	5	—	—	20

Total charge-offs	11	9	2	23	20

Recoveries on loans previously charged off	1	4	10	27	25

Allowance for loan losses, end of period	$2,292	$2,760	$515	$491	$515

Allowance for loan losses as a percent of non-performing loans	1,245.65%	78.10%	432.77%	606.17%	74.75%

Allowance for loan losses as a percent of total loans	2.49%	2.89%	0.59%	0.69%	0.75%
Ratio of net charge-offs during the period to average loans outstanding during the period	—%	—%	—%	—%	—%

The following table shows how our allowance for loan losses is allocated by type of loan at each of the dates indicated.

	December 31,
	2006		2005		2004		2003		2002
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in Thousands)
One-to four-family residential	$729	49.6%	$1,113	46.3%	$126	53.5%	$102	64.7%	$142	68.5%
Multi-family residential, commercial real estate and land loans	34	37.0	66	36.5	23	27.2	47	15.7	42	13.5
Consumer and other	29	13.4	81	17.2	66	19.3	42	19.6	31	18.0
Unallocated	1,500	—	1,500	—	300	—	300	—	300	—

Total	$2,292	100.0%	$2,760	100.0%	$515	100.0%	$491	100.0%	$515	100.0%

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Investment Activities

General. We invest in securities pursuant to our Investment Policy, which has been approved by our board of directors. The Board’s ALCO/Investment Committee monitors our investment activity and ensures that the bank’s investments are consistent with the Investment Policy. The Board of Directors of Bank of New Orleans reviews all investment activity on a monthly basis.

Our investment policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate and credit risk, to complement our lending activities and to provide and maintain liquidity. On occasion, we also have used a leveraged investment strategy for the purpose of enhancing returns. Pursuant to this strategy, we have utilized borrowings from the Federal Home Loan Bank of Dallas (“FHLB”) to purchase additional investment securities. We attempt to match the advances with the securities purchased in order to obtain a favorable difference, or “spread,” between the interest paid on the advance against the yield received on the security purchased.

At December 31, 2006, our investment and mortgage-backed securities amounted to $117.0 million in the aggregate or 53.2% of total assets at such date. The largest component of our securities portfolio in recent periods has been mortgage-backed securities, which amounted to $91.6 million or 78.3% of the securities portfolio at December 31, 2006. In addition, we invest in U.S. government and agency obligations, municipal securities, corporate debt obligations and other securities. Our agency debt securities often have call provisions which provide the agency with the ability to call the securities at specified dates.

At December 31, 2006, we had an aggregate of $1.6 million in gross unrealized losses on our investment and mortgage-backed securities portfolio. Such unrealized losses reflect a decline in market value of securities as a result of changes in market rates of interest. Because the decline in market value is not attributable to credit quality and because we have the ability and intent to hold these investments until a recovery of fair value occurs, which may be at maturity, we did not consider these investments to be other-than-temporarily impaired.

Pursuant to SFAS No. 115, our securities are classified as available for sale, held to maturity, or trading, at the time of acquisition. Securities classified as held to maturity must be purchased with the intent and ability to hold that security until its final maturity, and can be sold prior to maturity only under rare circumstances. Held to maturity securities are accounted for based upon the historical cost of the security. Available for sale securities can be sold at any time based upon needs or market conditions. Available for sale securities are accounted for at fair value, with unrealized gains and losses on these securities, net of income tax provisions, reflected in retained earnings as accumulated other comprehensive income. At December 31, 2006, we had $55.7 million of securities classified as available for sale, $61.3 million of securities classified as held to maturity and no securities classified as trading account. During the year ended December 31, 2006, we sold an aggregate of $5.9 million of available for sale securities at a loss of $92,000. Such securities were sold in order to reinvest the proceeds in higher yielding securities.

We do not purchase mortgage-backed derivative instruments that would be characterized “high-risk” under Federal banking regulations at the time of purchase, nor do we purchase corporate obligations which are not rated investment grade or better.

Our mortgage-backed securities consist primarily of mortgage pass-through certificates issued by the Government National Mortgage Association (“GNMA” or “Ginnie Mae”), Fannie Mae or Freddie Mac. Our mortgage-backed securities also include collateralized mortgage obligations (“CMOs”) issued by such agencies. At December 31, 2006, $148,000 of our mortgage-backed securities were CMOs. At such date, all of our mortgage-backed securities were issued by the GNMA, FNMA or FHLMC and we held no mortgage-backed securities from private issuers.

Investments in mortgage-backed securities involve a risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Veterans Administration. The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government. Freddie Mac is a private corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government, but because Freddie Mac and Fannie Mae are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks.

Collateralized mortgage obligations are typically issued by a special-purpose entity, in our case, by government agencies, which may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. Substantially all of the collateralized mortgage obligations held in our portfolio consist of senior sequential tranches. By purchasing senior sequential tranches, management attempts to ensure the cash flow associated with such an investment.

The following table sets forth certain information relating to our investment and mortgage-backed securities portfolios at the dates indicated.

	December 31,
	2006		2005		2004
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In Thousands)
Securities Available-for-Sale:
Mortgage-backed securities	$34,832	$34,015	$44,702	$43,568	$58,074	$58,030
U.S. government and agency obligations	21,682	21,676	19,839	19,753	20,882	21,041
Municipal obligations	—	—	—	—	—	—

Total Securities AFS	56,514	55,691	64,541	63,321	78,956	79,071

Securities Held to Maturity:
Mortgage-backed securities	57,545	57,130	55,243	54,875	53,068	53,947
U.S. government and agency obligations	298	298	503	506	1,250	1,257
Municipal obligations	3,446	3,555	3,443	3,578	3,439	3,684

Total Securities HTM	61,289	60,983	59,189	58,959	57,757	58,888

FHLB stock	2,202	2,202	2,808	2,808	3,398	3,398

Total Mortgage-Backed and Investment Securities and FHLB stock	$120,005	$118,876	$126,538	$125,088	$140,111	$141,357

The following table sets forth the amount of investment and mortgage-backed securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at December 31, 2006. No tax-exempt yields have been adjusted to a tax-equivalent basis.

	Amounts at December 31, 2006 Which Mature In
	One Year or Less	After One to Five Years	After Five to 10 Years	Over 10 Years	Total
	(Dollars in Thousands)
Available-for-Sale:
Mortgage-backed securities	$—	$4,183	$20,860	$8,972	$34,015
U.S. government and agency obligations	—	19,780	1,896	—	21,676
Municipal obligations	—	—	—	—	—

Total	—	23,963	22,756	8,972	55,691

Weighted Average Yield	—%	4.67%	4.11%	5.02%	4.50%

Held to Maturity:

Mortgage-backed securities	12	241	11,327	45,965	57,545
U.S. government and agency obligations	—	—	298	—	298
Municipal obligations	—	2,529	917	—	3,446

Total	12	2,770	12,542	45,965	61,289

Weighted Average Yield	6.99%	4.62%	4.91%	5.10%	5.04%

Total Mortgage-Backed and Investment Securities:

Mortgage-backed securities	12	4,424	32,187	54,937	91,560
U.S. government and agency obligations	—	19,780	2,194	—	21,974
Municipal obligations	—	2,529	917	—	3,446

Total	$12	$26,733	$35,298	$54,937	$116,980

Weighted Average Yield	6.99%	4.66%	4.39%	5.09%	4.78%

The following table sets forth the composition of our mortgage-backed securities portfolio at each of the dates indicated.

	December 31,
	2006	2005	2004
	(In Thousands)
Fixed-rate:
Available for sale	$34,015	$43,568	$58,030
Held to maturity	43,378	40,031	34,923

Total fixed-rate	79,393	83,599	92,953

Adjustable-rate:
Available for sale	—	—	—
Held to maturity	12,167	15,212	18,144

Total adjustable-rate	12,167	15,212	18,144

Total mortgage-backed securities	$91,560	$98,811	$111,097

Information regarding the contractual maturities and weighted average yield of our mortgage-backed securities portfolio at December 31, 2006 is presented below. Due to repayments of the underlying loans, the actual maturities of mortgage-backed securities generally are substantially less than the scheduled maturities.

	Amounts at December 31, 2006 Which Mature in
	One Year or Less	Weighted Average Yield	After One to Five Years	Weighted Average Yield	After Five to Ten Years	Weighted Average Yield	Over 10 years	Weighted Average Yield
	(Dollars in Thousands)
Fixed-rate:
Available for sale	$—	—%	$4,183	3.47%	$20,860	4.00%	$8,972	5.02%
Held to maturity	12	6.99	241	7.35	11,254	4.90	33,872	5.35

Total fixed-rate	12	6.99	4,424	3.68	32,114	4.32	42,844	5.28

Adjustable-rate:
Available for sale	—		—		—		—
Held to maturity	—		—		73	6.75	12,093	4.40

Total adjustable-rate	—		—		73	6.75	12,093	4.40

Total	$12	6.99%	$4,424	3.68%	$32,187	4.33%	$54,937	5.09%

Sources of Funds

General. Deposits, loan repayments and prepayments, proceeds from sales of loans, cash flows generated from operations and Federal Home Loan Bank advances are the primary sources of our funds for use in lending, investing and for other general purposes.

Deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposits consist of checking, both interest-bearing and non-interest-bearing, money market, savings and certificate of deposit accounts. At December 31, 2006, 35.3% of the funds deposited with Bank of New Orleans were in core deposits, which are deposits other than certificates of deposit.

The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. Our deposits are obtained predominantly from the areas where our branch offices are located. We have historically relied primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect our ability to attract and retain deposits.

Bank of New Orleans uses traditional means of advertising its deposit products, including broadcast and print media and we generally do not solicit deposits from outside our market area. In recent years, we have emphasized the origination of core deposits.

We do not actively solicit certificate accounts in excess of $100,000, as “jumbo CD’s,” or use broker to obtain deposits. At December 31, 2006, our jumbo CD’s amounted to $17.5 million, of which $12.8 million are scheduled to mature within twelve months. At December 31, 2006, the weighted average remaining maturity of our certificate of deposit accounts was 12 months.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit, as of the dates indicated.

	December 31,
	2006		2005		2004
	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)
Certificate accounts:
1.00% - 1.99%	$2,749	1.8%	$2,164	1.4%	$34,916	24.8%
2.00% - 2.99%	3,989	2.7	43,810	27.9	36,151	25.7
3.00% - 3.99%	44,671	29.7	33,442	21.3	12,738	9.0
4.00% - 4.99%	31,827	21.2	12,985	8.3	7,358	5.2
5.00% - 5.99%	14,074	9.4	1,607	1.0	2,668	1.9
6.00% - 6.99%	—	—	—	—	1,599	1.1
7.00% or more	—	—	—	—	60	—

Total certificate accounts	97,310	64.7	94,008	59.8	95,490	67.8

Transaction accounts:
Passbook	21,177	14.1	24,250	15.4	20,359	14.5
Checking:
Interest bearing	21,462	14.3	27,102	17.2	16,242	11.5
Non-interest bearing	4,095	2.7	4,786	3.0	1,743	1.2
Money market	6,291	4.2	7,099	4.5	6,981	5.0

Total transaction accounts	53,025	35.3	63,237	40.2	45,325	32.2

Total deposits	$150,335	100.00%	$157,245	100.00%	$140,815	100.00%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	Year Ended December 31,
	2006			2005			2004
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in Thousands)
Passbook Savings Account	$23,588	$119	0.50%	$21,261	$104	0.49%	$20,668	$104	0.50%
Checking	25,043	69	0.28	19,173	50	0.26	16,329	44	0.27
Money market	6,824	39	0.57	6,658	36	0.54	7,506	41	0.55
Certificates of deposit	95,595	3,349	3.50	94,149	2,635	2.80	97,939	2,388	2.44

Total interest-bearing deposits	$151,050	$3,576	2.37%	$141,241	$2,825	2.00%	$142,442	$2,577	1.81%

The following table shows our savings flows during the periods indicated.

	Year Ended December 31,
	2006	2005	2004
	(In Thousands)
Beginning balance	$157,245	$140,815	$145,289

Net increase (decrease) before interest credited	(9,458)	14,400	(6,211)
Interest credited	2,548	2,030	1,737

Net increase (decrease) in deposits	(6,910)	16,430	(4,474)

Ending balance	$150,335	$157,245	$140,815

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit at December 31, 2006.

	Balance at December 31, 2006 Maturing in the 12 Months Ending December 31,
Certificates of Deposit	2007	2008	2009	Thereafter	Total
	(In Thousands)
Less than 2.00%	$2,749	$—	$—	$—	$2,749
2.00% - 2.99%	3,944	45	—	—	3,989
3.00% - 3.99%	30,676	9,631	3,321	1,043	44,671
4.00% - 4.99%	17,949	3,816	1,849	8,213	31,827
5.00% - 5.99%	13,580	335	152	7	14,074
6.00% - 6.99%	—	—	—	—	—
7.00% or more	—	—	—	—	—

Total certificate accounts	$68,898	$13,827	$5,322	$9,263	$97,310

The following table shows the maturities of our certificates of deposit of $100,000 or more at December 31, 2006 by time remaining to maturity.

Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in Thousands)
March 31, 2007	$6,309	3.83%
June 30, 2007	2,670	4.43
September 30, 2007	2,029	4.69
December 31, 2007	1,803	4.55
After December 31, 2007	4,730	4.03

Total certificates of deposit with balances of $100,000 or more	$17,541	4.15%

Borrowings. We utilize advances from the Federal Home Loan Bank of Dallas as an alternative to retail deposits to fund its operations as part of its operating strategy. These FHLB advances are collateralized primarily by certain of our mortgage loans and mortgage-backed securities and secondarily by its investment in capital stock of the Federal Home Loan Bank of Dallas. FHLB advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the Federal Home Loan Bank of Dallas will advance to member institutions, including Bank of New Orleans, fluctuates from time to time in accordance with the policies of the Federal Home Loan Bank. At December 31, 2006, we had $35.2 million in outstanding FHLB advances and $116.7 million of additional FHLB advances available. At such date $13.3 million of our FHLB advances mature within one year. Subsequent to the conversion, it is likely that we will increase such limit to permit moderately increased utilization of FHLB advances.

The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Year Ended December 31,
	2006	2005	2004
	(Dollars in Thousands)
FHLB advances:
Average balance outstanding	$43,362	$58,590	$65,398
Maximum amount outstanding at any month-end during the period	49,969	65,491	69,318
Balance outstanding at end of period	35,242	50,313	66,408
Average interest rate during the period	4.05%	3.57%	3.20%
Weighted average interest rate at end of period	4.31%	3.93%	3.39%

At December 31, 2006, $13.3 million of our borrowings were short-term (maturities of one year or less). Such short-term borrowings had a weighted average interest rate of 3.85% at December 31, 2006.

Properties

We currently conduct business from our main office and two full-service banking offices. Our fourth banking office, located on Robert E. Lee Boulevard in New Orleans, remains closed. The following table sets forth the net book value of the land, building and leasehold improvements and certain other information with respect to the our offices at December 31, 2006. We maintain automated teller machines (“ATMs”) at each of our branch offices.

Description/Address	Leased/Owned		Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
				(In Thousands)
Main Office:
1600 Veterans Boulevard Metairie, Louisiana 70005	Owned		n/a	$1,382	$75,606
Branch Offices:
4401 Transcontinental Drive Metairie, Louisiana 70006	Owned	(1)	3/31/2016	247	34,466
5435 Magazine Street New Orleans, Louisiana 70115	Owned		n/a	310	17,834
1522 Robert E. Lee Boulevard New Orleans, Louisiana 70122	Leased		6/30/2009	—	22,429	(2)

Total				$1,939	$150,335

(1)	The branch site is located on three lots. The bank owns two of the lots. The third lot (parking lot) is leased.

(2)	The deposits for the Robert E. Lee office have been temporarily re-assigned to the main office for regulatory reporting purposes as the Robert E. Lee office has been temporarily closed since August 2005 due to flood damage from Hurricane Katrina.

Subsidiaries

Bank of New Orleans has one subsidiary, First Louisiana Mortgage, LLC, a Louisiana limited liability corporation, which has been inactive since its inception.

Employees

At December 31, 2006, we had 57 full-time and one part-time employees, compared to 51 full-time and one part-time and 68 full-time and six part-time, respectively, at December 31, 2005 and 2004. None of such employees are represented by a collective bargaining group, and we believe that its relationship with its employees is excellent.

Legal Proceedings

We are not presently involved in any legal proceedings of a material nature. From time to time, we are a party to legal proceedings incidental to our business to enforce our security interest in collateral pledged to secure loans made by Bank of New Orleans.

REGULATION

Set forth below is a brief description of certain laws relating to the regulation of Louisiana Bancorp and Bank of New Orleans after the proposed conversion. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General

Bank of New Orleans, as a federally chartered savings bank, is subject to federal regulation and oversight by the Office of Thrift Supervision extending to all aspects of its operations. Bank of New Orleans also is subject to regulation and examination by the Federal Deposit Insurance Corporation, which insures the deposits of Bank of New Orleans to the maximum extent permitted by law, and requirements established by the Federal Reserve Board. Federally chartered savings institutions are required to file periodic reports with the Office of Thrift Supervision and are subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

Federal law provides the federal banking regulators, including the Office of Thrift Supervision and Federal Deposit Insurance Corporation, with substantial enforcement powers. The Office of Thrift Supervision’s enforcement authority over all savings institutions and their holding companies includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the Office of Thrift Supervision. Any change in such regulations, whether by the Federal Deposit Insurance Corporation, Office of Thrift Supervision or Congress, could have a material adverse impact on Louisiana Bancorp and Bank of New Orleans and their operations.

Regulation of Louisiana Bancorp, Inc.

Holding Company Acquisitions. Upon completion of the conversion, Louisiana Bancorp will become a savings and loan holding company under the Home Owners’ Loan Act, as amended, and will be required to register with the Office of Thrift Supervision. Federal law generally prohibits a savings and loan holding company, without prior Office of Thrift Supervision approval, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than

25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Office of Thrift Supervision.

The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Holding Company Activities. Louisiana Bancorp will operate as a unitary savings and loan holding company and will be permitted to engage only in the activities permitted for financial holding companies under Federal Reserve Board regulations or for multiple savings and loan holding companies. Multiple savings and loan holding companies are permitted to engage in the following activities: (i) activities permitted for a bank holding company under section 4(c) of the Bank Holding Company Act (unless the Director of the OTS prohibits or limits such 4(c) activities); (ii) furnishing or performing management services for a subsidiary savings association; (iii) conducting any insurance agency or escrow business; (iv) holding, managing, or liquidating assets owned by or acquired from a subsidiary savings association; (v) holding or managing properties used or occupied by a subsidiary savings association; (vi) acting as trustee under deeds of trust; or (vii) activities authorized by regulation as of March 5, 1987, to be engaged in by multiple savings and loan holding companies. Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions, as described below. Bank of New Orleans will be required to notify the Office of Thrift Supervision 30 days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Federal Securities Laws. We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of our common stock to be issued pursuant to the conversion. In connection with the conversion, we intend to register our common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. We will then be subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934. Pursuant to Office of Thrift Supervision regulations and the plan of conversion, we have agreed to maintain such registration for a minimum of three years following the reorganization.

The Sarbanes-Oxley Act of 2002. As a public company, Louisiana Bancorp will be subject to the Sarbanes-Oxley Act of 2002, which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act’s principal legislation and the derivative regulation and rule-making promulgated by the SEC includes:

•	the creation of an independent accounting oversight board;

•	auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer certify financial statements;

•

a requirement that companies establish and maintain a system of internal control over financial reporting and that a company’s management provide an annual report regarding its assessment of the effectiveness of such internal control over financial reporting to the company’s independent accountants and that such accountants provide an attestation report with respect to management’s assessment of the effectiveness of the company’s internal control over financial reporting;

•

the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	an increase in the oversight of, and enhancement of certain requirements relating to audit committees of public companies and how they interact with the company’s independent auditors;

•	the requirement that audit committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer;

•	the requirement that companies disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the SEC) and if not, why not;

•	expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods;

•	a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions;

•	disclosure of a code of ethics and the requirement of filing of a Form 8-K for a change or waiver of such code;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	a range of enhanced penalties for fraud and other violations.

Bank of New Orleans

General. As part of the conversion, Bank of New Orleans will convert from a federally-chartered mutual savings bank to a federally chartered stock savings bank. The Office of Thrift Supervision will continue to be its primary federal regulator and has extensive authority over the operations of federally-chartered savings institutions. As part of this authority, Bank of New Orleans is required to file periodic reports with the Office of Thrift Supervision and is subject to periodic examinations by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision is primarily intended for the protection of depositors and the Deposit Insurance Fund (“DIF”) administered by the Federal Deposit Insurance Corporation.

Insurance of Accounts. The deposits of Bank of New Orleans are insured to the maximum extent permitted by the DIF and are backed by the full faith and credit of the U.S. Government. As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action.

Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. Well-capitalized institutions (generally those with CAMELS composite ratings of 1 or 2) are grouped in Risk Category I and assessed for deposit insurance at an annual rate of between five and seven basis points. The assessment rate for an individual institution is determined according to a formula based on a weighted average of the institution’s individual CAMEL component ratings plus either five financial ratios or, in the case of an institution with assets of $10.0 billion or more, the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV assessed at annual rates of 10, 28 and 43 basis points, respectively.

In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize a predecessor to the DIF. The assessment rate for the first quarter of 2007 was ..0122% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2019.

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Bank of New Orleans, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is aware of no existing circumstances which would result in termination of Bank of New Orleans’ deposit insurance.

Regulatory Capital Requirements. OTS regulated savings associations are required to maintain minimum levels of regulatory capital. The Office of Thrift Supervision has established capital standards consisting of a “tangible capital requirement,” a “leverage capital requirement” and “a risk-based capital requirement.” The Office of Thrift Supervision also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Current Office of Thrift Supervision capital standards require savings institutions to satisfy the following capital requirements:

•	tangible capital requirement – “tangible” capital equal to at least 1.5% of adjusted total assets;

•	leverage capital requirement – “core” capital equal to at least 3.0% of adjusted total assets; and

•	risk-based capital requirement – “total” capital (a combination of core and “supplementary” capital) equal to at least 8.0% of “risk-weighted” assets.

Core capital generally consists of common stockholders’ equity (including retained earnings). Tangible capital generally equals core capital minus intangible assets, with only a limited exception for purchased mortgage servicing rights. Bank of New Orleans had no intangible assets at December 31, 2006. Both core and tangible capital are further reduced by an amount equal to a savings institution’s debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). These adjustments do not affect Bank of New Orleans’ regulatory capital.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution’s core capital. Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights range from 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government to 100% for loans (other than qualifying residential loans weighted at 80%) and repossessed assets.

Savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital.

At December 31, 2006, Bank of New Orleans exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 13.51%, 13.51% and 34.06%, respectively.

Any savings institution that fails any of the capital requirements is subject to possible enforcement actions by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution’s operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The Office of Thrift Supervision’s capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action. In addition to the regulatory capital requirements for OTS-regulated savings associations discussed above, each federal banking agency has implemented a system of prompt corrective action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations of the Office of Thrift Supervision.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At December 31, 2006, Bank of New Orleans was deemed a well capitalized institution for purposes of the prompt corrective regulations and as such is not subject to the above mentioned restrictions.

The table below sets forth Bank of New Orleans’ capital position relative to its regulatory capital requirements at December 31, 2006.

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions		Excess Over Well- Capitalized Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Total risk- based capital	$30,695	34.06%	$7,210	8.00%	$9,013	10.00%	$21,682	24.06%
Tier 1 risk- based capital	29,563	32.80	3,605	4.00	5,408	6.00	24,155	26.80
Tier 1 leverage Capital	29,741	13.51	6,605	3.00	11,008	5.00	18,733	8.51

Capital Distributions. Office of Thrift Supervision regulations govern capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for Office of Thrift Supervision approval of the capital distribution if (1) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a savings and loan holding company (as well as certain other institutions) must still file a notice with the Office of Thrift Supervision at least 30 days before the board of directors declares a dividend or approves a capital distribution.

Qualified Thrift Lender Test. All savings institutions are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations. A savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in the Internal Revenue Code or meeting the Office of Thrift Supervision QTL test.

Currently, the Office of Thrift Supervision QTL test requires that 65% of an institution’s “portfolio assets” (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. To be a qualified thrift lender under the IRS test, the savings institution must meet a “business operations test” and a “60 percent assets test,” each defined in the Internal Revenue Code.

If the savings institution fails to maintain its QTL status, the holding company’s activities are restricted. In addition, it must discontinue any non-permissible business, although the Office of Thrift Supervision may grant a grace period up to two years for good cause. Nonetheless, any company that controls a savings institution that is not a qualified thrift lender must register as a bank holding company within one year of the savings institution’s failure to meet the QTL test.

Statutory penalty provisions require an institution that fails to remain a QTL to either become a national bank or be prohibited from the following:

•	Making any new investments or engaging in any new activity not allowed for both a national bank and a savings association;

•	Establishing any new branch office unless allowable for a national bank; and

•	Paying dividends unless allowable for a national bank.

Three years from the date a savings association should have become or ceases to be a QTL, by failing to meet either QTL test, the institution must comply with the following restriction:

•	Dispose of any investment or not engage in any activity unless the investment or activity is allowed for both a national bank and a savings association.

At December 31, 2006, Bank of New Orleans met the QTL test as 79.6% of our portfolio assets were qualified thrift investments.

Limitations on Transactions with Affiliates. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution (such as Louisiana Bancorp) and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Section 23A limits the extent to which the savings institution or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings institution as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings institution to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, a savings institution is prohibited from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings institution.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a savings institution, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings institution’s loans to one borrower limit (generally equal to 15% of the institution’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings institution. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings institution to all insiders cannot exceed the institution’s unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. At June 30, 2006, Bank of New Orleans was in compliance with the above restrictions.

Privacy Requirements of the Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act of 1999 provided for sweeping financial modernization for commercial banks, savings banks, securities firms, insurance companies, and other financial institutions operating in the United States. Among other provisions, the Gramm-Leach-Bliley Act places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties.

Anti-Money Laundering. On October 26, 2001, in response to the events of September 11, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the USA PATRIOT Act). The USA PATRIOT Act significantly expands the responsibilities of financial institutions, including savings and loan associations, in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the USA PATRIOT Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. We have established policies and procedures to ensure compliance with the USA PATRIOT Act’s provisions, and the impact of the USA PATRIOT Act on our operations has not been material.

Federal Home Loan Bank System. Bank of New Orleans is a member of the Federal Home Loan Bank of Dallas, which is one of 12 regional Federal Home Loan Banks that administers the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the Federal Home Loan Bank. At December 31, 2006, Bank of New Orleans had $35.2 million of Federal Home Loan Bank advances.

As a member, Bank of New Orleans is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas in an amount equal to at least 1% of its aggregate unpaid residential mortgage loans or similar obligations at the beginning of each year. At December 31, 2006, Bank of New Orleans had $2.2 million in Federal Home Loan Bank stock, which was in compliance with this requirement.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future. These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future.

Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution’s earning assets. At December 31, 2006, Bank of New Orleans had met its reserve requirement.

TAXATION

Federal Taxation

General. Louisiana Bancorp and Bank of New Orleans will be subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules. Bank of New Orleans’ federal and state income tax returns for taxable years through December 31, 2002 have been closed for purposes of examination by the Internal Revenue Service. As a result, all tax returns through that date may no longer be audited by either tax authority.

Upon completion of the reorganization, Louisiana Bancorp will file a consolidated federal income tax return with Bank of New Orleans. Accordingly, it is anticipated that any cash distributions made by Louisiana Bancorp to its shareholders would be treated as cash dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

Method of Accounting. For federal income tax purposes, Bank of New Orleans reports income and expenses on the accrual method of accounting and uses a December 31 tax year for filing its federal income tax return.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the unique reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995. Prior to that time, Bank of New Orleans was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act of 1996, savings associations must use the same service method as banks in computing their bad debt deduction beginning with their 1996 federal tax return. In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Bank of New Orleans failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Bank of New Orleans make certain non-dividend distributions or cease to maintain a bank charter.

At December 31, 2006, the total federal pre-1988 reserve was approximately $1.4 million. The reserve reflects the cumulative effects of federal tax deductions by Bank of New Orleans for which no federal income tax provisions have been made.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of the regular income tax. Net operating losses, of which Bank of New Orleans has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Bank of New Orleans has not been subject to the alternative minimum tax or any such amounts available as credits for carryover.

Net Operating Loss Carryovers. For net operating losses in years beginning after August 5, 1997, net operating losses can be carried back to the two years proceeding the loss year and forward to the 20 years following the loss year. At December 31, 2006, Bank of New Orleans had no net operating loss carry forwards for federal income tax purposes.

Corporate Dividends-Received Deduction. Louisiana Bancorp will be able to exclude from its income 100% of dividends received from Bank of New Orleans as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.

State Taxation

Louisiana Bancorp will be subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, “Louisiana taxable income” means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. In addition, Bank of New Orleans will be subject to the Louisiana Shares Tax which is imposed on the assessed value of a company’s stock. The formula for deriving the assessed value is to calculate 15% of the sum of:

(a)	20% of our capitalized earnings, plus

(b)	80% of our taxable stockholders’ equity, minus

(c)	50% of our real and personal property assessment.

Various items may also be subtracted in calculating a company’s capitalized earnings. We believe that the Louisiana Shares Tax will result in a significant additional tax liability following the conversion on an annual basis. See “Pro Forma Data.”

MANAGEMENT

Management of Louisiana Bancorp, Inc.

The board of directors of Louisiana Bancorp is divided into three classes, each of which contains one-third of the board. The directors shall be elected by the shareholders of Louisiana Bancorp for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of Messrs. Guarisco and Konrad has a term of office expiring at the first annual meeting of shareholders, a second class consisting of Messrs. Eagan and Lawrence LeBon has a term of office expiring at the second annual meeting of shareholders and a third class, consisting of Messrs. Brian LeBon and Miestchovich has a term of office expiring at the third annual meeting of shareholders. Their names and biographical information are set forth under “–Management of Bank of New Orleans.” Other than directors Lawrence J. LeBon, III and Brian LeBon, who are brothers, no directors or executive officers are related to each other.

The following individuals are executive officers of Louisiana Bancorp, Inc. and hold the offices set forth below opposite their names.

Executive	Position Held with Company
Lawrence J. LeBon, III	Chairman of the Board, President and Chief Executive Officer
John LeBlanc	Senior Vice President and Chief Financial Officer

The executive officers of Louisiana Bancorp are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.

Information concerning the principal occupations, employment and compensation of the directors and officers of Louisiana Bancorp during the past five years is set forth under “– Management of Bank of New Orleans,” “– Executive Officer Who Is Not A Director,” “– Director Compensation,” “– Executive Compensation,” “– Benefit Plans” and “New Stock Benefit Plans.” Initially, directors are not expected to receive additional compensation for serving as directors of Louisiana Bancorp. It is not anticipated that separate compensation will be paid to directors of Louisiana Bancorp unless such persons devote significant time to the separate management of Louisiana Bancorp’s affairs. Louisiana Bancorp may determine that such compensation is appropriate in the future.

Management of Bank of New Orleans

The following table sets forth certain information regarding the directors of Louisiana Bancorp, all of whom are also directors of Bank of New Orleans.

Name	Age	Position with Bank of New Orleans and Principal Occupation During the Past Five Years	Director of Bank of New Orleans Since
Marc F. Eagan, Jr.	52	Director. President, Eagan Insurance Agency, Inc., an insurance brokerage agency located in Metairie, Louisiana.	1996

Michael E. Guarisco	62	Director. Attorney and manager/member of Guarisco & Cordes, LLC, a law firm in New Orleans, Louisiana since July 2002. Previously, Mr. Guarisco served as a tax consultant for Ernst & Young in New Orleans.	1995

Gordon K. Konrad	65	Director. Chief Executive Officer of Belle Chasse Marine Transportation, Inc., a marine transport service located in Hanrahan, Louisiana.	1991

Brian G. LeBon, Sr.	54	Director. Dr. LeBon is self employed as a dentist and is the owner of LeBon Dental in Metairie, Louisiana.	2002

Lawrence J. LeBon, III	59	Chairman of the Board, President and Chief Executive Officer. Mr. LeBon joined Bank of New Orleans in 1978 and has served as President and Chief Executive Officer since 1990.	1985

Ivan J. Miestchovich	58	Director and Corporate Secretary. Director and Associate Professor, University of New Orleans, New Orleans, Louisiana.	1993

Executive Officer Who Is Not A Director

In addition to Mr. Lawrence LeBon, John LeBlanc is the Bank’s other executive officer. Mr. LeBlanc, who is 41 years old, currently is Senior Vice President and Chief Financial Officer of the bank. Previously, Mr. LeBlanc served as Vice President and Chief Financial Officer and in various other positions since joining Bank of New Orleans in 1992.

Director Compensation

Our directors, except for our Chairman, President and Chief Executive Officer, currently receive a fee of $1,250 for attending regularly scheduled monthly and special Board meetings and $250 for attending meetings for committees of the Board.

The table below summarizes the total compensation paid to our non-employee directors for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash	All Other Compensation(1)	Total
Marc F. Eagan, Jr.	$12,500	$1,000	$13,500
Michael E. Guarisco	12,750	1,000	13,750
Gordon K. Konrad	13,750	1,000	14,750
Brian G. LeBon, Sr.	12,500	1,000	13,500
Ivan J. Miestchovich	13,750	1,000	14,750

(1)	Consists of a Christmas gift certificate.

Directors may defer the receipt of their board and committee fees pursuant to the Bank of New Orleans Directors’ Nonqualified Deferred Compensation Plan. Amounts which are deferred are credited with the then-applicable interest rate paid on the bank’s 18-month variable certificates of deposit. All deferred amounts are paid upon a director’s termination of service.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives. Our compensation committee has the responsibility for establishing and reviewing our compensation philosophy and objectives. In this role, the compensation committee has sought to design a compensation structure that attracts and retains qualified and experienced officers and, at the same time, is reasonable and competitive. As a mutual savings bank, our compensation has consisted primarily of cash compensation, salary and bonuses, and retirement benefits. By converting to stock-form, we will be able to offer stock-based benefit plans, subject to shareholder approval at a meeting no earlier than six months following completion of the conversion. We intend to implement a stock option plan and a recognition and retention plan after our conversion and we expect that these stock-based plans will help us to attract and retain employees consistent with our growth plans. We expect that our proposed stock-based benefit plans will play a significant role in our future compensation considerations, particularly for our named executive officers (we refer to our Chairman, President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer as our named executive officers).

Role of Executive Officers and Management. The Chairman, President and Chief Executive Officer provides recommendations to the compensation committee on matters of compensation philosophy, plan design and the general guidelines for employee compensation. These recommendations are then considered by the compensation committee. The Chairman, President and Chief Executive Officer generally attends compensation committee meetings but is not present for any discussion of his own compensation.

Elements of Executive Compensation. When setting the compensation of our executive officers, the compensation committee generally targets compensation at the median of our peer group with respect to each of our components of compensation. The compensation we provide to our executive officers and other employees primarily consists of the following:

•	annual base salary;

•	annual cash bonuses which are discretionary;

•	retirement benefits; and

•	perquisites and other personal benefits.

Base Salary. We provide named executive officers and other employees with base salary to compensate them for services rendered during the year. Base salary ranges for named executive officers are determined for each employee based on his or her position and responsibility, performance and compensation levels paid by our peers to executives in similar positions. Merit increases normally take effect in January of each year.

During its review of base salaries for executives, the compensation committee primarily considers:

•	market data;

•	internal review of the executive’s compensation, both individually and relative to other officers;

•	individual performance of the executive;

•	qualifications and experience of the officer; and

•	the financial condition and results of operations of the bank.

Base salaries are reviewed annually and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Cash Bonuses. In addition to base salary, we pay annual cash bonuses. During the year ended December 31, 2006, the bonuses paid to Messrs. LeBon and LeBlanc amounted to $50,000 and $17,000, respectively, or 26.7% and 22.6% of their respective salaries. The amount of the bonuses paid to Messrs. LeBon and LeBlanc have been consistent over more than the past five years. The compensation committee has determined that such bonuses were appropriate in light of bonuses paid to officers with the same position at comparable institutions, as reported in publicly available salary surveys. The committee has not, as yet, developed any specific individual or bank performance targets as a measure to determine bonus amounts. We do not believe that the committee would continue to approve these bonus levels if the bank did not continue to produce results which are consistent with, or better than, the bank’s internal budget amounts. In addition, we traditionally pay a Christmas bonus to all employees, which generally amounts to two weeks of an employee’s base salary, and which amounted to $7,795 and $3,132, respectively, for Messrs. LeBon and LeBlanc for 2006. In addition, all employees of the bank received retention bonuses in 2006 amounting to $800 in recognition of the hardships experienced after Hurricane Katrina. All cash bonuses are determined by the compensation committee.

•

Retirement and Other Benefits. We also provide all of our employees, including our named executive officers, with tax-qualified retirement benefits through our profit sharing/401(k) plan. All employees who meet the age and service requirements participate in the profit sharing/401(k) plan on a non-discriminatory basis. We provide a 401(k) match to employee contributions, up to specified amounts, and we make an annual profit sharing contribution, which is typically calculated as a percentage of the bank’s net income and then is contributed proportionately to employee’s accounts based on salary level.

•

In connection with the conversion, we are implementing an employee stock ownership plan, a tax-qualified plan which will purchase 8.0% of the stock in the offering. This plan will provide all of our employees who meet the age and service requirements with a stake in the future performance of our common stock. The employee stock ownership plan will be an equity based plan available to all ranks of employees.

•

We also offer various fringe benefits to all of our employees, including our named executive officers, including group policies for medical insurance. We provide individual coverage to employees, with the employee being responsible for a small portion of the premium. Our named executive officers are provided family coverage at no cost. Our Chairman, President and Chief Executive Officer is provided an automobile, and we pay club dues for our named executive officers. The compensation committee believes such benefits are appropriate and assist such officers in fulfilling their employment obligations.

Additional Components of Executive Compensation.

In December 2006, we entered into a supplemental retirement agreement with our Chairman, President and Chief Executive Officer which will provide Mr. LeBon with supplemental retirement benefits equal to $100,000 per year for 10 years upon retirement at normal retirement age or upon death, disability or termination in connection with or following a change in control. The supplemental retirement benefit was deemed appropriate by the compensation committee in light of Mr. LeBon’s years of service as an executive officer and as incentive to retain his services through normal retirement at age 65. We also entered into a supplemental retirement agreement with our Chief Financial Officer, John LeBlanc, in March 2007. Under the agreement with Mr. LeBlanc, we will credit Mr. LeBlanc with an annual amount equal to 10% of his base salary and interest on accumulated credited amounts. Mr. LeBlanc will not begin to become vested in his account until age 55, when it will be 75% vested. He will vest in an additional 2.5% per year until he becomes fully vested at age 65. This supplemental retirement benefit was deemed appropriative as an incentive to maintain Mr. LeBlanc’s continued services.

Until March 2007, our Chairman, President and Chief Executive Officer received fees as a director of the bank. Such fees amounted to $12,000 to Mr. Lawrence LeBon in 2006. In consideration of the additional compensation benefits anticipated after we complete our conversion, Mr. Lawrence LeBon no longer is being compensated for his services as a director.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary	Bonus	Change in Pension Value and Nonqualified Deferred Compensation Earnings		All Other Compensation		Total
Lawrence J. LeBon, III Chairman of the Board, President and Chief Executive Officer	2006	$187,079	$58,595	$276,265	(1)	$59,282	(2)	$581,224
John LeBlanc, Senior Vice President and Chief Financial Officer	2006	75,173	20,932	—		23,789	(3)	119,894

(1)	Reflects the amounts accrued for Mr. LeBon in 2006 under the supplemental executive retirement agreement between Mr. LeBon and the Bank.

(2)	Includes: an employer contribution to the bank’s profit sharing plan of $27,500; director’s fees of $12,000; health insurance benefits of $10,200; and automobile expense, club dues and employer matching contribution under the bank’s 401(k) plan. Mr. Lawrence LeBon no longer receives director’s fees.

(3)	Includes: employer contribution to the bank’s profit sharing plan of $12,028; health insurance benefits of $10,200; and, club dues and employer matching contribution under the bank’s 401(k) plan.

Bank of New Orleans is a mutual savings bank and has not granted any equity awards or stock options to date. Bank of New Orleans does not maintain any non-equity incentive plans.

Benefit Plans

Supplemental Executive Retirement Agreements. In December 2006, Bank of New Orleans entered into a Supplemental Executive Retirement Agreement with its President, Lawrence J. LeBon, III. The agreement provides that Mr. LeBon shall be entitled to receive a fixed annual benefit of $100,000 per year for 10 years upon Mr. LeBon’s retirement at age 65. In the event Mr. LeBon’s employment is terminated prior to his normal retirement age, other than in the event of death, disability or in connection with or following a change in control, he will be entitled to receive whatever amounts have been accrued under the agreement. Given Mr. LeBon’s service to the bank and his age, Mr. LeBon was deemed 40% vested in this plan in December 2006 and the bank accrued the amount of $276,265. In the event of Mr. LeBon’s death, disability or termination after a change in control prior to his normal retirement age, he shall be entitled to receive the full supplemental retirement benefit of $100,000 for 10 years.

In March 2007, Bank of New Orleans entered into a Supplemental Executive Retirement Agreement with its Senior Vice President and Chief Financial Officer, John LeBlanc. Under the terms of the agreement with Mr. LeBlanc, the bank will credit Mr. LeBlanc with an amount equal to 10% of his base salary on an annual basis beginning with 2007. Interest will be credited on such account at a rate to be determined by the board of directors. Mr. LeBlanc will be 75% vested in the account balance at age 55 and shall vest an additional 2.5% per year until age 65, when be shall be 100% vested. Mr. LeBlanc shall be 100% vested in the account upon death, disability, termination without cause or termination following a change in control.

Proposed Employment Agreements. The Board of Directors of Bank of New Orleans has approved employment agreements with Messrs. LeBon and LeBlanc. Pursuant to the employment agreements, Messrs. LeBon and LeBlanc will serve as President and Chief Executive Officer and as Senior Vice President and Chief Financial Officer, respectively, for a term of three years commencing upon execution of the agreements which is expected to occur at the time the offering is closed. On each day during the term of the employment period, the terms of the employment agreements are automatically extended for one additional day unless Bank of New Orleans or the executive gives notice to the other party not to extend the agreements. At least annually, the Board of Directors of Bank of New Orleans will consider whether to continue to renew the employment agreements. The employment agreements provide for initial base salaries of $214,999 and $78,931 for Messrs. LeBon and LeBlanc, respectively. Such salaries may be increased at the discretion of the Board of Directors of Bank of New Orleans but may not be decreased during the term of the agreements without the prior written consent of Messrs. LeBon or LeBlanc.

The employment agreements will be terminable with or without cause by Bank of New Orleans. The employment agreements provide that in the event of a wrongful termination of employment (including a voluntary termination by Messrs. LeBon or LeBlanc as a result of a material breach of the agreement by Bank of New Orleans or for “good reason” following a change in control of Louisiana Bancorp or Bank of New Orleans, including a change in the executive’s position, salary or duties without his consent), each of Messrs. LeBon and LeBlanc would be entitled to (1) an amount of cash severance which is equal to three times the sum of his base salary as of the date of termination plus his prior year’s bonus and (2) continued participation in certain employee benefit plans of Bank of New Orleans, including medical and dental plans, until the earlier of 36 months or the date the executive receives substantially similar benefits from full-time employment with another employer. The employment agreements with Bank of New Orleans provide that in the event any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments and benefits received thereunder shall be reduced by the minimum amount necessary to result in no portion of the payments and benefits being non-deductible by Bank of New Orleans for federal income tax purposes. Parachute payments generally are payments equal to or greater than three times the executive’s base amount, which is defined to mean the executive’s average annual compensation from the employer includable in the executive’s gross income during the most recent five taxable years ending before the year in which a change in control of the employer occurs. Recipients of parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes.

The board of directors of Louisiana Bancorp has also approved employment agreements with Messrs. LeBon and LeBlanc which will be on terms substantially similar to the agreements with Bank of New Orleans, except as provided below. The agreements with Louisiana Bancorp also will be executed and take effect at the time the offering is closed. The Louisiana Bancorp agreements provide that severance payments payable to Messrs. LeBon and LeBlanc by Louisiana Bancorp shall include the amount by which the severance benefits payable by Bank of New Orleans are reduced as a result of Section 280G of the Code, if the parachute payments exceed 105% of three times the executive’s “base amount” as defined in Section 280G of the Code. If the parachute payments are not more than 105% of the amount equal to three times the executive’s base amount, the severance benefits payable by Louisiana Bancorp will be reduced so they do not constitute “parachute payments” under Section 280G of the Code. In addition, the agreements with Louisiana Bancorp provide that Louisiana Bancorp shall reimburse Messrs. LeBon and LeBlanc for any resulting excise taxes payable by them, plus such additional amount as may be necessary to compensate them for the payment of state and federal income, excise and other employment-related taxes on the additional payments. Under the employment agreements, the executive’s compensation, benefits and expenses will be paid by Louisiana Bancorp and Bank of New Orleans in the same proportion as the time and services actually expended by the executives on behalf of each company.

For a description of the potential payments under the agreements in the event of a termination of Messrs. LeBon’s and LeBlanc’s employment, see “- Potential Payments Upon Termination of Employment or Change in Control.”

Pension Benefits. The table below shows the present value of accumulated benefits payable to Mr. LeBon, including the number of years of credited service, under the supplemental executive retirement agreement.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit(1)	Payments During Last Fiscal Year
Lawrence J. LeBon, III	Supplemental Executive Retirement Agreement	4	$276,265	$—

(1)	Reflects value as of December 31, 2006.

Potential Payments Upon Termination of Employment or Change in Control

Neither Louisiana Bancorp nor Bank of New Orleans had any employment, change in control or severance agreement with Mr. LeBon or Mr. LeBlanc, nor any severance plan or policy covering such executive officers as of December 29, 2006. As a result, if the employment of Mr. LeBon or Mr. LeBlanc had been terminated as of December 29, 2006, either before or after a change in control, neither of such executive officers would have been entitled to receive any cash severance.

In addition, neither Louisiana Bancorp nor Bank of New Orleans has granted any stock options, restricted stock awards or other equity rights to date.

The following summarizes the benefits that Messrs. LeBon and LeBlanc would have been entitled to receive, based on their compensation arrangement for 2006, if their proposed employment agreements had been in effect as of December 29, 2006 and their employment had been terminated as of such date due to the reasons set forth below.

Proposed Employment Agreements. If the proposed employment agreements for Messrs. LeBon and LeBlanc had been in effect as of December 29, 2006 and their employment had been terminated on such date either (1) by Bank of New Orleans or Louisiana Bancorp for other than cause, disability, retirement or the executive’s death or (2) by the executive for good reason or due to a material breach, then Messrs. LeBon and LeBlanc would have been entitled to the following: (a) cash severance of approximately $745,000 for Mr. LeBon and $291,000 for Mr. LeBlanc, (b) continuation of medical, life and accidental death insurance for up to 36 months, with an estimated present value of approximately $47,000 for each of Messrs. LeBon and LeBlanc, and (c) if the termination of employment was in connection with a change in control, a reimbursement of the 20% excise taxes that would be owed under Sections 280G and 4999 of the Code and a tax gross-up on such reimbursement to place them in the same after-tax position they would have been in if no excise tax was imposed.

SERP Benefits. As of December 29, 2006, Bank of New Orleans had a supplemental executive retirement agreement (the “SERP”) with Mr. LeBon. If Mr. LeBon remains employed with us until his normal retirement date of age 65, the agreement will provide him with a fixed supplemental retirement benefit of $100,000 per year for 10 years. If his employment is terminated prior to age 65, other than in the event of death, disability or in connection with or following a change in control, he will receive his accrued benefits under the agreement in a lump sum payment. His accrued benefits amounted to $276,265 at December 31, 2006. See “– Benefit Plans – Pension Benefits.” If Mr. LeBon’s employment had been terminated as of December 29, 2006 due to death or disability or in connection with or following a change in control, he (or his estate or beneficiaries in the event of death) would have been entitled to receive $100,000 per year for 10 years commencing in 2007.

Life Insurance Benefits. If Messrs. LeBon or LeBlanc had died as of December 29, 2006, the beneficiaries or estate of each of them would have been entitled to receive life insurance proceeds of $150,000.

Disability Benefits. If Messrs. LeBon or LeBlanc had terminated their employment as of December 29, 2006 due to disability, they would have been entitled to receive monthly disability benefits of approximately $7,000 and $3,800, respectively, for as long as they remained disabled, up to age 65, minus any Social Security or other disability benefits to which they would be entitled. The monthly disability benefits equal the lesser of 60% of the executive’s monthly base salary or $7,000.

Vacation and Sick Leave. Employees of Bank of New Orleans are credited with vacation and sick leave each calendar year based on position and tenure. Employees are not paid for accrued but unused sick leave if their employment is terminated. In addition, vacation leave is not able to be carried forward from one year to the next. However, employees are paid for any accrued but unused vacation leave upon termination of employment. If the employment of Messrs. LeBon or LeBlanc had been terminated as of December 29, 2006, their payments for accrued but unused vacation leave would have been approximately $6,100 and $800, respectively.

Vested Tax-Qualified Retirement Plan. If the employment of Messrs. LeBon or LeBlanc had been terminated as of December 29, 2006, they would have been entitled to receive their vested benefits under our 401(k) plan in accordance with the terms of the tax-qualified plan. See Note O of the Notes to Financial Statements.

New Stock Benefit Plans

Employee Stock Ownership Plan. Louisiana Bancorp has established an employee stock ownership plan for our employees to become effective upon the conversion. Employees who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in Louisiana Bancorp’s employee stock ownership plan.

As part of the conversion, in order to fund the purchase of up to 8.0% of the common stock issued in the conversion, or 487,600 shares and 560,740 shares based on the maximum and 15% above the maximum of the offering range, respectively, we anticipate that the employee stock ownership plan will borrow funds from Louisiana Bancorp. We anticipate that such loan will equal 100% of the aggregate purchase price of the common stock acquired by our employee stock ownership plan. We have agreed to loan the employee stock ownership plan the funds necessary to purchase shares. If the employee stock ownership plan’s order is not completely filled in the offering we expect that the employee stock ownership plan will purchase shares in the open market after the conversion is completed at a price which may be more or less than $10.00 per share. The loan to the employee stock ownership plan will be repaid principally from Bank of New Orleans’ contributions to the employee stock ownership plan and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The term of the loan is expected to be 20 years. The interest rate for the employee stock ownership plan loan will be fixed and is expected to be at the prime rate at the date the employee stock ownership plan enters into the loan. We may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders, upon the original issuance of additional shares by Louisiana Bancorp or upon the sale of treasury shares by Louisiana Bancorp. Such purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Louisiana Bancorp or from Bank of New Orleans. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by our employee stock ownership plan with the loan proceeds will be held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant’s employee stock ownership plan account based on the ratio of each such participant’s compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures may be used for several purposes such as the payment of expenses or be reallocated among remaining participating employees. Upon the completion of six years of service, the account balances of participants within the employee stock ownership plan will become 100% vested. Credit is given for years of service with Bank of New Orleans prior to adoption of the employee stock ownership plan. In the case of a “change in control,” as defined in the employee stock ownership plan, however, participants will become immediately fully vested in their account balances. Participants will also become fully vested in their account balances upon death, disability or retirement. Benefits may be payable upon retirement or separation from service.

Generally accepted accounting principles require that any third party borrowing by our employee stock ownership plan be reflected as a liability on our statement of financial condition. Since the employee stock ownership plan is borrowing from us, the loan will not be treated as a liability but instead will be excluded from shareholders’ equity. If the employee stock ownership plan purchases newly issued shares from Louisiana Bancorp, total shareholders’ equity would neither increase nor decrease, but per share shareholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

Our employee stock ownership plan will be subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations of the IRS and the Department of Labor.

Stock Option Plan. Following completion of the conversion, we intend to adopt a stock option plan, which will be designed to attract and retain qualified personnel, provide directors, officers and employees with a proprietary interest in Louisiana Bancorp as an incentive to contribute to our success and reward employees for outstanding performance. The stock option plan will provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code and non-incentive or compensatory stock options. Options may be granted to our directors, officers and employees. The stock option plan will be administered and interpreted by a committee of the board of directors composed of independent directors. Unless terminated earlier, the stock option plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors.

Under the stock option plan, a committee will determine which directors, officers and employees will be granted options, whether options will be incentive or compensatory options, the number of shares subject to each option, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable. The per share exercise price of an incentive stock option will be at least equal to the fair market value of a share of common stock on the date the option is granted, or 110% of fair market value in the case of incentive stock options granted to employees who are 10% shareholders.

At a meeting of our shareholders to be held at least six months after the conversion, we intend to present the stock option plan to shareholders for their approval and to reserve an amount equal to 10.0% of the shares of common stock issued in the conversion, which would be 450,500 shares or 700,925 shares based on the minimum and 15% above the maximum of the offering range, respectively, for issuance under the stock option plan. Applicable regulations of the Office of Thrift Supervision require that if the stock option plan is adopted within twelve months after the conversion, it must be approved by a majority of the total votes eligible to be cast by shareholders. If the stock option plan is implemented more than one year after the conversion, the plan must be approved by a majority of the shares of Louisiana Bancorp present and voting at the meeting of shareholders. In addition, applicable Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion, no individual officer or employee may receive more than 25% of the options granted under the stock option plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the stock option plan. Office of Thrift Supervision regulations also provide that the exercise price of any options granted under any such plan must be at least equal to the fair market value of the common stock as of the date of grant. Further, options under such plan generally are required to vest over at least a five year period at no faster than 20% per year. Louisiana Bancorp intends that the stock option plan will comply with all applicable regulations of the Office of Thrift Supervision. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to five years following the death, disability or other termination of the optionee’s employment or service as a director. However, failure to exercise incentive stock options within ninety days after the date on which the optionee’s employment terminates may result in the loss of incentive stock option treatment for federal income tax purposes.

At the time an option is granted pursuant to the stock option plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock. The shares reserved for issuance under the stock option plan may be authorized but previously unissued shares, treasury shares, or shares purchased by Louisiana Bancorp on the open market or from private sources. In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the stock option plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding. If we declare a special cash dividend or return of capital after we implement the stock option plan in an amount per share which exceeds 10% of the fair market value of a share of common stock as of the date of declaration, the per share exercise price of all previously granted options which remain unexercised as of the date of such declaration shall, subject to certain limitations, be proportionately adjusted to give effect to the special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital.

Under current provisions of the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to us at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income upon exercise, and we will be entitled to a deduction in the amount of income so recognized by the optionee.

Stock Recognition and Retention Plan. After completion of the conversion, we also intend to adopt a stock recognition and retention plan for our directors, officers and employees. The objective of the stock recognition and retention plan will be to enable us to provide directors, officers and employees with a proprietary interest in Louisiana Bancorp as an incentive to contribute to our success. We intend to present the stock recognition and retention plan to our shareholders for their approval at a meeting of shareholders. Applicable Office of Thrift Supervision regulations provide that, in the event such plan is implemented within one year after the conversion, shares granted under the plan generally are required to vest over at least a five year period at no faster than 20% per year. In addition, applicable regulations of the Office of Thrift Supervision require that if the stock recognition and retention is adopted within twelve months after the conversion, it must be approved by a majority of the total votes eligible to be cast by shareholders. If the stock recognition and retention plan is implemented more than one year after the conversion, the plan must be approved by a majority of the shares of Louisiana Bancorp present and voting at the meeting of shareholders. Louisiana Bancorp intends that the stock recognition and retention plan will comply with all then applicable regulation of the Office of Thrift Supervision.

The stock recognition and retention plan will be administered by a committee of Louisiana Bancorp’s board of directors, which will have the responsibility to invest all funds contributed to the trust created for the stock recognition and retention plan. We will contribute sufficient funds to the trust so that it can purchase, following the receipt of shareholder approval, a number of shares equal to an aggregate of 4.0% of the common stock issued in the conversion, which would be 180,200 shares or 280,370 shares based on the minimum and 15% above the maximum of the offering range, respectively. Shares of common stock granted pursuant to the stock recognition and retention plan generally will be in the form of restricted stock vesting as described above. For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the trust. Under the terms of the stock recognition and retention plan, recipients of awards will be entitled to instruct the trustees of the stock recognition and retention plan as to how the underlying shares should be voted, and the trustees will be entitled to vote all unallocated shares in their discretion. If a recipient’s employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted. We will be able to terminate the stock recognition and retention plan at any time, and if we do so, any shares not allocated will revert to Louisiana Bancorp. Recipients of grants under the stock recognition and retention plan will not be required to make any payment at the time of grant or when the underlying shares of common stock become vested, other than for certain recipients, payment of withholding taxes.

Transactions With Related Persons

Loans and Extensions of Credit. Bank of New Orleans offers mortgage loans to its directors, officers and employees as well as members of their immediate families for the financing of their primary residences and certain other loans. These loans are generally made on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated person except the bank waives the origination fees on real estate loans made to all employees and directors. It is the belief of management that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features to Bank of New Orleans.

The table below list all outstanding loans made by Bank of New Orleans to related persons, which in this case consists solely of directors, where the amount involved exceeds $120,000 and loan origination fees were waived. In each case, the loans listed are loans to directors secured by real estate where, consistent with our policy for all employees and directors, the typical 1.0% loan origination fee was waived.

Name and Position	Loan Origination Date	Amount of Fees Waived at Time of Origination	Largest Principal Amount Outstanding during Year Ended December 31, 2006	Amount Outstanding at December 31, 2006	Amounts Paid During 2006		Interest Rate
					Principal	Interest
Marc F. Eagan, Jr., Director	11/04/2005	$2,850	$245,000	$233,369	$11,631	$14,606	5.625%
Michael E. Guarisco, Director	02/26/2003	2,600	202,233	190,565	11,668	9,096	4.750
Gordon K. Konrad, Director	03/15/2005	5,000	471,187	432,134	39,053	27,499	5.980
	12/12/2002	6,120	469,310	414,932	54,378	27,792	6.250
Ivan J. Miestchovich, Director	03/28/2006	2,100	210,000	206,479	3,521	8,421	6.000

Section 22(h) of the Federal Reserve Act generally provides that any credit extended by a savings institution, such as Bank of New Orleans, to its executive officers, directors and, to the extent otherwise permitted, principal stockholder(s), or any related interest of the foregoing, must be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by the savings institution with non-affiliated parties; unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings institution, and must not involve more than the normal risk of repayment or present other unfavorable features.

The aggregate amount of loans by Bank of New Orleans to its executive officers and directors was $2.5 million at December 31, 2006, or approximately 9.0% of total equity at such date. These loans were performing according to their original terms at December 31, 2006.

Review, Approval or Ratification of Transactions with Related Persons. Regulations of the Office of Thrift Supervision require that if any director or executive officer has any interest in a matter to be considered by the bank’s board of directors, he or she must fully disclose such interest, refrain from participating in the board’s discussion of the matter and recuse him or herself from voting on the matter. Bank of New Orleans and its directors and executive officers, as a matter of long-standing practice, but which is not specified in any written policy, adheres to the regulations of the Office of Thrift Supervision in acting upon any matter in which a director or executive officer has a direct or indirect personal interest. Such matters may be approved by the board provided that a majority of the non-interested directors conclude that the transaction is in the best interests of the bank and consistent with all Federal regulations and the bank’s policies. The board’s minutes will reflect the interest of the subject director or executive officer and note that he or she did not participate in the discussion of, or vote on, the matter.

Compensation Committee Interlocks and Insider Participation

Bank of New Orleans maintains a Compensation Committee which is responsible for oversight of compensation matters for the bank. The Compensation Committee does not have a written charter. The current members of the Compensation Committee are directors Konrad, Miestchovich, Eagan and L. LeBon as well as the bank’s Manger of Human Resources. The Chairman of the Compensation Committee is Mr. Konrad. Employee members of the Compensation Committee do not participate in deliberations regarding their own compensation. The Compensation Committee did not use in 2006, and generally has not used, compensation consultants in establishing compensation but instead has generally relied on publicly available industry data in establishing compensation deemed appropriate and reasonable. No member of the Compensation Committee had any relationship requiring disclosure under the SEC regulations.

Upon completion of the conversion, Louisiana Bancorp will comply with the listing requirements for Nasdaq listed issuers. As a result, nominations for directors of Louisiana Bancorp will be made either by a majority of the Company’s independent directors or a nominating committee comprised solely of independent directors. Louisiana Bancorp also will establish an Audit Committee, comprised solely of independent directors, and will implement policies and procedures to ensure that compensation paid to the Chief Executive Officer and other executive officers is determined in accordance with Nasdaq listing requirements.

There were no compensation committee “interlocks” during 2006, which generally means that no executive officer of Bank of New Orleans served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of the Compensation and Pension Committee of Bank of New Orleans.

PROPOSED MANAGEMENT PURCHASES

The following table sets forth, for each of our directors and executive officers (and their associates) and for all of our directors and executive officers as a group, the proposed purchases of common stock, assuming the offering is closed at the maximum of the offering range and assuming sufficient shares are available to satisfy their subscriptions.

Name	Number of Shares	Amount($)	Percent(1)
Directors:
Marc F. Eagan, Jr.	50,000	$500,000	0.8%
Michael E. Guarisco	45,000	450,000	0.7
Gordon K. Konrad	29,500	295,000	0.5
Brian G. LeBon	30,475	304,750	0.5
Lawrence J. LeBon, III	30,475	304,750	0.5
Ivan J. Miestchovich, Jr.	20,000	200,000	0.3
Other Executive Officers:
John LeBlanc	13,000	130,000	0.2

All Directors and Executive Officers as a Group (7 persons)	218,450	$2,184,500	3.6%

(1)	Based on the maximum of the offering range.

THE CONVERSION AND OFFERING

The boards of directors of Louisiana Bancorp and Bank of New Orleans have approved the plan of conversion, as has the Office of Thrift Supervision, subject to approval by the members of Bank of New Orleans entitled to vote on the matter and the satisfaction of certain other conditions. Office of Thrift Supervision approval, however, does not constitute a recommendation or endorsement of the plan of conversion by the Office of Thrift Supervision.

General

On February 5, 2007, the board of directors of Bank of New Orleans unanimously approved the plan of conversion pursuant to which we will be converted from a federally chartered mutual savings bank to a federally chartered stock savings bank to be known as “Bank of New Orleans,” and we will offer and sell the common stock of Louisiana Bancorp. Louisiana Bancorp will hold all of the common stock of Bank of New Orleans following the conversion. The plan of conversion has been conditionally approved by the Office of Thrift Supervision, subject to, among other things, approval of the plan by the members of Bank of New Orleans. A special meeting has been called for this purpose to be held on June 27, 2007.

In adopting the plan of conversion, our board of directors determined that the conversion was advisable and in the best interests of us and our members. The board further determined that the interests of certain depositors in the net worth of Bank of New Orleans would be equitably provided for and that the conversion would not have any adverse impact on the reserves and net worth of Bank of New Orleans.

We have received approval from the Office of Thrift Supervision for Louisiana Bancorp to become a savings and loan holding company and to acquire all of the common stock of Bank of New Orleans. One-half of the net proceeds from the sale of the common stock of Louisiana Bancorp in the offering will be transferred to Bank of New Orleans with the remaining net proceeds being retained by Louisiana Bancorp for our general corporate purposes. Based on the minimum and maximum of the offering range, we intend to use approximately $3.6 million, and approximately $4.9 million, at the minimum and maximum of the offering range, respectively, of the net proceeds retained by us to loan funds to our employee stock ownership plan to enable it to purchase up to 8% of the common stock of Louisiana Bancorp. The conversion will not be completed unless we sell shares of common stock equal to our appraised value.

The plan of conversion provides generally that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our employee stock ownership plan, supplemental eligible account holders and other members of Bank of New Orleans. In addition, subject to the prior rights of holders of subscription rights, we may elect to offer the shares of common stock not subscribed for in the subscription offering, if any, for sale in a community offering commencing during or upon completion of the subscription offering. See “– Subscription Offering and Subscription Rights” and “– Community Offering.” We have the right to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the community offering.

The aggregate price of the shares of common stock to be issued in the conversion will be within the offering range, which was determined based upon an independent appraisal of the estimated pro forma market value of the common stock. The offering range is currently $45.1 million to $61.0 million. All shares of Louisiana Bancorp common stock to be issued and sold in the conversion will be sold at the same price. The independent appraisal will be affirmed or, if necessary, updated before we complete the conversion. The appraisal has been performed by Feldman Financial Advisors, a consulting firm experienced in the valuation and appraisal of savings institutions. See “–How We Determined the Price Per Share and the Offering Range” for more information as to how the estimated pro forma market value of the common stock was determined.

The following discussion of the conversion summarizes the material aspects of the plan of conversion. The summary is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at the offices of Bank of New Orleans and at the offices of the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to the registration statement of which this prospectus is a part, copies of which may be obtained from the SEC. See “Where You Can Find Additional Information.”

Purposes of Conversion

As a mutual savings bank, we do not have shareholders and we have no authority to issue capital stock. By converting to the capital stock form of organization, we will be structured in the form used by commercial banks, most business entities and a growing number of savings institutions. The conversion will result in an increase in our capital base, which will support our operations.

We believe that this is the right time for Bank of New Orleans to convert to the stock form. After Hurricane Katrina, our primary focus initially was on damage assessment and re-opening the bank, contacting our customers to assess their needs and ability to repay outstanding loans and analyzing our allowance for loan losses and making additional provisions for loan losses in light of the devastation caused by the storm and the uncertain future of the market area. After this initial assessment period, our board of directors and management carefully considered various strategies for operating the bank in the post-Katrina environment. We determined that, while there are considerable risks and uncertainties relating to the business environment and future viability of the metropolitan New Orleans market, there also were unique opportunities to grow and expand our franchise as a participant in the rebuilding process in southern Louisiana. We believe that we can grow our loan portfolio, particularly in the commercial real estate and construction areas. The increased capital from the offering proceeds will enable us to make larger loans than we have been able to in the past. In order to capitalize on these opportunities we hope to hire several additional commercial lending officers who will focus on increasing our commercial real estate loan portfolio. We believe that, as a stock-form institution, we may be in a better position to attract and retain quality loan officers. In addition, we plan to expand our banking franchise by opening additional branch offices in areas to the north and west of our current offices. We expect that such areas will continue to grow and be developed in future years and that, by expanding the geographic market area we serve, we may reduce somewhat the risk we currently face as a result of our business concentration in metropolitan New Orleans. We plan to open one additional branch in the first year after the offering and then one branch every 18 months over the next three to five years, although we have no specific branch office locations in the planning or development-stage at this time. We hope to be able to use these new branches to enhance our commercial lending efforts in the areas in which we open new offices. We also may use a portion of the net proceeds received to purchase loans and loan participation interests outside of our traditional market area. We expect this will facilitate our loan growth and returns and, again, help to reduce the geographic concentration risk in our portfolio. In addition, we believe that there may be opportunities to make acquisitions of other financial institutions in the future, as some institutions may determine they cannot continue to operate effectively as independent entities in the post-Katrina climate, although we do not currently have any plans, agreements or understanding regarding any acquisition transactions. The proceeds from the offering as well as the stock form of ownership will facilitate our ability to consider acquisitions in the future.

The conversion will permit our customers and possibly other members of the local community and of the general public to become equity owners and to share in our future. The conversion also will provide additional funds for lending and investment activities, facilitate future access to the capital markets and enhance our ability to diversify and expand into other markets through acquisitions or otherwise.

The holding company form of organization will provide additional flexibility to diversify our business activities through existing or newly formed subsidiaries, or through acquisition of or mergers with other financial institutions, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, we will be in a position after the conversion, subject to regulatory limitations and our financial position, to take advantage of any such opportunities that may arise.

After the conversion, the unissued common and preferred stock authorized by our articles of incorporation will permit us, subject to market conditions and applicable regulatory approvals, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, we have no plans with respect to additional offerings of securities, other than the possible issuance of additional shares to the recognition plan or upon exercise of stock options. After the conversion, we also will be able to use stock-related incentive programs to attract and retain executive and other personnel for us and our subsidiaries. See “Management – New Stock Benefit Plans.”

Effects of Conversion

General. Before the conversion, each of our depositors has both a deposit account and a pro rata ownership interest in the net worth of Bank of New Orleans, which interest may only be realized in the event of a liquidation of Bank of New Orleans. However, this ownership interest is tied to the depositor’s account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives nothing for his ownership interest in the net worth of Bank of New Orleans, which is lost to the extent that the balance in the account is reduced.

Consequently, our depositors normally cannot realize the value of their ownership interest, which has realizable value only in the unlikely event that we were liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Bank of New Orleans after other claims, including claims of depositors to the amount of their deposits, are paid.

When we convert to stock form, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of Bank of New Orleans, and Bank of New Orleans will become a wholly owned subsidiary of Louisiana Bancorp. Louisiana Bancorp’s common stock will be separate and apart from deposit accounts of Bank of New Orleans and such stock cannot be and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency. Certificates will be issued to evidence ownership of Louisiana Bancorp common stock. These stock certificates will be transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in Bank of New Orleans.

Continuity. While the conversion is being accomplished, our normal banking business of accepting deposits and making loans will continue without interruption. We will continue to be subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. After the conversion, we will continue to provide services for depositors and borrowers under current policies by our present management and staff.

Our current directors and officers will continue to serve as directors and officers of Bank of New Orleans after the conversion. The directors and officers of Louisiana Bancorp consist of individuals currently serving as directors and officers of Bank of New Orleans, and they will retain their positions in Bank of New Orleans after the conversion.

Effect on Deposit Accounts. Under the plan of conversion, each depositor in Bank of New Orleans at the time of the conversion will automatically continue as a depositor after the conversion, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase the common stock with respect to those depositors who authorize such a withdrawal and except with respect to voting and liquidation rights. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Bank of New Orleans will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the conversion.

Effect on Voting Rights of Members. At present, all depositors of Bank of New Orleans are members of, and have voting rights in, Bank of New Orleans as to all matters requiring membership action. When we complete the conversion, depositors will cease to be members and will no longer be entitled to vote at meetings of Bank of New Orleans. After the conversion, Louisiana Bancorp will be the sole shareholder of Bank of New Orleans and will have all of the voting rights in Bank of New Orleans. Exclusive voting rights with respect to Louisiana Bancorp will be vested in the holders of our common stock. Depositors and borrowers of Bank of New Orleans will not have voting rights in us after the conversion, except to the extent that they become Louisiana Bancorp shareholders by buying our common stock.

Tax Effects. To complete the conversion, we must receive rulings or opinions with regard to federal and Louisiana income taxation which indicate that the conversion will not be taxable for federal or Louisiana income tax purposes to us or the Eligible Account Holders or Supplemental Eligible Account Holders, except as discussed below. We have received favorable opinions regarding the federal and Louisiana income tax consequences of the conversion. See “– Tax Aspects.”

Effect on Liquidation Rights. If Bank of New Orleans were to liquidate, all claims of our creditors (including those of depositors, to the extent of their deposit balances) would be paid first. Thereafter, if there were any assets remaining, members of Bank of New Orleans would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Bank of New Orleans immediately prior to liquidation. In the unlikely event that we were to liquidate after the conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) would also be paid first, followed by distribution of the “liquidation account” to certain depositors (see “– Liquidation Rights of Certain Depositors”), with any assets remaining thereafter distributed to Louisiana Bancorp as the sole shareholder of Bank of New Orleans. Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

How We Determined the Price Per Share and the Offering Range

The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of the common stock, as determined on the basis of an independent valuation. We have retained Feldman Financial Advisors, Inc. to make such valuation. For its services in making such appraisal, Feldman Financial Advisors’ fees and out-of-pocket expenses are estimated to be $34,500. We have agreed to indemnify Feldman Financial Advisors and any employees of Feldman Financial Advisors who act for or on behalf of Feldman Financial Advisors in connection with the appraisal and the business plan against any and all loss, cost, damage, claim, liability or expense of any kind (including claims under federal and state securities laws) arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by us to Feldman Financial Advisors, unless Feldman Financial Advisors is determined to be negligent or otherwise at fault.

Feldman Financial Advisors prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, Feldman Financial Advisors undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, Feldman Financial Advisors reviewed our application for conversion as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, Feldman Financial Advisors visited our facilities and had discussions with our management. Feldman Financial Advisors did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on Feldman Financial Advisors in connection with its appraisal.

In connection with its appraisal, Feldman Financial Advisors reviewed the following factors, among others:

•	our present and projected operating results and financial condition;

•	the economic and demographic conditions of our primary market area;

•	pertinent historical financial and other information relating to Bank of New Orleans;

•	a comparative evaluation of our operating and financial statistics with those of other savings banks;

•	the proposed price per share;

•	the aggregate size of the offering of common stock;

•	our proposed dividend policy;

•	the impact of the offering on our capital position and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Feldman Financial Advisors relied primarily on a comparative market value methodology in determining the pro forma market value of our common stock. In applying this methodology, Feldman Financial Advisors analyzed financial and operational comparisons of Bank of New Orleans with a selected peer group of publicly traded savings institutions. The pro forma market value of our common stock was determined by Feldman Financial Advisors based on the market pricing ratios of the peer group, subject to certain valuation adjustments based on fundamental differences between Bank of New Orleans and the institutions comprising the peer group. Specifically, Feldman Financial Advisors took into account that, on a pro forma basis compared solely to the peer group, we had a relatively higher capital level, higher concentration of investment in securities and a lower concentration of loans and that, based on the twelve-month period preceding their appraisal, we had higher profitability compared to the peer group. Additionally, Feldman Financial Advisors took into account the economic conditions and outlook for the metropolitan New Orleans market area in which Bank of New Orleans operates and the after market pricing characteristics of recently converted savings institutions. Feldman Financial advisors utilized the results of this overall analysis to establish pricing ratios that resulted in the determination of our pro forma market value.

Consistent with Office of Thrift Supervision appraisal guidelines, Feldman Financial Advisors’ analysis utilized three selected valuation procedures, the price/book method, the price/earnings method, and the price/assets method, all of which are described in its report. Feldman Financial Advisors’ appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.” Feldman Financial Advisors placed the greatest emphasis on the price/earnings and price/book methods in estimating pro forma market value. Feldman Financial Advisors compared the pro forma price/book and price earnings ratios for Louisiana Bancorp to the same ratios for a peer group of comparable companies. The peer group consists of 12 thrift holding companies with assets between $167.3 million and $368.4 million. The following are various averages for peer group companies which averages were not used as selection criteria for the peer group companies:

•	average assets of $281.0 million;

•	average non-performing assets of 0.88% of total assets;

•	average loans of 75.70% of total assets;

•	average equity of 11.16% of total assets; and

•	average net income of 0.58% of average assets.

On the basis of the analysis in its report, Feldman Financial Advisors has advised us that, in its opinion, as of March 13, 2007, the estimated pro forma market value of the common stock of Louisiana Bancorp to be sold in the offering was within the valuation range of $45.1 million and $61.0 million with a midpoint of $53.0 million.

The following table presents a summary of selected pricing ratios for Louisiana Bancorp, for the peer group and for all fully converted publicly traded savings banks. The figures for Louisiana Bancorp are from Feldman Financial Advisors’ appraisal report and they thus do not correspond exactly to the ratios presented in the Pro Forma Data section of this prospectus. Compared to the average pricing ratios of the peer group, Louisiana Bancorp’s pro forma pricing ratios at the maximum of the offering range indicate a premium of 16.5% on a price-to-earnings basis and a discount of 29.0% on a price-to-book basis.

	Price to Earnings Multiple(1)		Price to Book Value Ratio(2)	Price to Tangible Book Value Ratio(2)
Louisiana Bancorp (pro forma):
Midpoint	20.8	x	71.2%	71.2%
Maximum	23.3		74.9	74.9
Maximum, as adjusted	25.6		78.4	78.4
Peer Group:
Average	20.0	x	105.5%	111.1%
Median	16.8		107.6	110.2
All fully-converted, publicly-traded savings banks:
Average	21.0	x	125.2%	141.8%
Median	17.9		120.3	130.5

(1)	Ratios are based on earnings for twelve months ended December 31, 2006, and share prices as of March 13, 2007.

(2)	Ratios are based on book value as of December 31, 2006 and share prices as of March 13, 2007.

Our board of directors reviewed Feldman Financial Advisors’ appraisal report, including the methodology and the assumptions used by Feldman Financial Advisors, and determined that the valuation range was reasonable and adequate. Assuming that the shares are sold at $10.00 per share in the offering, the estimated number of shares would be between 4,505,000 at the minimum of the valuation range and 6,095,000 at the maximum of the valuation range, with a midpoint of 5,300,000. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the offering.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, Feldman Financial Advisors, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Feldman Financial Advisors determines that our pro forma market value has increased, we may sell up to 7,009,250 shares without any further notice to you.

No shares will be sold unless Feldman Financial Advisors confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, we may either: terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range, notify all subscribers and give them the opportunity to place a new order for shares of Louisiana Bancorp common stock; or take such other actions as may be permitted by the Office of Thrift Supervision. If the offering is terminated, all subscriptions will be cancelled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released or reduced. If Feldman Financial Advisors establishes a new valuation range, it must be approved by the Office of Thrift Supervision.

In formulating its appraisal, Feldman Financial Advisors relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. Feldman Financial Advisors also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While Feldman Financial Advisors believes this information to be reliable, Feldman Financial Advisors does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us nor independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

The appraisal report of Feldman Financial Advisors has been filed as an exhibit to our registration statement and our application for conversion, both of which this prospectus is a part, and is available for inspection in the manner set forth under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for the purchase of Louisiana Bancorp common stock have been granted under the plan of conversion to the following persons in the following order of descending priority:

(1)	“Eligible Account Holders,” that is, depositors at Bank of New Orleans with account balances of $50.00 or more as of December 31, 2005;

(2)	Our employee stock ownership plan;

(3)	“Supplemental Eligible Account Holders,” that is, persons who are not Eligible Account Holders but who are depositors at Bank of New Orleans with account balances of $50.00 or more as of March 31, 2007; and

(4)	“Other Members,” that is, persons who are not Eligible Account Holders or Supplemental Eligible Account Holders but who are depositors at Bank of New Orleans as of April 30, 2007.

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “- Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment, first priority, nontransferable subscription rights to subscribe for in the subscription offering up to the greater of:

(1)	$250,000 (25,000 shares) of common stock offered, or

(2)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the Eligible Account Holder’s qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on December 31, 2005 (the “Eligibility Record Date”), subject to the overall purchase limitations. See “– Limitations on Common Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued. Subscription Rights of

Eligible Account Holders will be subordinated to the priority rights of our employee stock ownership plan to purchase shares in excess of the maximum of the offering range.

To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also our directors or officers or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year proceeding December 31, 2005.

Priority 2: Employee Stock Ownership Plan. Our employee stock ownership plan will receive, without payment, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 8% of the common stock to be issued in the conversion, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the offering range. Our employee stock ownership plan intends to purchase 8% of the shares of common stock, or 360,400 shares and 487,600 shares based on the minimum and maximum of the offering range, respectively. Subscriptions by our employee stock ownership plan will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and community offerings, including subscriptions of any of our directors, officers, employees or associates thereof. In the event that the total number of shares offered in the conversion is increased to an amount greater than the number of shares representing the maximum of the offering range (“Maximum Shares”), our employee stock ownership plan will have a priority right to purchase any such shares exceeding the Maximum Shares up to an aggregate of 8% of the common stock. See “– Limitations on Common Stock Purchases.”

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and our employee stock ownership plan, each Supplemental Eligible Account Holder will receive, without payment, third priority, nontransferable subscription rights to subscribe for in the subscription offering up to the greater of:

(1)	$250,000 (25,000 shares) of common stock offered, or

(2)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the Supplemental Eligible Account Holder’s qualifying deposit and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on March 31, 2007 (the “Supplemental Eligibility Record Date”), subject to the overall purchase limitations. See “– Limitations on Common Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective eligible deposits bear to the total amount of eligible deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled, provided that no fractional shares shall be issued.

Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, our employee stock ownership plan and Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority, nontransferable subscription rights to purchase up to $250,000 (25,000 shares) of common stock offered, subject to the overall purchase limitations. See “– Limitations on Common Stock Purchases.”

In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, our employee stock ownership plan and Supplemental Eligible Account

Holders, is in excess of the total number of shares of common stock offered in the conversion, shares first will be allocated so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any remaining shares will be allocated among such subscribing Other Members on an equal number of shares basis per order until all orders have been filled or the remaining shares have been allocated, provided that no fractional shares shall be issued.

Expiration Date for the Subscription Offering. The subscription offering will expire at 4:00 p.m., Central Time, on June 14, 2007 (the “expiration date”), unless extended for up to 45 days or for such additional periods by us as may be approved by the Office of Thrift Supervision. The subscription offering may not be extended beyond July 29, 2009. Subscription rights which have not been exercised prior to the expiration date (unless extended) will become void.

We will not execute orders until at least the minimum number of shares of common stock (4,505,000 shares) have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the expiration date, unless such period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Bank of New Orleans pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the expiration date is granted (which is July 29, 2007), we will notify subscribers of the extension of time and subscribers will have the right to modify or rescind their subscriptions. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be cancelled.

Community Offering. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders and Other Members, we may elect to offer shares pursuant to the plan of additional stock issuance to certain members of the general public, with preference given to natural persons residing in Jefferson Parish and Orleans Parish, Louisiana, (such natural persons referred to as “Preferred Subscribers”). If commenced, the community offering may commence concurrently with or subsequent to the subscription offering and will expire not later than 45 days subsequent to the subscription offering. If we conduct a community offering, such persons may purchase up to $250,000 of common stock (25,000 shares) subject to the maximum purchase limitations. See “– Limitations on Common Stock Purchases.” This amount may be increased at our sole discretion. The opportunity to subscribe for shares of common stock in the community offering category will be subject to our right in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date.

If there are not sufficient shares available to fill the orders of Preferred Subscribers after completion of the subscription offerings, such stock will be allocated first to each Preferred Subscriber whose order is accepted by us, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose orders remain unsatisfied in the same proportion that the unfilled subscription of each bears to the total unfilled subscriptions of all Preferred Subscribers whose subscription remains unsatisfied. If there are any shares remaining, shares will be allocated to other members of the general public who subscribe in the community offering applying the same allocation described above for Preferred Subscribers.

Syndicated Community or Underwritten Public Offering. The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Sandler O’Neill & Partners, L.P., acting as our agent. In such capacity, Sandler O’Neill & Partners, L.P., may form a syndicate of other broker-dealers. Alternatively, we may sell any remaining shares in an underwritten public offering. However, we retain the right to accept or reject, in whole or in part, any orders in the syndicated community offering or underwritten public offering. Neither Sandler O’Neill & Partners, L.P. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering. However, Sandler O’Neill & Partners, L.P., has agreed to use its best efforts in the sale of shares in any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with any required regulatory approval or non-objection.

Common stock sold in the syndicated community offering will be sold at a purchase price per share which is the same price as all other shares being offered in the offering. We may begin the syndicated community offering or underwritten public offering at any time following the commencement of the subscription offering.

The opportunity to subscribe for shares of common stock in the syndicated community offering or underwritten public offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may include purchases by directors, officers and their associates in excess of the proposed management purchases discussed earlier, although no such increased purchases are currently anticipated. If other purchase arrangements cannot be made, we may terminate the offering and promptly return all funds; set a new offering range, notify all subscribers and give them the opportunity to confirm, cancel or change their orders; or take such other actions as may be permitted by the Office of Thrift Supervision.

Persons Who Cannot Exercise Subscription Rights

We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such jurisdiction is small;

•

the granting of subscription rights or the offer or sale of shares of common stock to such persons would require us, or our officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of costs or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us, or our officers, directors or employees as brokers, dealers or salesmen.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent such shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of (a) $250,000 (25,000 shares) of common stock or (b) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders, in each case as of the close of business on the Eligibility Record Date, with clause (a) above subject to the overall limitation in clause (6) below;

(3)	Our employee stock ownership plan may purchase up to 8% of the aggregate number of shares of common stock to be issued in the offering and any additional shares issued in the event of an increase in the offering range;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of (a) $250,000 (25,000 shares) of common stock and (b) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders, in each case as of the close of business on the Supplemental Eligibility Record Date, with clause (a) above subject to the overall limitation in clause (6) below;

(5)	Each Other Member or any person purchasing shares of common stock in the community offering may subscribe for and purchase up to $250,000 (25,000 shares) of common stock offered in the subscription offering or community offering, subject to the overall limitation in clause (6) below;

(6)	Except for our employee stock ownership plan and certain Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of common stock subscribed for or purchased in all categories of the conversion by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed 1.0% of the common stock offered in the offering (60,950 shares); and

(7)	No more than 31% of the total number of shares offered for sale in the conversion may be purchased by our directors and officers and their associates in the aggregate, excluding purchases by our employee stock ownership plan.

Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Bank of New Orleans, the individual amount permitted to be subscribed for and the overall purchase limitations may be increased or decreased. If either of such amounts is increased, subscribers for the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit. If either of such amounts is decreased, subscribers for the maximum amount will be decreased by the minimum amount necessary so that the subscriber will be in compliance with the new maximum limitation.

In the event of an increase in the total number of shares of common stock offered in the conversion due to an increase in the offering range of up to 15%, the additional shares will be allocated in the following order of priority in accordance with the plan of conversion:

(1)	to fill our employee stock ownership plan’s subscription of 8% of the adjusted maximum number of shares;

(2)	in the event that there is an oversubscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders, inclusive of the adjusted maximum;

(3)	in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions of Supplemental Eligible Account Holders, inclusive of the adjusted maximum;

(4)	in the event that there is an oversubscription by Other Members, to fill unfulfilled subscriptions of Other Members, inclusive of the adjusted maximum; and

(5)	to fill unfulfilled subscriptions in the community offering to the extent possible, inclusive of the adjusted maximum.

The term “associate” of a person is defined to include the following:

(1)	any corporation or other organization (other than Louisiana Bancorp, Bank of New Orleans or a majority-owned subsidiary of Bank of New Orleans) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

(2)	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and

(3)	any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of us or any of our subsidiaries.

The term “acting in concert” is defined to mean (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships, common addresses on our records and the fact that such persons have filed joint Schedules 13D or 13G with the SEC with respect to other companies.

Plan of Distribution and Marketing Arrangements

Offering materials have been initially distributed to certain persons by mail, with additional copies made available through the conversion center and Sandler O’Neill & Partners, L.P. All prospective purchasers are to send payment directly to Bank of New Orleans, where such funds will be held in a separate account earning interest and not released until the offering is completed or terminated.

We have engaged Sandler O’Neill & Partners, L.P., a broker-dealer registered with the National Association of Securities Dealers, as a financial and marketing advisor in connection with the offering of our common stock. In its role as financial and marketing advisor, Sandler O’Neill & Partners, L.P. will assist us in the offering as follows:

•	consulting as to the securities marketing implications of any aspect of the plan of conversion;

•	reviewing with our board of directors the financial impact of the offering on us based upon the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	as necessary, assisting us in scheduling and preparing for meetings with potential investors and broker-dealers; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.

For these services, Sandler O’Neill & Partners, L.P. will receive a fee of 1.0% of the aggregate dollar amount of the common stock sold in the subscription and community offerings excluding shares purchased by our tax qualified employee benefit plans and shares purchased by our directors, officers and employees and their immediate families. In recognition of the hardships faced by the New Orleans community in the aftermath of Hurricane Katrina, Sandler O’Neill Partners has agreed to contribute one-half of the fees received for the subscription and community offerings to a charity of Bank of New Orleans’ choosing that is assisting in the rebuilding effort in New Orleans. We have made an advance payment of $25,000 to Sandler O’Neill & Partners, L.P. If there is a syndicated community offering, Sandler O’Neill & Partners, L.P. will receive a management fee of 1.0% of the aggregate dollar amount of the common stock sold in the syndicated community offering. The total fees payable to Sandler O’Neill & Partners, L.P. and other National Association of Securities Dealers member firms in the syndicated community offering shall not exceed 6.0% of the aggregate dollar amount of the common stock sold in the syndicated community offering.

We will also reimburse Sandler O’Neill & Partners, L.P. for its legal fees and expenses associated with this marketing effort, up to a maximum of $70,000. If the plan of conversion is terminated or if Sandler O’Neill & Partners, L.P. terminates its agreement with us in accordance with the provisions of the agreement, Sandler O’Neill & Partners, L.P. will only receive reimbursement of its reasonable out-of-pocket expenses. We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses (including legal fees) incurred in connection with certain claims or liabilities arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933.

We have also engaged Sandler O’Neill & Partners, L.P. to act as records management agent in connection with the offering. In its role as records management agent, Sandler O’Neill & Partners, L.P. will assist us in the offering as follows: (i) consolidation of accounts and development of a central file; (ii) preparation of order forms; (iii) organization and supervision of the conversion center; and (iv) subscription services. For these services, Sandler O’Neill & Partners, L.P. will receive a fee of $10,000 and reimbursement, not to exceed $25,000, for its reasonable out-of-pocket expenses. We have made an advance payment of $5,000 to Sandler O’Neill & Partners, L.P. for its role as records management agent.

Sandler O’Neill has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold. Sandler O’Neill expresses no opinion as to the prices at which common stock to be issued may trade.

Our directors and executive officers may participate in the solicitation of offers to purchase common stock. Trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Questions of prospective purchasers regarding the offering process will be directed to registered representatives of Sandler O’Neill & Partners, L.P. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, so as to permit officers, directors, and employees to participate in the sale of the common stock. No officer, director, or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

Procedure for Purchasing Shares in the Subscription and Community Offerings

To ensure that each purchaser in the subscription and community offering receives a prospectus at least 48 hours before the applicable expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

To purchase shares in the Subscription Offering, an executed stock order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Bank of New Orleans (which may be given by completing the appropriate blanks in the order form), must be received by Bank of New Orleans by 4:00 p.m., Central time, on June 14, 2007, unless extended. In addition, we will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. We will not accept stock order forms which are not received by such time or are executed defectively or are received without full payment, or appropriate withdrawal instructions. Copies of order forms, order forms unaccompanied by an executed certification form, payments from other private third parties and wire transfers also will not be accepted. We will not accept incomplete or improperly executed forms. Once received, an executed order form may not be modified, amended or rescinded without our consent, unless the reorganization has not been completed within 45 days after the end of the Subscription Offering, unless such period has been extended.

In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date (December 31, 2005), the Supplemental Eligibility Record Date (March 31, 2007) and depositors as of the close of business on April 30, 2007, must list all accounts on the stock order form giving all names in each account and the account numbers. Failure to list all of your accounts may result in fewer shares being allocated to you than if all of your accounts had been disclosed. To preserve your subscription rights, you must register shares only in the name or names of eligible account holders, supplemental eligible account holders or other members, as appropriate, as of the Eligibility Record Date, Supplemental Eligibility Record Date or Other Member Voting Record Date. You may not add names of others who did not have subscription rights to purchase shares of our common stock.

Payment for subscriptions may be made (1) by check or money order, or (2) by authorization of withdrawal from deposit accounts maintained with Bank of New Orleans. Interest will be paid on payments made by, check or money order at Bank of New Orleans’ passbook rate of interest from the date payment is received until the offering is completed or terminated. Funds received before completion of the offering up to the minimum of the offering range will be maintained in a segregated deposit account at Bank of New Orleans. Funds received in excess of the minimum of the offering range may be maintained in a segregated deposit account at Bank of New Orleans, or at our discretion, in a segregated deposit account at an independent insured depository institution. In either case, we will pay interest on all funds received at a rate equal to Bank of New Orleans’ passbook rate, which is currently 0.5% per annum. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the reorganization, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the offering.

If a subscriber authorizes Bank of New Orleans to withdraw the amount of the purchase price from his deposit account, Bank of New Orleans will do so as of the effective date of the offering. Bank of New Orleans will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

Our employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes. Instead, our employee stock ownership plan may pay for the shares of common stock subscribed for by it at the purchase price upon completion of the offering provided that there is a valid loan commitment in force from the time of its subscription until completion. The loan commitment may be from Louisiana Bancorp or an unrelated financial institution.

Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of common stock in the Subscription and Community Offerings, provided that such IRAs are not maintained at Bank of New Orleans. Persons with IRAs maintained at Bank of New Orleans must have their accounts transferred to an unaffiliated institution or broker to purchase shares of common stock in the subscription and community offerings. In addition, applicable regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of common stock in the subscription and community offerings make such purchases for the exclusive benefit of the IRAs. Any interested parties wishing to use IRA funds for stock purchases are advised to contact the conversion center for additional information and allow sufficient time for the account to be transferred as required.

We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time before the 48 hours prior to the completion of the offering. This payment may be made by wire transfer. Our interpretation of the terms and conditions of the plan of stock issuance and of the acceptability of the order forms will be final.

Restrictions on Transfer of Subscription Rights and Shares

You may not transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of your subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. You may exercise your subscription rights only for your own account. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the conversion. With the exception of purchases through individual retirement accounts, Keogh accounts and 401(k) plan accounts, shares purchased in the subscription offering must be registered in the names of all depositors on the qualifying account(s). Deleting names of depositors or adding non-depositors or otherwise altering the form of beneficial ownership of a qualifying account will result in the loss of your subscription rights.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.

Liquidation Rights of Certain Depositors

In the unlikely event of a complete liquidation of Bank of New Orleans in its present mutual form, each of our depositors would receive his pro rata share of any of our assets remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor’s pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts at the time of liquidation. After the conversion, each depositor, in the event of a complete liquidation of Bank of New Orleans, would have a claim as a creditor of the same general priority as the claims of all other general creditors of Bank of New Orleans. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. The depositor would not have an interest in the value or assets of Bank of New Orleans above that amount.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to our net worth as of the date of its latest statement of financial condition contained in the final prospectus utilized in the conversion. As of December 31, 2006, the initial balance of the liquidation account would be approximately $29.2 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at Bank of New Orleans, would be entitled, upon a complete liquidation of Bank of New Orleans after the conversion, to an interest in the liquidation account prior to any payment to Louisiana Bancorp as the sole shareholder of Bank of New Orleans. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, interest-bearing checking accounts, money market deposit accounts, and certificates of deposit, held in Bank of New Orleans at the close of business on December 31, 2005 or March 31, 2007, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the December 31, 2005, eligibility record date (or the March 31, 2007 supplemental eligibility record date, as the case may be) bore to the balance of all deposit accounts in Bank of New Orleans on such dates. For deposit accounts in existence at both the December 31, 2005 eligibility record date and the March 31, 2007 supplemental eligibility record date, separate initial sub account balances will be determined for such accounts on each of the respective dates. The liquidation account will be an off balance sheet memorandum account. The balance of the liquidation account will not be reflected in our published financial statements.

If, however, on any December 31 annual closing date, commencing December 31, 2007, the amount in any deposit account is less than the amount in such deposit account on December 31, 2005 or March 31, 2007, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the claims of general creditors (including the claims of all depositors to the withdrawal value of their accounts) and the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Louisiana Bancorp as the sole shareholder of Bank of New Orleans.

Tax Aspects

Completion of the conversion is expressly conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Louisiana tax laws, to the effect that consummation of the transactions contemplated hereby will not result in a taxable reorganization under the provisions of the applicable codes or otherwise result in any adverse tax consequences to us or to account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued.

Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has issued an opinion to us that, for federal income tax purposes:

(1)	Our change in form from mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code and we will not recognize any gain or loss as a result of the conversion;

(2)	no gain or loss will be recognized by us upon the purchase of Bank of New Orleans’ capital stock by Louisiana Bancorp;

(3)	no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in Bank of New Orleans in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the mutual bank;

(4)	the tax basis of the depositors’ deposit accounts in Bank of New Orleans immediately after the conversion will be the same as the basis of their deposit accounts immediately prior to the conversion;

(5)	the tax basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interest in the liquidation account will be zero;

(6)	the tax basis to the shareholders of the common stock purchased in the conversion will be the amount paid therefor;

(7)	the holding period for shares of common stock will begin on the date of the exercise of the subscription right and on the day after the date of purchase if purchased in the community offering or syndicated community offering; and

(8)	it is more likely than not that the Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain upon the issuance to them of withdrawable savings accounts in

Bank of New Orleans following the conversion, interests in the liquidation account and nontransferable subscription rights to purchase Louisiana Bancorp common stock in exchange for their savings accounts and proprietary interests in Bank of New Orleans.

In reaching their conclusions in opinions (4), (5) and (8) above, Elias, Matz, Tiernan & Herrick L.L.P. has noted that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Elias, Matz, Tiernan & Herrick L.L.P. has also noted that Feldman Financial Advisors has issued a letter dated March 19, 2007, as described below, stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to recipients of the subscription rights in lieu of such rights or to those recipients who fail to exercise such rights. In addition, the IRS was requested in 1993 in a private letter ruling to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another conversion and declined to express any opinion. Elias, Matz, Tiernan & Herrick L.L.P. believes because of the factors noted above in this paragraph that it is more likely than not that the nontransferable subscription rights to purchase common stock will have no ascertainable value at the time the rights are granted.

LaPorte, Sehrt, Romig & Hand, has also advised us that the tax effects of the conversion under Louisiana law are substantially the same as they are under federal law.

In the opinion of Feldman Financial Advisors, the subscription rights will have no ascertainable value at the time of distribution or exercise, based on the fact that such rights will be acquired by the recipients without cost, will be nontransferable and of short duration, and will afford the recipients the right only to purchase the common stock at the same price as will be paid by members of the general public in any community offering.

The issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. If the nontransferable subscription rights to purchase common stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and we may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Internal Revenue Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

Unlike private rulings, an opinion is not binding on the IRS, and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding. Eligible subscribers are encouraged to consult with their own tax advisor as to their own tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

Delivery of Certificates

Certificates representing Louisiana Bancorp common stock issued in the conversion will be mailed by our transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, such subscribers may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

Required Approvals

Various approvals of the Office of Thrift Supervision are required to complete the conversion. The Office of Thrift Supervision approved the plan of conversion, subject to approval by Bank of New Orleans’ members and other standard conditions. The Office of Thrift Supervision has also approved our holding company application, subject to the following standard conditions:

(1)	The acquisition of Bank of New Orleans by Louisiana Bancorp must be completed within 120 days of approval of the application;

(2)	We must file legal and accounting and other standard certifications with the Office of Thrift Supervision; and

(3)	We must not take any action that would prevent Louisiana Bancorp common stock from being listed on an exchange or quoted on the Nasdaq system.

We are required to make certain filings with state securities regulatory authorities in connection with the issuance of common stock in the conversion.

Certain Restrictions on Purchase or Transfer of Shares After the Conversion

All shares of common stock purchased in connection with the conversion by any of our directors or executive officers will be subject to a restriction that the shares not be sold for a period of one year following the conversion, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to our transfer agent. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. Our directors and executive officers will also be subject to the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934 as long as the common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

Purchases of our common stock by our directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan, such as our employee stock ownership plan, or by any non-tax-qualified employee stock benefit plan, such as the recognition plan.

Any repurchases of common stock by us in the future will be subject to the receipt of any necessary approvals from the Office of Thrift Supervision during the first year after the conversion.

RESTRICTIONS ON ACQUISITION OF LOUISIANA BANCORP AND BANK OF NEW ORLEANS

AND RELATED ANTI-TAKEOVER PROVISIONS

Restrictions in Our Articles of Incorporation and Bylaws and Louisiana Law

Certain provisions of our articles of incorporation and bylaws and Louisiana law which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. Provisions in our articles of incorporation and bylaws provide, among other things,

•	that our board of directors is divided into classes with only one-third of our directors standing for reelection each year;

•

that no person shall directly or indirectly acquire or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of voting securities of Louisiana Bancorp;

•	that special meetings of shareholders may be called by shareholders who beneficially own at least 50% of the outstanding voting shares of Louisiana Bancorp;

•	that shareholders generally must provide us advance notice of shareholder proposals and director nominations and provide certain specified related information; and

•

the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval.

Provisions of the Louisiana Business Corporation Law applicable to us as well as our articles of incorporation contain certain provisions which may be deemed to have an anti-takeover effect, including:

•	rights of shareholders to receive the fair value for their shares following a control transaction from a controlling person or group; and

•

a supermajority voting requirement for a business combination with an “interested shareholder” (defined generally as the beneficial owner of 10% or more of the corporation’s outstanding shares) unless certain minimum price and procedural safeguards are satisfied.

The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so. The provisions may also render the removal of our board of directors or management more difficult. Furthermore, such provisions could render us being deemed less attractive to a potential acquiror and/or could result in our shareholders receiving a lesser amount of consideration for their shares of our common stock than otherwise could have been available either in the market generally and/or in a takeover.

A more detailed discussion of these and other provisions of our articles of incorporation and bylaws and the Louisiana Business Corporation Law is set forth below.

Board of Directors. Our articles of incorporation and bylaws provide that our board of directors be divided into three classes of directors each and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Holders of our common stock will not have cumulative voting in the election of directors.

Under our articles of incorporation, subject to the rights of the holders of any class or series of stock having preference over our common stock, any vacancy occurring in our board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present. Any director so chosen to fill a vacancy will hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Our articles of incorporation also provide that, subject to the rights of the holder of any class or series of stock having preference over our common stock, any director may be removed by shareholders without cause by the affirmative vote of at least 75% of all outstanding shares entitled to vote in the election of directors, and may be removed with cause only upon the vote of at least a majority of the total votes eligible to be cast by shareholders. Cause for removal will be deemed to exist only if the director in question:

•	convicted of a felony or an offense punishable by imprisonment for a term of more than one year by a court of competent jurisdiction; or

•	deemed liable by a court of competent jurisdiction for gross negligence or misconduct in the performance of duties to Louisiana Bancorp.

Limitation on Voting Rights. Article 10.A of our articles of incorporation provides that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of Louisiana Bancorp, or (ii) any securities convertible into, or exercisable for, any equity securities of Louisiana Bancorp if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of Louisiana Bancorp. The term “person” is broadly defined to prevent circumvention of this restriction.

The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to Louisiana Bancorp by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by us and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of our entire board of directors. In the event that shares are acquired in violation of Article 10.A, all shares beneficially owned by any person in excess of 10% shall be considered “Excess Shares” and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote, and the board of directors may cause such Excess Shares to be transferred to an independent trustee for sale on the open market or otherwise, with the expenses of such trustee to be paid out of the proceeds of sale.

Indemnification and Limitation of Liability. Article 8.A of our articles of incorporation provides that a director or officer of Louisiana Bancorp will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director or officer except to the extent that by law a director’s or officer’s liability for monetary damages may not be limited. This provision does not eliminate or limit the liability of our directors and officers for (a) any breach of the director’s or officer’s duty of loyalty to Louisiana Bancorp or our shareholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any unlawful dividend, stock repurchase or other distribution, payment or return of assets to shareholders, or (d) any transaction from which the director or officer derived an improper personal benefit. This provision may preclude shareholder derivative actions and may be construed to preclude other third-party claims against the directors and officers.

Our articles of incorporation also provide that Louisiana Bancorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of Louisiana Bancorp, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification is furnished to the full extent provided by law against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The indemnification provisions also permit us to pay reasonable expenses in advance of the final disposition of any action, suit or proceeding as authorized by our Board of Directors, provided that the indemnified person undertakes to repay us if it is ultimately determined that such person was not entitled to indemnification.

The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights which may be available under our bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize us to maintain insurance on behalf of any person who is or was our director, officer, employee or agent, whether or not we would have the power to provide indemnification to such person. By action of the board of directors, we may create and fund a trust fund or other fund or form of self-insurance arrangement of any nature, and may enter into agreements with our officers, directors, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in the provisions in the articles of incorporation and bylaws regarding indemnification. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.

Authorized Shares. Article 4 of our articles of incorporation authorizes the issuance of 50,000,000 shares of stock, of which 10,000,000 shares shall be shares of serial preferred stock, and 40,000,000 shall be common stock. The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Louisiana Bancorp. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. We currently have no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

Special Meetings of Shareholders and Shareholder Nominations and Proposals. Article 9.B of the articles of incorporation provides that special meetings of shareholders may only be called by (i) the President, (ii) a majority of the board of directors, and (iii) by persons who beneficially own an aggregate of at least 50% of the outstanding voting shares, except as may otherwise be provided by law. The articles of incorporation also provide that any action permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is given by the holders of all outstanding shares entitled to vote and filed with the secretary of Louisiana Bancorp.

Article 9.D of our articles of incorporation provides that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting.

To be properly brought before an annual meeting, business must be specified in the notice of the meeting, or any supplement thereto, given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to Louisiana Bancorp’s secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at Louisiana Bancorp’s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials by Louisiana Bancorp in connection with the immediately preceding annual meeting of shareholders, or, in the case of the first annual meeting of shareholders following the conversion, by December 15, 2007. Louisiana Bancorp’s articles of incorporation also require that the notice must contain certain information in order to be considered. The board of directors may reject any shareholder proposal not made in accordance with the articles of incorporation. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with our articles of incorporation, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Article 6.F. of our articles of incorporation provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in such Article 6.F. Written notice of a shareholder nomination must include certain specified information and must be communicated to the attention of the secretary and either delivered to, or mailed and received at, Louisiana Bancorp’s principal executive offices not later than (a) with respect to an annual meeting of shareholders, 120 days prior to the anniversary date of the mailing of proxy materials by Louisiana Bancorp in connection with the immediately preceding annual meeting of shareholders, or in the case of the first annual meeting following the conversion by December 15, 2007.

The procedures regarding shareholder proposals and nominations are intended to provide Louisiana Bancorp’s board of directors with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting. The proposed procedures, however, will give incumbent directors advance notice of a business proposal or nomination. This may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of Louisiana Bancorp or its shareholders.

Amendment of Articles of Incorporation and Bylaws. Article 11 of our articles of incorporation generally provides that any amendment of the articles of incorporation must be first approved by a majority of the board of directors and then by the holders of a majority of the shares of Louisiana Bancorp entitled to vote in an election of directors, except that the approval of 75% of the shares entitled to vote in an election of directors is required for any amendment to Articles

6 (directors), 7 (preemptive rights), 8 (indemnification), 9 (meetings of shareholders and shareholder proposals), 10 (restrictions on acquisitions) and 11 (amendments).

Our bylaws may be amended by a majority of the board of directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the bylaws.

Louisiana Corporate Law

In addition to the provisions contained in our articles of incorporation, the Louisiana Business Corporation Law (“BCL”) includes certain provisions applicable to Louisiana corporations, such as Louisiana Bancorp, which may be deemed to have an anti-takeover effect. Such provisions include (i) rights of shareholders to receive the fair value of their shares of stock following a control transaction from a controlling person or group and (ii) requirements relating to certain business combinations.

The Louisiana BCL provides that any person who acquires “control shares” will be able to vote such shares only if the right to vote is approved by the affirmative vote of at least a majority of both (1) all the votes entitled to be cast by shareholders and (2) all the votes entitled to be cast by shareholders excluding “interested shares”. “Control shares” is defined to include shares that would entitle the holder thereof, assuming the shares had full voting rights, to exercise voting power within any of the following ranges: (a) 20% or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. Any acquisition that would result in the ownership of control shares in a higher range would require an additional vote of shareholders. “Interested shares” includes control shares and any shares held by an officer or employee director of the corporation. If the control shares are provided full voting rights, all shareholders have dissenters’ rights entitling them to receive the “fair cash value” of their shares, which shall not be less than the highest price paid per share to acquire the control shares.

The Louisiana BCL defines a “Business Combination” generally to include (a) any merger, consolidation or share exchange of the corporation with an “Interested Shareholder” or affiliate thereof, (b) any sale, lease, transfer or other disposition, other than in the ordinary course of business, of assets equal to 10% or more of the market value of the corporation’s outstanding stock or of the corporation’s net worth to any Interested Shareholder or affiliate thereof in any 12-month period, (c) the issuance or transfer by the corporation of equity securities of the corporation with an aggregate market value of 5% or more of the total market value of the corporation’s outstanding stock to any Interested Shareholder or affiliate thereof, except in certain circumstances, (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an Interested Shareholder or affiliate thereof, or (e) any reclassification of the corporation’s stock or merger which increases by 5% or more the ownership interest of the Interested Shareholder or any affiliate thereof. “Interested Shareholder” includes any person who beneficially owns, directly or indirectly, 10% or more of the corporation’s outstanding voting stock, or any affiliate thereof who had such beneficial ownership during the preceding two years, excluding in each case the corporation, its subsidiaries and their benefit plans.

Under the Louisiana BCL, a Business Combination must be approved by any vote otherwise required by law or the articles of incorporation, and by the affirmative vote of at least each of the following: (1) 80% of the total outstanding voting stock of the corporation; and (2) two-thirds of the outstanding voting stock held by persons other than the Interested Shareholder. However, the supermajority vote requirement shall not be applicable if the Business Combination meets certain minimum price requirements and other procedural safeguards, or if the transaction is approved by the Board of Directors prior to the time that the Interested Shareholder first became an Interested Shareholder.

The BCL authorizes the board of directors of Louisiana business corporations to create and issue (whether or not in connection with the issuance of any of its shares or other securities) rights and options granting to the holders thereof (1) the right to convert shares or obligations into shares of any class, or (2) the right or option to purchase shares of any class, in each case upon such terms and conditions as the Company may deem expedient.

Anti-Takeover Effects of the Articles of Incorporation and Bylaws and the Louisiana Business Corporation Law

The foregoing provisions of the articles of incorporation and bylaws of Louisiana Bancorp and Louisiana law could have the effect of discouraging an acquisition of Louisiana Bancorp or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of our common stock.

The board of directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors. The board of directors believes that these provisions are in our best interests and shareholders. In the board of director’s judgment, the board of directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of shareholders. Accordingly, the board of directors believes that it is in our best interests and shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the board of directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of our stock and where the transaction is in the best interests of all shareholders.

Despite the board of directors’ belief as to the benefits to our shareholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. The board of directors, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages.

Regulatory Restrictions

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings institution unless the Office of Thrift Supervision has been given 60 days’ prior written notice. The Home Owners’ Loan Act provides that no company may acquire “control” of a savings institution without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a thrift holding company subject to registration, examination and regulation by the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock, of a savings institution where certain enumerated “control factors” are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition if (a) it would result in a monopoly or substantially lessen competition, (b) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (c) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of a savings institution’s capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security of the savings institution.

During the conversion and for three years following the conversion and reorganization, Office of Thrift Supervision regulations prohibit any person from acquiring, either directly or indirectly, or making an offer to acquire more than 10% of the stock of any converted savings institution, such as Bank of New Orleans, without the prior written approval of the Office of Thrift Supervision, except for:

•	any offer with a view toward public resale made exclusively to the institution or to underwriters or a selling group acting on its behalf;

•	offers that if consummated would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock;

•	offers in the aggregate for up to 24.9% by the employee stock ownership plan or other tax-qualified plans of us or Bank of New Orleans; and

•

an offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the savings institution by a corporation whose ownership is or will be substantially the same as the ownership of the savings institution, provided that the offer or acquisition is made more than one year following the date of completion of the conversion and reorganization.

Such prohibition also is applicable to the acquisition of our common stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of shareholders. The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for an institution’s stock under circumstances that give rise to a conclusive or rebuttable determination of control under Office of Thrift Supervision regulations.

In addition to the foregoing, the plan of conversion prohibits any person, prior to the completion of the conversion and reorganization, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights or common stock. See “The Conversion – Restrictions on Transfer of Subscription Rights and Shares.”

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 50,000,000 shares of capital stock, of which 40,000,000 are shares of common stock, par value $.01 per share (the “Common Stock”) and 10,000,000 are shares of preferred stock, par value $.01 per share (the “Preferred Stock”). We currently expect to issue up to a maximum of 6,095,000 shares of Common Stock and no shares of Preferred Stock in the conversion. Each share of our Common Stock issued in the conversion will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock issued in the conversion. Upon payment of the purchase price of $10.00 per share for the Common Stock in accordance with the plan of conversion, all such stock will be duly authorized, fully paid and nonassessable based on the laws and regulations in effect as of the date of consummation of the conversion.

Our Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See “Dividends.” The holders of our Common Stock will be entitled to receive and share equally in such dividends as may be declared by our board of directors out of funds legally available therefor. If we issue Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

Voting Rights. Upon completion of the conversion, the holders of our Common Stock will possess exclusive voting rights in Louisiana Bancorp. They will elect our board of directors and act on such other matters as are required to be presented to them under Louisiana law or our articles of incorporation or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Louisiana Bancorp and Bank of New Orleans and Related Anti-Takeover Provisions,” each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If we issue Preferred Stock, holders of the Preferred Stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of Bank of New Orleans, Louisiana Bancorp, as the sole holder of the bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Bank of New Orleans (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see “The Conversion and Offering – Liquidation Rights of Certain Depositors”), all assets of Bank of New Orleans available for distribution. In the event of any liquidation, dissolution or winding up of Louisiana Bancorp, the holders of our Common Stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of the assets of the company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of our Common Stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of our Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. Our Common Stock is not subject to any required redemption.

Preferred Stock

None of the shares of our authorized Preferred Stock will be issued in the conversion. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. Our board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

EXPERTS

The financial statements of Bank of New Orleans as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 included in this prospectus have been included herein in reliance upon the report of LaPorte, Sehrt, Romig & Hand, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Deloitte & Touche LLP previously performed audits of Bank of New Orleans’ consolidated financial statements for the years ended December 31, 2005 and 2004. On December 21, 2006, the Bank notified Deloitte & Touche that it had been dismissed. Deloitte & Touche LLP’s reports did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two years ended December 31, 2005, and through December 21, 2006, there were no disagreements between Bank of New Orleans and Deloitte & Touche LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which disagreements would have caused Deloitte & Touche LLP to make reference to the subject matter of such disagreements in connection with its report. None of the “reportable events” described in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended, occurred during the two years ended December 31, 2005, or through December 21, 2006.

The Bank engaged LaPorte, Sehrt, Romig & Hand on December 21, 2006. During the two years ended December 31, 2005 and from December 31, 2005 through engagement of LaPorte, Sehrt, Romig & Hand as Bank of New Orleans’ independent registered public accounting firm, neither Bank of New Orleans nor anyone on its behalf consulted LaPorte, Sehrt, Romig & Hand with respect to any accounting or auditing issues involving Bank of New Orleans. In particular, there was no discussion between LaPorte, Sehrt, Romig & Hand and the Bank of New Orleans regarding the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on the financial statements, or any matter that was either the subject of a disagreement with Deloitte & Touche LLP on accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the matter in their report, or a “reportable event” as described in Item 304(a)(1)(v) of the Regulation S-K promulgated by the SEC.

The change of our independent public accounting firm was approved by our board of directors.

Feldman Financial Advisors has consented to the publication herein of the summary of its report to Bank of New Orleans and Louisiana Bancorp setting forth its opinion as to the estimated pro forma market value of the Common Stock to be outstanding upon completion of the conversion and its opinion with respect to subscription rights.

LEGAL AND TAX OPINIONS

The legality of the Common Stock and the federal income tax consequences of the conversion will be passed upon for Bank of New Orleans and Louisiana Bancorp by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel. The Louisiana income tax consequences of the conversion will be passed upon for Bank of New Orleans and Louisiana Bancorp, Inc. by LaPorte, Sehrt, Romig & Hand, Metairie, Louisiana. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. by Muldoon Murphy & Aguggia, L.L.P., Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Louisiana Bancorp has filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of its common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete.

Bank of New Orleans has filed an application with respect to the conversion with the Office of Thrift Supervision. This prospectus omits certain information contained in that application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 225 East John Carpenter Freeway, Suite 500, Irving, Texas 75062. Louisiana Bancorp also has filed a holding company application with the OTS. This prospectus omits certain information contained in that application.

In connection with the conversion, Louisiana Bancorp will register its common stock with the SEC under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, Louisiana Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934. Louisiana Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the conversion.

I NDEX TO FINANCIAL STATEMENTS

Bank of New Orleans

All financial statement schedules are omitted because the required information either is not applicable or is shown in the financial statements or in the notes thereto.

The registrant, Louisiana Bancorp, Inc., is in organization and has not yet commenced operations to date; accordingly, the financial statements of Louisiana Bancorp, Inc. have been omitted because of their immateriality.

To the Board of Directors

Bank of New Orleans

Metairie, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of BANK OF NEW ORLEANS (the Bank), as of December 31, 2006 and 2005, and the related statements of income, comprehensive income (loss), changes in equity capital, and cash flows for the years ended December 31, 2006, 2005, and 2004. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BANK OF NEW ORLEANS as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ LaPorte, Sehrt, Romig and Hand

A Professional Accounting Corporation

Metairie, Louisiana

March 3, 2007

BANK OF NEW ORLEANS

BALANCE SHEETS

	December 31,
	2006	2005
	(In Thousands)
ASSETS
Cash and Cash Equivalents	$6,449	$17,967
Securities Available-for-Sale, at Fair Value (Amortized Cost of $56,514 in 2006, and $64,541 in 2005)	55,691	63,321
Securities Held-to-Maturity, at Amortized Cost (Estimated Fair Value of $60,983 in 2006, and $58,959 in 2005)	61,289	59,189
Loans, Net of Allowance for Loan Losses of $2,292 in 2006, and $2,760 in 2005	89,266	92,449
Accrued Interest Receivable	1,259	1,580
Stock in Federal Home Loan Bank, at Cost	2,202	2,808
Premises and Equipment, Net	1,939	2,017
Other Assets	1,631	1,573

Total Assets	$219,726	$240,904

LIABILITIES AND EQUITY CAPITAL
LIABILITIES
Deposits
Noninterest-bearing	$4,095	$4,786
Interest-bearing	146,240	152,459

Total Deposits	150,335	157,245
FHLB Advances	35,242	50,313
Advance Payments by Borrowers for Taxes and Insurance	3,073	5,093
Accrued Interest Payable	473	324
Other Liabilities	1,405	1,017

Total Liabilities	190,528	213,992

COMMITMENTS AND CONTINGENCIES	—	—
EQUITY CAPITAL
Retained Earnings	29,741	27,718
Accumulated Other Comprehensive Loss	(543)	(806)

Total Equity Capital	29,198	26,912

Total Liabilities and Equity Capital	$219,726	$240,904

The accompanying notes are an integral part of these financial statements.

BANK OF NEW ORLEANS

STATEMENTS OF INCOME

	For the Years Ended December 31,
	2006	2005	2004
	(In Thousands)
INTEREST AND DIVIDEND INCOME
Loans, Including Fees	$5,841	$5,779	$4,665
Mortgage Backed Securities	4,499	4,326	4,832
Investment Securities and Interest Bearing Deposits	1,909	1,110	1,341

Total Interest and Dividend Income	12,249	11,215	10,838

INTEREST EXPENSE
Deposits	3,576	2,825	2,577
Advances from Federal Home Loan Bank	1,758	2,090	2,093

Total Interest Expense	5,334	4,915	4,670

NET INTEREST INCOME	6,915	6,300	6,168
(RECOVERY) PROVISION FOR LOAN LOSSES	(458)	2,250	16

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,373	4,050	6,152

NON-INTEREST (LOSS) INCOME
Customer Service Fees	370	350	423
Net (Loss) Gain on Sales of Available-for-Sale Securities	(92)	—	94
Other Income	143	261	94

Total Non-Interest Income	421	611	611

NON-INTEREST EXPENSES
Salaries and Employee Benefits	2,996	2,741	2,867
Occupancy Expense	619	681	686
Other Expenses	1,180	1,001	1,092

Total Non-Interest Expenses	4,795	4,423	4,645

INCOME BEFORE INCOME TAX EXPENSE	2,999	238	2,118
INCOME TAX EXPENSE	976	36	675

NET INCOME	$2,023	$202	$1,443

The accompanying notes are an integral part of these financial statements.

BANK OF NEW ORLEANS

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2006	2005	2004
	(In Thousands)
NET INCOME	$2,023	$202	$1,443
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized Holding Gains (Losses) Arising During the Period	202	(880)	(417)
Reclassification Adjustment for Losses (Gains) Included in Net Income	61	—	(62)

Total Other Comprehensive Income (Loss)	263	(880)	(479)

COMPREHENSIVE INCOME (LOSS)	$2,286	$(678)	$964

The accompanying notes are an integral part of these financial statements.

BANK OF NEW ORLEANS

STATEMENTS OF CHANGES IN EQUITY CAPITAL

For the Years Ended December 31, 2006, 2005, and 2004

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity Capital
	(In Thousands)
BALANCES AT DECEMBER 31, 2003	$26,073	$553	$26,626
Net Income - Year Ended December 31, 2004	1,443	—	1,443
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	—	(479)	(479)

BALANCES AT DECEMBER 31, 2004	27,516	74	27,590
Net Income - Year Ended December 31, 2005	202	—	202
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	—	(880)	(880)

BALANCES AT DECEMBER 31, 2005	27,718	(806)	26,912
Net Income - Year Ended December 31, 2006	2,023	—	2,023
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	—	263	263

BALANCES AT DECEMBER 31, 2006	$29,741	$(543)	$29,198

The accompanying notes are an integral part of these financial statements.

BANK OF NEW ORLEANS

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2006	2005	2004
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$2,023	$202	$1,443
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation	256	296	283
(Recovery) Provision for Loan Losses	(458)	2,250	16
Discount Accretion Net of Premium Amortization	282	517	794
Gain on Insurance Settlement	—	(182)	—
Deferred Income Tax Expense (Benefit)	12	(450)	(15)
Loss (Gain) on Sale of Securities	92	—	(94)
Gain on Sale of Loans	(33)	(48)	(62)
Originations of Loans Held-for-Sale	(150)	(2,960)	(4,981)
Proceeds from Sales of Loans Held-for-Sale	150	2,992	5,035
Decrease (Increase) in Accrued Interest Receivable	321	(464)	110
(Increase) Decrease in Other Assets	(206)	(14)	150
Increase in Accrued Interest Payable	149	52	5
Increase (Decrease) in Other Liabilities	390	181	(70)

Net Cash Provided by Operating Activities	2,828	2,372	2,614

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Securities Available-for-Sale	(13,824)	(12,000)	(5,810)
Purchase of Securities Held-to-Maturity	(13,939)	(15,180)	(27,374)
Proceeds from Maturities of Securities Available-for-Sale	15,530	25,970	29,139
Proceeds from Maturities of Securities Held-to-Maturity	11,880	13,676	14,629
Proceeds from Sales of Securities Available-for-Sale	5,907	—	7,122
Net Increase in Loans Receivable	(961)	(11,858)	(19,056)
Proceeds from Sales of Loans Held for Investing	4,634	3,439	3,199
Insurance Proceeds - Property Damage	—	300	—
Purchase of Property and Equipment	(178)	(208)	(254)
Net Decrease (Increase) in Investment in Federal Home Loan Bank Stock	606	590	(62)

Net Cash Provided by Investing Activities	9,655	4,729	1,533

The accompanying notes are an integral part of these financial statements.

BANK OF NEW ORLEANS

STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2006	2005	2004
	(In Thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease) Increase in Deposits	(6,910)	16,430	(4,474)
(Decrease) Increase in Advances by Borrowers for Taxes and Insurance	(2,020)	4,368	(65)
Decrease in Advances from Federal Home Loan Bank, Net	(15,071)	(16,095)	(333)

Net Cash (Used in) Provided by Financing Activities	(24,001)	4,703	(4,872)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,518)	11,804	(725)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,967	6,163	6,888

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,449	$17,967	$6,163

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
Interest	$5,185	$4,862	$4,675

Income Taxes	$1,166	$386	$604

The accompanying notes are an integral part of these financial statements.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

BANK OF NEW ORLEANS (Bank) is a Federal mutual savings bank which attracts deposits from the general public and uses such deposits primarily to originate loans secured by first mortgages on owner-occupied, family residences and other properties.

The Bank is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank’s activities are with customers located within the greater New Orleans area in Louisiana. Note B discusses the types of securities in which the Bank invests. Note C discusses the types of lending in which the Bank engages. The Bank does not have any significant concentrations in any one industry or to any one customer.

CASH AND CASH EQUIVALENTS

For the purposes of the Statements of Cash Flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and securities purchased under agreements to resell, all of which mature within ninety days.

INVESTMENT SECURITIES

Securities are being accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires the classification of securities into one of three categories: Trading, Available-for-Sale, or Held-to-Maturity. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically.

Available-for-sale securities are stated at market value, with unrealized gains and losses, net of income taxes, reported as a separate component of accumulated other comprehensive income until realized. The amortized cost of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security.

Securities designated as held-to-maturity are stated at cost adjusted for amortization of the related premiums and accretion of discounts, using the interest method. The Bank has the positive intent and ability to hold these securities to maturity.

The Bank held no trading securities as of December 31, 2006 or 2005.

Amortization, accretion and accrued interest are included in interest income on securities. Realized gains and losses, and declines in value judged to be other than temporary, are included in net securities gains or losses. Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOANS

The Bank grants one-to-four family, multi-family residential, commercial and land mortgage loans and consumer and construction loans, and lines of credit to customers. Certain first mortgage loans are originated and sold under loan sales agreements. A substantial portion of the loan portfolio is represented by mortgage loans throughout the greater New Orleans area. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

When the payment of principal or interest on a loan is delinquent for more than 90 days, or earlier in some cases, the loan is placed on non-accrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on non-accrual status, interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to the allowance for loan losses. Generally, any payments received on non-accrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

The Bank considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank’s impaired loans include troubled debt restructuring, and performing and non-performing major loans in which full payment of principal or interest is not expected. The Bank calculates an allowance required for impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of its collateral.

Subsequent to Hurricane Katrina, the Bank deferred loan payments for certain loans for the months of September, October and November 2005. Interest continued to accrue at the contract rate, and unpaid interest for these months was added to the customer’s balance and re-amortized through the loan’s maturity. For loans which were performing prior to Katrina, the deferral period was not considered in measuring delinquency and performing status.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance for loan losses when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance is an amount that represents the amount of probable and reasonably estimable known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

It should be understood that estimates of future loan losses involve an exercise of judgment. While it is possible that in particular periods, the Bank may sustain losses, which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the accompanying statements of condition is adequate to absorb possible losses in the existing loan portfolio.

LOANS HELD-FOR-SALE

Loans held-for-sale include originated mortgage loans intended for sale in the secondary market, which are carried at the lower of cost or estimated market value. Loans held-for-sale are identified at the time of origination, in accordance with the Bank’s interest rate risk strategy. In addition, the Bank occasionally sells loans that it originates, but can not hold, due to regulatory limitations on loans to one borrower, concentrations of credit in a particular property type or industry.

Student loans are held for investment purposes as long as the student is still in school. In accordance with the Bank’s agreement with SLMA, these loans are transferred to the held-for-sale category and are sold, once the student has gone into repayment status.

LOAN FEES, LOAN COSTS, DISCOUNTS AND PREMIUMS

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment to the related loan’s yield using the interest method over the contractual life of the loan.

Discounts received in connection with mortgage loans purchased are amortized to income over the term of the loan using the interest method. Premiums on purchased loans are amortized over the term of the loan using the interest method.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost, less accumulated depreciation. The Bank computes depreciation and amortization generally on the straight-line method for both financial reporting and Federal income tax purposes. Estimated useful lives of premises and equipment range as follows:

Buildings	20 – 40 Years
Furniture, Fixtures and Equipment	3 – 10 Years
Automobiles	5 Years

REAL ESTATE OWNED

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value, less estimated cost to sell, at the date of foreclosure and any related write-down is charged to the allowance for loan losses. Management periodically performs valuations, and an allowance for losses will be established when any significant and permanent decline reduces the fair value to less than the carrying value. The ability of the Bank to recover the carrying value of real estate is based upon future sales of the real estate owned. The ability to affect such sales is subject to market conditions and other factors, many of which are beyond the Bank’s control. Operating income of such properties, net of related expenses, and gains and losses on their disposition are included in the accompanying statements of income.

INCOME TAXES

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

ADVERTISING COSTS

The Bank expenses advertising costs as incurred. Advertising costs were $169,000, $146,000, and $180,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

COMPREHENSIVE EARNINGS

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheets, such items, along with net earnings, are components of comprehensive earnings.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and deferred taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 155, Accounting for Certain Hybrid Financial Instruments. This Statement amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securities financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This pronouncement is not expected to have an effect on the financial position and results of operations of the Bank.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain prescribed situations. In addition, this Statement requires that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. The FASB recommends that entities should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. This pronouncement is not expected to have a material effect on the financial position and results of operations of the Bank.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This pronouncement is not expected to have an effect on the financial position and results of operations of the Bank.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In September 2006, the FASB issued SFAS No. 158, Postretirement Plans. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. This pronouncement is not expected to have an effect on the financial position and results of operations of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. This pronouncement is not expected to have an effect on the financial position and results of operations of the Bank.

In June 2006, the FASB issued Interpretation Number (FIN) 48, Accounting for Uncertainty in Income Taxes (as amended). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. This pronouncement is not expected to have an effect on the financial position and results of operations of the Bank.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE B

SECURITIES

A summary of securities classified as available-for-sale at December 31, 2006 and 2005, with gross unrealized gains and losses, is as follows:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Securities Available-for-Sale:
Mortgage-Backed Securities
GNMA	$1,087	$27	$—	$1,114
FNMA	25,762	16	(689)	25,089
FHLMC	7,983	—	(171)	7,812

	34,832	43	(860)	34,015
U.S. Government and Agency Obligations	21,682	45	(51)	21,676

	$56,514	$88	$(911)	$55,691

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Securities Available-for-Sale:
Mortgage-Backed Securities
GNMA	$1,281	$65	$—	$1,346
FNMA	33,231	—	(327)	32,904
FHLMC	10,190	19	(891)	9,318

	44,702	84	(1,218)	43,568

U.S. Government and Agency Obligations	19,839	68	(154)	19,753

	$64,541	$152	$(1,372)	$63,321

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE B

SECURITIES (Continued)

A summary of securities classified as held-to-maturity at December 31, 2006 and 2005, with gross unrealized gains and losses, is as follows:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Securities Held-to-Maturity:
Mortgage-Backed Securities
GNMA	$2,460	$55	$(5)	$2,510
FNMA	40,569	153	(502)	40,220
FHLMC	14,516	33	(149)	14,400

	57,545	241	(656)	57,130
U.S. Government and Agency Obligations	298	—	—	298
Municipal Obligations
Revenue Bonds	550	21	—	571
General Obligation Bond	2,896	88	—	2,984

	3,446	109	—	3,555

	$61,289	$350	$(656)	$60,983

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
Securities Held-to-Maturity:
Mortgage-Backed Securities
GNMA	$3,371	$100	$(12)	$3,459
FNMA	44,141	154	(496)	43,799
FHLMC	7,731	18	(132)	7,617

	55,243	272	(640)	54,875

U.S. Government and Agency Obligations	503	3	—	506
Municipal Obligations
Revenue Bonds	549	25	—	574
General Obligation Bond	2,894	110	—	3,004

	3,443	135	—	3,578

	$59,189	$410	$(640)	$58,959

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE B

SECURITIES (Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity securities by contractual maturity at December 31, 2006, are as follows. Actual maturities will differ from contractual maturities because borrowers have the right to put or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale Securities		Held-to-Maturity Securities
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)		(In Thousands)
Amounts Maturing in:
Within One Year	$—	$—	$12	$12
One to Five Years	24,076	23,963	2,770	2,843
Five to Ten Years	23,324	22,756	12,541	12,448
Over Ten Years	9,114	8,972	45,966	45,680

	$56,514	$55,691	$61,289	$60,983

During the year ended December 31, 2006, the Bank sold available-for-sale investment securities for $5,907,000, resulting in realized losses of $92,000. There were no sales of investment securities during the year ended December 31, 2005. During the year ended December 31, 2004, the Bank sold available-for-sale investment securities for $7,122,000 resulting in realized gains of $94,000.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE B

SECURITIES (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Available-for-Sale
	Losses Less Than 12 Months		Losses Greater Than 12 Months
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
December 31, 2006
Mortgage-Backed Securities
FNMA	$—	$—	$690	$23,375
FHLMC	—	—	170	7,813

	—	—	860	31,188

U.S. Government and Agency Obligations	21	8,775	30	1,970

Total	$21	$8,775	$890	$33,158

December 31, 2005
Mortgage-Backed Securities
FNMA	$207	$10,042	$684	$19,753
FHLMC	—	—	327	9,863

	207	10,042	1,011	29,616

U.S. Government and Agency Obligations	75	10,925	79	3,919

Total	$282	$20,967	$1,090	$33,535

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE B

SECURITIES (Continued)

	Held-to-Maturity
	Losses Less Than 12 Months		Losses Greater Than 12 Months
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
December 31, 2006
Mortgage-Backed Securities
GNMA	$—	$—	$5	$452
FNMA	57	7,429	446	22,049
FHLMC	27	7,540	122	4,910

	$84	$14,969	$573	$27,411

December 31, 2005
Mortgage-Backed Securities
GNMA	$4	$443	$8	$391
FNMA	432	33,187	64	1,990
FHLMC	100	5,572	32	1,210

	$536	$39,202	$104	$3,591

The unrealized losses on the Bank’s investments were caused by interest rate increases. The Bank purchased these investments at a premium relative to their face amount in anticipation of a continuing stable interest rate environment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Bank has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Bank did not consider these investments to be other-than-temporarily impaired at December 31, 2006 or 2005.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE C

LOANS

A summary of the balances of loans follows:

	December 31,
	2006	2005
	(In Thousands)
Loans Secured by First Mortgages on Real Estate:
1 - 4 Family Residential	$45,594	$44,178
Multi-Family Residential, Commercial and Land	33,995	34,909

Total Real Estate Loans	79,589	79,087

Consumer and Other Loans:
Student Loans	2,654	5,682
Loans Secured by Deposits	520	428
Home Equity Loans and Lines	8,514	9,164
Other	671	1,189

Total Consumer and Other Loans	12,359	16,463

Less:
Allowance for Loan Losses	(2,292)	(2,760)
Net Deferred Loan Origination Costs	(390)	(341)

Loans, Net	$89,266	$92,449

An analysis of the allowance for loan losses is as follows:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Balance, Beginning of Year	$2,760	$515	$491
(Recovery) Provision for Losses	(458)	2,250	16
Loans Charged-off	(10)	(5)	8

Balance, End of Year	$2,292	$2,760	$515

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE C

LOANS (Continued)

In response to widespread damages caused by Hurricane Katrina (see Note Q) the Bank established in 2005, a total provision of approximately $2.2 million based on management’s consideration of loans in the most heavily damaged areas. Management is continuing to assess the ability of borrowers to honor their loan commitments and the likely deterioration of collateral values underlying such loans in the affected areas. Based on its present assessment, management is of the opinion that any loan losses related to this event will not exceed the established allowances and will not materially affect the financial position of the Bank, the results of its operations or its cash flows.

Loans receivable as of December 31, 2006, are scheduled to mature and adjustable rate loans are scheduled to reprice as follows (in thousands):

Fixed Rate Loans:
One Year or Less	$2,750
After One Through Five Years	4,371
After Five Through Ten Years	28,621
After Ten Years	45,991

81,733

Variable Rate Loans:
Quarterly or More Frequently	5,945
Between 3 and 12 Months	4,236
After One Through Five Years	34

10,215

$91,948

In the ordinary course of business, the Bank has granted loans to directors, executive officers and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. An analysis of the changes in loans to such borrowers follows:

	December 31,
	2006	2005
	(In Thousands)
Balance, Beginning of Year	$2,558	$2,359
Additions	556	720
Payments and Renewals	(654)	(521)

Balance, End of Year	$2,460	$2,558

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE C

LOANS (Continued)

Nonaccrual loans amounted to approximately $875,000 and $2,100,000 at December 31, 2006 and 2005, respectively. Renegotiated loans for which interest rates have been reduced amounted to approximately $2 thousand and $5 thousand at December 31, 2006 and 2005, respectively. The effect of the interest not recorded on these loans under their original terms did not have a significant effect on net earnings in 2006 or 2005. The Bank has no commitments to lend additional funds to these borrowers.

NOTE D

ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2006 and 2005, consists of the following:

	December 31,
	2006	2005
	(In Thousands)
Loans	$489	$942
Investments	381	224
Mortgage-Backed Securities	386	411
Other	3	3

Total Accrued Interest	$1,259	$1,580

NOTE E

PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,
	2006	2005
	(In Thousands)
Land, Buildings and Improvements	$3,720	$3,646
Furniture and Fixtures	1,636	1,666
Automobiles	98	98

	5,454	5,410
Accumulated Depreciation and Amortization	(3,515)	(3,393)

	$1,939	$2,017

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, was approximately $256,000, $296,000, and $283,000, respectively.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE F

DEPOSITS

Interest bearing deposit account balances at December 31, 2006 and 2005, are summarized as follows:

	Weighted Average Rate at December 31,		Account Balances at December 31,
			2006		2005
	2006	2005	Amount	Percent	Amount	Percent
			(In Thousands)
Demand Deposit Accounts	0.34%	0.33%	$27,753	18.98%	$34,201	22.43%
Savings Accounts	0.50%	0.49%	21,177	14.48%	24,250	15.91%
Certificates of Deposit	3.50%	2.80%	97,310	66.54%	94,008	61.66%

			$146,240	100.00%	$152,459	100.00%

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005, was $17,541,000 and $23,542,000, respectively. Deposit accounts are insured by the FDIC up to $100,000 each per insured depositor.

Certificates of deposit at December 31, 2006, mature as follows (in thousands):

Certificate Accounts Maturing:
One Year or Less	$68,898	70.80%
One to Two Years	13,827	14.21%
Two to Three Years	5,322	5.47%
Three to Five Years	9,263	9.52%

	$97,310	100.00%

Interest expense by deposit type for each of the following periods is as follows:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Certificates of Deposit	$3,349	$2,635	$2,388
Interest Bearing Demand	108	86	85
Passbook Savings	119	104	104

	$3,576	$2,825	$2,577

The Bank held deposits of approximately $1,801,000 and $1,169,000 for related parties at December 31, 2006 and 2005, respectively.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE G

BORROWINGS

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances issued by the Federal Home Loan Bank are secured by a blanket floating lien on first mortgage loans. Total interest expense recognized on FHLB Advances in 2006, 2005 and 2004, was $1,758,000, $2,090,000, and $2,093,000, respectively.

Advances consisted of the following at December 31, 2006 and 2005, respectively.

	FHLB Advance Total
Contract Rate	2006	2005
	(In Thousands)
2% - 2.99%	$3,421	$13,136
3% - 3.99%	10,141	14,120
4% - 4.99%	12,994	14,891
5% - 5.99%	7,787	7,082
6% - 6.99%	899	1,084

	$35,242	$50,313

Maturities of FHLB Advances at December 31, 2006, are as follows:

Year Ending December 31,	Amount Maturing
(In Thousands)
2007	$13,280
2008	11,969
2009	4,760
2010	1,027
2011	3,721
Thereafter	485

$35,242

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE H

INCOME TAX EXPENSE

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank’s deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	2006	2005
	(In Thousands)
Deferred Tax Assets
Market Value Adjustment to Available-for-Sale Securities	$280	$414
Deferred Loan Fees	133	137
Allowance for Loan Losses	446	610
Deferred Compensation	185	55

Total Deferred Tax Assets	1,044	1,216

Deferred Tax Liabilities
FHLB Stock Dividends	(226)	(243)
Other	(126)	(114)

Total Deferred Tax Liabilities	(352)	(357)

Net Deferred Tax Asset	$692	$859

Generally accepted accounting principles do not require that deferred income taxes be provided on certain portions of the allowance for loan losses that existed as of December 31, 1987. At December 31, 2006, retained earnings included approximately $1,400,000 representing such bad debt deductions for which the related deferred income taxes of approximately $476,000 have not been provided.

The provision for income taxes for 2006, 2005 and 2004, consists of the following:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Currently Payable	$964	$486	$690
Deferred Tax Expense (Benefit)	12	(450)	(15)

	$976	$36	$675

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE H

INCOME TAX EXPENSE (Continued)

The provision for Federal income taxes differs from that computed by applying Federal statutory rates to income before Federal income tax expense, as indicated in the following analysis:

	Years Ended December 31,
	2006		2005		2004
	(In Thousands)
Expected Tax Provision at a 34% Rate	$1,020	34.0%	$81	34.0%	$720	34.0%
Non-Deductible Expenses	6	0.1	2	0.6	3	0.1
Effect of Tax Exempt Income	(46)	(1.5)	(46)	(19.3)	(47)	(2.2)
Other	(4)	—	(1)	—	(1)	—

	$976	32.6%	$36	15.3%	$675	31.9%

NOTE I

COMPREHENSIVE INCOME

Comprehensive income was comprised of changes in the Bank’s unrealized holding gains or losses on securities available-for-sale during 2006, 2005 and 2004. The components of comprehensive income and related tax effects are as follows:

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Gross Unrealized Holding Gains (Losses) Arising During the Period	$306	$(1,333)	$(632)
Tax (Expense) Benefit	(104)	453	215

	202	(880)	(417)

Reclassification Adjustment for Losses (Gains) Included in Net Income	92	—	(94)
Tax (Benefit) Expense	(31)	—	32

	61	—	(62)

Net Unrealized Holding Gains (Losses) Arising During the Period	$263	$(880)	$(479)

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE J

REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), tangible capital to adjusted total assets (as defined), and tangible equity to adjusted total assets (as defined). As of December 31, 2006, the Bank meets all of the capital requirements to which it is subject and is deemed to be well capitalized. There have been no subsequent conditions or events which management believes have changed the Bank’s status.

The actual and required capital amounts and ratios applicable to the Bank for the years ended December 31, 2006 and 2005, are presented in the following tables:

	Actual		Minimum for Adequacy Purposes		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
December 31, 2006
Tangible Capital	$29,741	13.51%	$3,302	1.50%	N/A	N/A
Tangible Equity Ratio	29,741	13.51%	4,403	2.00%	N/A	N/A
Core/Leverage Capital	29,741	13.51%	6,605	3.00%	$11,008	5.00%
Tier 1 Risk-Based Capital	29,563	32.80%	3,605	4.00%	5,408	6.00%
Total Risk-Based Capital	30,695	34.06%	7,210	8.00%	9,013	10.00%
December 31, 2005
Tangible Capital	$27,718	11.47%	$3,626	1.50%	N/A	N/A
Tangible Equity Ratio	27,718	11.47%	4,834	2.00%	N/A	N/A
Core/Leverage Capital	27,718	11.47%	7,251	3.00%	$12,085	5.00%
Tier 1 Risk-Based Capital	27,540	28.86%	3,817	4.00%	5,725	6.00%
Total Risk-Based Capital	28,740	30.12%	7,634	8.00%	9,542	10.00%

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE J

REGULATORY MATTERS (Continued)

The Bank’s capital under generally accepted accounting principles (GAAP) is reconciled as follows:

	2006	2005
	(In thousands)
Capital Under GAAP	$29,198	$26,913
Unrealized Losses on Available-for-Sale Securities	543	805
Tier 1 Capital	29,741	27,718
Allowance for Loan Losses	1,132	1,200
Recourse Obligations	(178)	(178)

Total-Risk Based Capital	$30,695	$28,740

NOTE K

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to credit related commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and commitments to sell loans. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The contract amounts of those instruments reflect the extent of the involvement the Bank has in particular classes of financial instruments. The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

As of December 31, 2006 and 2005, the Bank had made various commitments to extend credit totaling approximately $13,148,000 and $12,355,000, respectively, and had no commitments to sell loans at a loss. Of the $13,148,000 of outstanding commitments at December 31, 2006, approximately $3,607,000 were for fixed rate loans with interest ranging from 5% to 9.25% and approximately $9,541,000 were for variable rate loans with interest ranging from 5.75% to 9.5%. No material losses or gains are anticipated as a result of these transactions.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE L

COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Bank conducts certain of its operations in leased facilities. At December 31, 2006, minimum rental commitments under non-cancelable operating leases were as follows (in thousands):

Years Ending December 31,
2007	$55
2008	55
2009	41
2010	28
2011	28
Thereafter	121

$328

Total rent expense incurred by the Bank under leases amounted to $55,000, $52,000 and $53,000 for each of the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE L

COMMITMENTS AND CONTINGENCIES (Continued)

OPERATING LEASES (Continued)

It is expected that in the normal course of business, expiring leases will be renewed or replaced by leases on other property.

The Bank is the lessor of office space to a director of the Bank, under an operating lease expiring in 2009. Terms of the lease are at current market conditions and rates. Minimum future rentals to be received on non-cancelable leases as of December 31, 2006, are as follows (in thousands):

Years Ending December 31,
2007	$17
2008	17
2009	5

$39

Total rental income from this lease amounted to $17,000, $13,000 and $17,000 for each of the years ended December 31, 2006, 2005 and 2004, respectively.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE M

CONCENTRATION OF CREDIT RISK

In accordance with industry practices, the Bank has deposits in other financial institutions for more than the insured limit. These deposits in other institutions do not represent more than the normal industry credit risk.

NOTE N

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash. In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques. The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgment. Accordingly, estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current settlement of the underlying financial instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Bank.

NOTE N

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments.

Cash and Cash Equivalents

The carrying amount of cash and due from financial institutions, federal funds sold and short-term investments approximate fair values.

Securities

Fair values for securities, excluding Federal Home Loan Bank Stock, are based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable, Net

The fair values of loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers with similar credit quality. Appropriate adjustments are made to reflect probable credit losses. The carrying amount of accrued interest on loans approximated its fair value.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank Stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE N

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Deposit Liabilities

SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits include interest and non-interest bearing checking, passbook, and money market accounts. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

Advances from the Federal Home Loan Bank

The fair value of fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amount of accrued interest approximates its fair value.

Off-Balance Sheet Instruments

Off-balance sheet financial instruments include commitments to extend credit and undisbursed lines of credit. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate.

The estimated fair values of the Bank’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial Assets:
Cash and Cash Equivalents	$6,449	$6,449	$17,967	$17,967
Securities	116,979	116,673	122,511	122,280
Loans	91,558	90,873	95,209	94,499
Less Allowance for Loan Losses	(2,292)	(2,292)	(2,760)	(2,760)

Loans, Net of Allowance	89,266	88,581	92,449	91,739

Financial Liabilities:
Deposits	$150,335	$149,325	$157,245	$156,067
Advances from Federal Home Loan Bank	35,242	34,898	50,313	49,720
Unrecognized Financial Instruments:
Commitments to Extend Credit	$13,148	$13,015	$12,355	$12,332

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE O

EMPLOYEE BENEFITS

The Bank has a 401(k) plan covering all employees who meet certain age and service requirements. Contributions to the plan are made at the discretion of the Board of Directors. The 401(k) expense amounted to approximately $12,000, $11,000 and $13,000 for the years ended December 31, 2006, 2005, and 2004, respectively. The plan contains profit sharing provisions, with employer contributions to the plan based on a percentage of wages, net of forfeitures, and were approximately $208,000, $194,000 and $227,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Bank adopted a Supplemental Executive Retirement Plan (SERP) during 2006. The agreement requires the Bank’s Chief Executive Officer to remain employed by the Bank through January 15, 2013, in exchange for retirement benefits payable in equal quarterly installments of $25,000 for ten consecutive years. In the event of disability, the Bank’s Chief Executive Officer is entitled to receive equal quarterly installments of $25,000 for ten consecutive years. In the event of termination, other than for disability, the Bank’s Chief Executive Officer is entitled to benefits accrued through that period. In the event of death, benefits will be payable to the Chief Executive Officer’s designated beneficiary. As of December 31, 2006, $276,000 was accrued in accordance with this agreement. The Bank’s future funding obligation for this plan is as follows: December 31, 2007 through 2011 - $64,021 per year.

NOTE P

RELATED PARTY TRANSACTIONS

The Bank purchased insurance policies from one of its directors totaling $88,000, $32,000 and $53,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE Q

HURRICANE KATRINA

On August 29, 2005, Hurricane Katrina made landfall on the Louisiana-Mississippi Gulf Coast. The storm severely impacted the New Orleans metropolitan area. Certain of the Bank’s offices were damaged in the hurricane, but those damages were covered by insurance. The Bank recorded a gain of approximately $182,000 in 2005, representing the difference between the insurance proceeds of $300,000 received in 2005, and the net book value of the damaged assets written off totaling $118,000. In connection with the effect of the hurricane and its normal practices, the Bank reviewed its loan portfolio and increased its allowance for loan losses as described in Note C.

Included in “advances by borrowers for taxes and insurance repairs” on the accompanying balance sheet as of December 31, 2006 and 2005, is approximately $2 million and $4 million, respectively, representing insurance proceeds that were payable jointly to the customers and the Bank, which are being held in escrow by the Bank until the required repairs are made to the properties pledged against the customers’ loans. Depending on the dollar amount of repairs, the Bank’s customers were either required to submit receipts for the repairs, or an external inspection was performed.

BANK OF NEW ORLEANS

NOTES TO FINANCIAL STATEMENTS

NOTE R

SUBSEQUENT EVENT

On February 5, 2007, the Board of Directors of the Bank adopted a Plan of Conversion (the “Plan”) whereby the Bank will convert to a federally-chartered stock savings bank and operate as a wholly-owned subsidiary of a stock holding company (the “Holding Company”), and offer Holding Company stock on a priority basis to qualifying depositors, and tax-qualified employee plans, with any remaining shares to be offered to the public in a direct community offering and possibly in a syndicated community offering (the “Conversion”).

As part of the Conversion, the Bank will establish a liquidation account in an amount equal to the net worth of the Bank as of the date of the latest consolidated balance sheet appearing in the final prospectus distributed in connection with the Conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held.

Subsequent to the Conversion, the Bank may not declare or pay dividends on, and may not repurchase, any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

Conversion cost will be deferred and reduce the proceeds from the shares sold in the Conversion. If the Conversion is not completed, all costs will be expensed. As of December 31, 2006, the Bank had not incurred any conversion costs.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit us from offering our common stock to you, then this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in our affairs since any of the dates as of which information is furnished herein or since the date hereof.

(Proposed holding company for Bank of New Orleans)

6,095,000 Shares for Sale

(Anticipated Maximum, Subject to Increase)

COMMON STOCK

PROSPECTUS

May 14, 2007

Until June 18, 2007 or 25 days after commencement of the Syndicated Community Offering, if any, whichever is later, all dealers effecting transactions in our common stock may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.